UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from to .

COMMISSION FILE NUMBER: 001-33461

Solera Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**26-1103816**
(State or other jurisdiction of incorporation organization)	**(I.R.S. Employer Identification No.)**

15030 Avenue of Science, San Diego, CA 92128
(Address of principal executive offices) (Zip Code)

(858) 724-1600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that it was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer,", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $973,408,000 as of December 31, 2007 (based upon the closing sale price on The New York Stock Exchange for such date). For this purpose, all shares held by directors, executive officers and stockholders beneficially owning five percent or more of the registrant's common stock have been treated as held by affiliates.

The number of shares of the registrant's common stock outstanding as of August 27, 2008 was 64,909,536.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be delivered to stockholders in connection with our 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

PART I

Item 1.	Business	1
	Item 1A. Risk Factors	12
	Item 1B. Unresolved Staff Comments	22
Item 2.	Properties	22
Item 3.	Legal Proceedings	23
Item 4.	Submission of Matters to a Vote of Security Holders	23

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
Item 6.	Selected Financial Data	26
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	46
Item 8.	Financial Statements and Supplementary Data	47
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	47
	Item 9A. Controls and Procedures	47
	Item 9B. Other Information	50

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	51
Item 11.	Executive Compensation	51
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	51
Item 13.	Certain Relationships and Related Transactions, and Director Independence	51
Item 14.	Principal Accountant Fees and Services	51

PART IV

Item 15.	Exhibits and Financial Statement Schedules	52
	Signatures	53

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend" "may", "plan", "predict", "project" and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies and include, but are not limited to, statements about: increase in customer demand for our software and services; growth rates for the automobile insurance claims industry; customer adoption rates for automated claims processing software and services; increases in customer spending on automated claims processing software and services; our relationship with insurance company customers as they continue global expansion; changes in the amount of our existing unrecognized tax benefits; our revenue mix; our income taxes; restructuring plans, potential restructuring charges and their impact on our revenues; our operating expense growth and operating expenses as a percentage of our revenues; stability of our development and programming costs; growth of our selling, general and administrative expenses; decrease of total depreciation and amortization expense; decrease in interest expense and possible impact of future foreign currency fluctuations; our use of cash and liquidity position going forward; and cash needs to service our debt.

Actual results could differ materially from those projected, implied or anticipated by our forward-looking statements. Some of the factors that could cause actual results to differ include: those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Annual Report on Form 10-K.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this Annual Report on Form 10-K to reflect events or circumstances after the date hereof. You are advised, however, to consult any further disclosures that we make on related subjects in our Quarterly Reports on Form 10-Q and Periodic Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC"). You also should read the section titled "Use of Estimates" included in Note 2 of Notes to Consolidated Financial Statements included pursuant to Item 8 of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

General

Our operations began in 1966, when Swiss Re Corporation founded our predecessor, the Claims Services Group. Solera Holdings, LLC was founded in March 2005 by Tony Aquila, our Chairman of the Board, Chief Executive Officer and President, and affiliates of GTCR Golder Rauner II, L.L.C., or GTCR, a private equity firm. In April 2006, subsidiaries of Solera Holdings, LLC acquired our predecessor from Automatic Data Processing, Inc., or ADP, for approximately $1.0 billion. In connection with our initial public offering in May 2007, we converted from Solera Holdings, LLC, a Delaware limited liability company, into Solera Holdings, Inc., a Delaware corporation.

The terms "we," "us," "our," "our company" and "our business" collectively refer to: (1) the combined operations of the Claims Services Group for periods prior to the April 2006 acquisition, (2) the consolidated operations of Solera Holdings, LLC for the periods following the April 2006 acquisition and prior to the completion of our corporate reorganization in May 2007 and (3) the consolidated operations of Solera Holdings, Inc. as of and following the corporate reorganization in May 2007. Our fiscal year ends on June 30 of each year. Fiscal years are identified in this Annual Report on Form 10-K according to the calendar year in which they end. For example, the fiscal year ended June 30, 2008 is referred to as "fiscal year 2008." Our financial information disclosed in this Annual Report on Form 10-K under Item 1 (Business) and Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) is based on the following:

Period	Accounting Basis
Fiscal years ended June 30, 2008 and 2007, or fiscal years 2008 and 2007	Audited historical consolidated financial statements of Solera Holdings, Inc.
Fiscal year ended June 30, 2006 (Acquisition pro forma), or fiscal year 2006 (Acquisition pro forma)	Unaudited pro forma statement of operations prepared on the basis of the requirements set forth in Article 11 of Regulation S-X promulgated under the Securities Act of 1933, as amended, giving effect to the April 2006 acquisition as if it had been completed on July 1, 2005

Our Company

We are the leading global provider of software and services to the automobile insurance claims processing industry. Our customers include insurance companies, collision repair facilities, independent assessors and automotive recyclers. We help our customers:

- estimate the costs to repair damaged vehicles and determine pre-collision fair market values for vehicles damaged beyond repair;
- automate and outsource steps of the claims process that insurance companies have historically performed internally; and
- improve their ability to monitor and manage their businesses through data reporting and analysis.

As of June 30, 2008, we served over 55,000 customers and were active in more than 50 countries with approximately 1,900 full-time employees. Our customers include more than 900 automobile insurance companies, 33,000 collision repair facilities, 7,000 independent assessors and 3,000 automotive recyclers. We derive revenues from many of the world's largest automobile insurance companies, including each of the ten largest automobile insurance companies in Europe and at least nine of the ten largest automobile insurance companies in North America.

The Automobile Insurance Claims Process

An overview of the automobile insurance claims process and its complexities provides a framework for understanding how our customers can derive value from our software and services. The automobile insurance claims process generally begins following an automobile collision and consists of the following steps:

First Notice of Loss
- The policyholder initiates the claim process with the insurance company.
- The insurance company assigns the claim to an assessor and/or a collision repair facility.

Investigation
- The assessor conducts interviews, examines photos and reviews police reports.
- The insurance company, assessor or collision repair facility estimates the cost to repair the vehicle.
- In the case of a heavily damaged vehicle, the assessor or collision repair facility may request a pre-accident vehicle valuation.

Evaluation
- The insurance company reviews the estimate and/or pre-accident valuation and confirms the results of the investigation.
- The insurance company may request additional information and/or require follow-up investigation.

Decision
- The insurance company determines whether the vehicle should be repaired or declared a total loss.
- Based on its evaluation, the insurance company determines who is liable for the claim and the repair or total loss amount it intends to pay.

Settlement
- The insurance company notifies the policyholder or the collision repair facility of the amount it intends to pay.
- The policyholder or collision repair facility may negotiate the final payment amount with the insurance company.

Vehicle Repair
- The collision repair facility repairs the vehicle if it is not a total loss.
- The collision repair facility purchases replacement parts from original equipment manufacturers, or OEMs, aftermarket parts makers or automotive recyclers.
- Further revisions to the claim payment amount may occur if additional damage or cost savings are identified.

Payment
- The insurance company pays the policyholder or the collision repair facility.

Each of these steps consists of multiple actions requiring significant and complex interaction among several parties. For example, the investigation step generally involves insurance companies, assessors, collision repair facilities and automotive recyclers and includes conducting interviews, taking and examining photographs, obtaining and reviewing police reports and estimating repair costs. When performed manually, many of these tasks, such as the mailing of vehicle photographs or the estimating of vehicle repair costs, can be time-consuming. In addition, without an efficient means of communication that facilitates real-time access to data, claim-related negotiations can result in substantial delays and unnecessary costs.

The Automobile Insurance Claims Processing Industry

The primary participants in the automobile insurance claims processing industry are automobile insurance companies, collision repair facilities, independent assessors and automotive recyclers. We believe that our business is affected by trends associated with each of the following:

Automobile Insurance Industry

We estimate that the global automobile insurance industry processes more than 100 million claims each year, representing approximately $150 billion in repair costs. We believe the industry is relatively concentrated with a number of large automobile insurance companies accounting for the majority of global automobile insurance premiums. In the U.S., of the approximately 320 companies offering automobile insurance, the twenty-five largest providers accounted for over 80% of all automobile insurance premiums in 2007. The top 15 European non-life insurance companies accounted for 84% of total non-life insurance premiums in 2007.

Collision Repair Industry

The collision repair industry is highly fragmented. We estimate there are approximately 100,000 collision repair facilities in our markets. The operating costs of these facilities have increased substantially over the past decade due to continued increases in vehicle diagnostic and repair technologies and changes in environmental regulations. In addition, collision repair facilities have increasingly established preferred relationships with insurance companies. These arrangements, known in the U.S. as direct repair programs, allow collision repair facilities to generate increased repair volumes through insurance company referrals. Insurance companies benefit by establishing a trusted network of collision repair facilities across which they can implement standard procedures and best practices. Insurance companies often require collision repair facilities to use specified automated claims processing software and related services to participate in their programs. We believe the combination of these factors will increase demand for software and services that help collision repair facilities manage their workflow and increase their efficiency.

Independent Assessors

Independent assessors are often used to estimate vehicle repair costs, particularly where automobile insurance companies have chosen not to employ their own assessors or do not have a sufficient number of employee assessors and where governments mandate the use of independent assessors.

In some markets, we believe changing government regulations and improved claims technology will result in a decrease in the number of independent assessors. However, in other markets, insurance companies are reducing their employee assessor staff to contain costs, which we believe will lead to a growth in the number of independent assessors. We believe the combination of these offsetting factors will result in a modest overall increase in the number of independent assessors and, therefore, the demand for automobile insurance claims processing software and services.

Automotive Recycling Industry

The automotive recycling industry is highly fragmented with over $25 billion in estimated worldwide annual sales by over 15,000 independent salvage and recycling facilities. Participants in the automotive recycling industry are a valuable source of economical and often hard-to-find used vehicle replacement parts. In addition, this industry has become more sophisticated and technology-driven in order to keep pace with innovations in vehicle technology. Additionally, insurance companies are increasingly mandating the use of aftermarket and recycled parts to lower the costs to repair damaged vehicles. We believe these factors will result in increased demand for automobile insurance claims processing software and services, as automotive recyclers seek to manage their workflows, maximize the value of their inventories and increase efficiency.

Key Drivers of Automobile Insurance Claims Processing Demand

We believe that the principal drivers of demand for our software and services are:

Inefficiencies in the Automobile Insurance Claims Process

Claims Process Fragmentation. The automobile insurance claims process involves many parties and consists of many steps, which are often managed through paper, fax and other labor intensive processes. In a June 2004 poll conducted by a leading provider of statistical claims data to the property and casualty insurance industry, approximately 75% of U.S. insurance companies identified improving claims-handling processes as their most important goal. Key areas for improvement identified by the survey included lowering operating costs, reducing fraud and improving claims-handling efficiency. By simplifying and streamlining the claims process, insurance companies can process claims faster and reduce costs.

Unequal Access to Information. Collision repair facilities typically have more information about vehicles in their shops than do insurance companies who often must make their damage estimates remotely or with limited information. Through access to detailed information about vehicle damage and replacement costs, insurance companies can more accurately estimate fair settlement values and reduce overpayment on claims.

Disparate Claims Data. Claims-related data generated by automobile insurance companies often is not stored, shared with other parties or captured in a format that is easily transferable to other applications. This, combined with the inability to transfer and manipulate data easily across multiple applications, hinders comparisons of repairs and claims. Increased access to data from industry participants generates more accurate repair estimates and allows automobile insurance companies to identify top-performing collision repair facilities.

Conflicting Interests of Industry Participants. Collision repair facilities benefit from high repair costs, which increase their revenues. Conversely, insurance companies benefit from low repair costs, which reduce their expenses. This conflict can result in high settlement costs and delays. Repair cost estimates that rely on common data sources can reduce these costs and delays.

Inefficient Collision Repair Facility Workflow. Many collision repair facilities manage their complex workflows manually or without specialized software. Manual workflow management leads to increased processing time, higher costs and more errors, problems that generally intensify as a facility grows. With claims processing software and services, collision repair facilities can more effectively manage their workflows and obtain detailed part availability and pricing information.

Growth in the Automobile Insurance Claims Industry

Growth in the Number of Worldwide Vehicles. According to industry sources, from 2005 to 2008, the number of personal and commercial vehicles in use has increased an average of 3.95% per year. Additional growth of 2% to 3% per year is expected through 2016, with forecasted annual growth of 8% in Asia-Pacific countries through 2018. As the number of vehicles on the road continues to expand, we believe the need for automobile insurance claims processing products and services will continue to grow to handle increased claims activity.

In some insurance markets, such as North America and Western Europe, automobile insurance is generally government-mandated and automated claims processing is widespread. Automobile insurance companies achieve growth in these highly competitive markets by gaining additional market share, and generally compete on price and quality of policyholder service. To remain competitive, insurance companies increasingly seek additional automated claims processing products and services to minimize costs and improve policyholder service.

In other markets, such as Eastern Europe, Latin America, China and India, automobile insurance companies are growing primarily due to an increase in the number of vehicles and emerging government regulations that require vehicles to be insured. Many automobile insurance companies in these markets process claims manually, presenting significant opportunities for them to increase their operational efficiencies, by automating claims processing.

Adoption of Automated Claims Processing Software and Services. Many markets have only recently begun to adopt automated claims processing software and services to reduce inefficiencies. We anticipate that increased adoption of automated claims processing software and services in these markets will be a key driver of our growth.

The cost of automated claims processing software and services generally represents a relatively small portion of automobile insurance companies' claims costs. We believe automobile insurance companies will increase their spending on automated claims processing software and services because incremental investments can result in significant cost reductions.

Our Software and Services

Our software and services can be organized into five general categories: estimating and workflow software, salvage and recycling software, business intelligence and consulting services, shared services and other.

Estimating and Workflow Software

Our core offering is our estimating and workflow software. Our estimating and workflow software helps our customers manage the overall claims process, estimate the cost to repair a damaged vehicle, and calculate the pre-collision fair market value of a vehicle. Key functions of our estimating and workflow software include:

- capturing first notice of loss information
- assigning, managing and monitoring claims and claim-related events
- accessing and exchanging claims-related information
- calculating, submitting, tracking and storing repair and total loss estimates
- reviewing, assessing and reporting estimate variations based upon pre-set rules
- routing shop estimates for manual review
- scheduling repairs

Salvage and Recycling Software

Our salvage and recycling software helps automotive recyclers manage their inventories in order to facilitate the location, sale and exchange of vehicle parts for use in the repair of a damaged vehicle. Key functions of our salvage and recycling software include:

- managing inventory
- connecting to collision repair facilities to facilitate the use of recycled parts in the repair of a damaged vehicle
- locating vehicle parts by price, year, model and/or geographic area
- determining the interchangeability of automobile parts across vehicle models
- exchanging vehicle parts with other recyclers
- preparing invoices and managing accounts receivable
- generating management reports

Business Intelligence and Consulting Services

Our business intelligence and consulting services help our insurance company customers monitor and assess their performance through customized data, reports and analyses. Key elements of our business intelligence and consulting services include:

- analyzing claims amounts and payments
- creating customized statistical reports on claims data and activity
- measuring our customers' performance against industry standards
- monitoring key performance indicators, such as alternative parts utilization in the repair process and repair cycle time

Shared Services

We have developed our shared services to help our insurance company customers outsource claims-related tasks. The key components of our shared services include:

- reviewing repair estimates prepared by collision repair facilities
- reviewing decisions to repair or replace damaged parts
- auditing and facilitating settlement of repair prices with collision repair facilities
- reviewing medical and workers' compensation bills
- communicating with policyholders

Other

We provide additional services and products to our customers, which include selling hardware for use with our software, training, and call center technical support services. We also offer services that allow our customers to access operational and technical support in times of high demand following natural disasters and software that helps detect fraudulent activity. In addition to some of the software and services described above, we provide software and services that are not directly related to the automobile insurance claims process.

Our Databases

At the core of our software and services are our proprietary databases. Each of our databases has been adapted for use in our local markets. We have invested over $200 million in the last ten years to maintain and expand our proprietary databases. Our primary databases include our repair estimating database, our total loss database, our claims database and our parts salvage databases.

Repair Estimating Database. We have created our repair estimating database over 35 years through the development, collection, organization and management of automobile-related information. The data in this database enables our customers to estimate the cost to repair a damaged vehicle. This database:

- contains detailed cost data for each part and the required labor operations needed to complete repairs on over 2,500 vehicle types
- covers over 98% of the vehicle models in our core markets
- includes vehicles data dating back to 1970
- includes over 5 million parts for vehicles with multiple model years, editions, option packages and country-specific variations
- includes over one million aftermarket parts
- includes over one million graphics

We update this database with data provided to us by third parties, including original equipment manufacturers, or OEMs, and aftermarket part suppliers, along with data we develop through our proprietary analyses of local labor repair times and damage repair techniques. The quality and accuracy of the database, which are very important to each of our customers, are continuously monitored and maintained using rigorous quality control processes, which include updating over 2.5 million data points every month.

Total Loss Database. Our total loss database helps our customers determine the pre-collision fair market values of vehicles that have been damaged beyond the point where repair is economically feasible, as well as the amounts they pay policyholders for total losses. Additionally, our employees use this database to provide total loss estimating service to our customers. This database has been designed to accurately reflect the local fair market value of a vehicle rather than simply delivering a market value based on national or regional averages. Each year, we collect more than 180 million "for sale" and "sold" vehicle records from over 10,000 automobile dealer sources, which we have combined with local market purchase and sale data collected from over 3,500 different sources, including websites, local newspapers, magazines and private listings. We update this database by incorporating nearly two million data points per week which include the latest vehicle purchase and sale information including specific models, option packages, vehicle condition and mileage.

Claims Database. Our claims database enables our customers to evaluate their internal claims process performance, as well as measure the performance of their business partners. Our employees also use this database to provide consulting services to our customers and develop new software and services. Customers use this database to benchmark their performance against their local peer group through detailed analyses of comprehensive industry data. Compiled over the past 15 years, this database contains approximately two billion data points representing over 100 million automobile repair claims and over $200 billion in claims payments. We update this database by incorporating approximately 150,000 additional repair estimates every week.

Parts Salvage Databases. Our parts salvage databases contain data on approximately 125 million automobile parts through a network of approximately 3,000 automotive recyclers. These databases are used by our customers to quickly find locally available automobile parts and identify interchangeable parts across different vehicles.

Our Global Operations

We are active in more than 50 countries on six continents. We have organized our operations into two regional operating segments, EMEA and Americas.

EMEA

Our EMEA operating segment accounted for approximately 62% of our revenues during fiscal year 2008. EMEA comprises our activities in over 35 countries in Europe, the Middle East, Africa and Asia.

Americas

Our Americas operating segment accounted for approximately 38% of our revenues during fiscal year 2008. Americas comprises our activities in over 15 countries in North, Central, and South America, as well as the Caribbean.

Geographic Financial Information

The table below sets forth the revenues we derived from the following geographic areas during each of the previous three fiscal years.

	Fiscal Years Ended June 30,		
	2008	2007	2006 (Acquisition pro forma)
	(in thousands)		
United States	$147,875	$146,392	$146,373
The Netherlands	62,554	56,898	52,206
United Kingdom	57,819	50,814	40,371
Germany	52,450	46,220	43,985
Other	219,155	171,636	147,295

The table below sets forth the long-lived assets we held in the following geographic areas at the end of each of the previous three fiscal years.

	Fiscal Years Ended June 30,		
	2008	2007	2006
	(in thousands)		
United States	$22,554	$26,214	$12,901
The Netherlands	290	311	487
United Kingdom	8,681	8,149	3,949
Germany	8,473	8,269	8,088
Other	9,245	8,542	12,860

Key Competitive Strengths

Leading Global Provider

We are the leading global provider of software and services to the automobile insurance claims processing industry. We are active in more than 50 countries across six continents. In most of our markets, we believe we are either the largest or second-largest provider of automobile insurance claims processing software and services based on total revenues. The large number of geographic regions in which we operate provides us with a strategic advantage when expanding into new markets by enabling us to utilize our database and vehicle coverage already present in adjacent or nearby markets. As insurance companies continue to expand their businesses globally, our international leadership position should further position us as a single provider of automobile insurance claims processing software and services to our international insurance company customers.

Significant Barriers to Entry

We believe that our proprietary databases pose barriers to entry due to the significant capital investment and time that would be required to develop a similar set of integrated databases and customize them for use in local markets. Our proprietary databases have been built over 35 years of developing, collecting, organizing and managing automobile related information and data. We have invested over $200 million in the last ten years in developing and maintaining our proprietary databases, and customizing them for use in local markets.

Long-Standing Relationships with Customers

We have long-standing relationships with many of the world's largest automobile insurance companies. For example, our relationships with our ten largest customers in Europe and North America date back, on average, 16 and 17 years, respectively. Our software and services are typically integrated into our customers' systems, operations and processes, often making it costly and time-consuming for our customers to switch to another provider. These long-standing relationships have also allowed us to better understand our customers' needs and further expand these relationships over time, both with additional software and by increasing our customer support and training services. Additionally, several of our customers own minority interests in five of our local operating subsidiaries. We have found these partnerships to be effective when entering new markets as they have allowed us to collaborate more closely with our insurance company customers and rely on their local expertise to introduce, customize and market our software and services quickly and efficiently.

History of Developing New Software and Services

Since our inception, we have consistently developed and marketed new software and services in order to meet the needs of our customers. We work closely with our customers in order to determine the features and functions that they may require in the future. We have developed and introduced new software and services to the market through both internal development as well as through the acquisition and licensing of products and technology owned by third parties. For example, we recently introduced an auditing tool that allows insurance companies to identify repair estimates that should be further reviewed. We believe our focus on software development and customization creates incremental revenue opportunities as we expand the number and sophistication of the software and services that we offer.

Attractive Operating Model

We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our databases and software and the significant operating cash flow we generate.

Contract-Based Revenues. A substantial portion of our revenues is derived from customers who have been under contract with us for several years. For fiscal year 2008, we generated over 95% of our revenues from subscription-based contracts (where we charge a monthly fee), transaction-based contracts (where we charge a fee per transaction), and subscription-based contracts with additional transaction-based fees (where we charge both a monthly fee and a fee per transaction), all of which generate recurring revenues from our customers.

Scalable Databases and Software. Our databases and software have been designed to accommodate significant additional transaction- and subscription-based volumes with limited incremental costs. The ability to generate additional revenues from increased subscription and transaction volumes without incurring substantial incremental costs provides us with opportunities to improve our operating margins.

Significant Operating Cash Flow Generation. We believe we are able to generate significant operating cash flows due to our operating margins and the relatively moderate working capital required to grow our business. The operating cash flow we generate may be used to repay debt, finance acquisitions, expand geographically or further invest in database and software innovation.

Business Strategy

Broaden the Scope of our Software and Services

We intend to further broaden the capabilities, features and functionality of our claims processing software, as well as the breadth of our service offerings. We believe that expanding the breadth of our offerings will allow us to retain and strengthen our relationships with our existing customers by helping them improve the efficiency of their claims process. We also intend to develop new software and services for our insurance company customers that can help them process claims in areas other than automobile insurance.

Expand Customer Base in Existing Markets

We seek to expand our customer base in existing markets by competing on the quality of our software and services, our industry expertise, and our strong industry relationships. In some markets, such as North America and Western Europe, we intend to seek new customers by competing favorably on both price and service, as well as by providing a complete suite of claims processing software and services that optimize each step of the claims process. In other markets, such as Eastern Europe, Latin America, China and India, we intend to use the combination of our local expertise with our global presence and comprehensive databases to serve new automobile insurance companies and other customers who can use our software and services to reduce claims-related costs and increase their operational efficiencies.

Expand into New Markets

As a result of recent growth in vehicle usage, regulatory and market developments, increasing penetration of automobile insurance, and rising adoption of automated claims processing by insurance companies, we believe that new markets represent significant opportunities for future growth. We have a history of successfully entering markets that previously had not used automated claims processing software and services. We intend to use this expertise to further expand in markets where we have recently established operations, such as China and India, and enter markets where we are not currently active.

Improve Operational Efficiencies

We seek to operate more efficiently, reduce costs and improve our operating margins. We intend to pursue substantial operating margin improvements over the next two years. Major elements of this plan include productivity and technological enhancements and reduction of overhead. We have identified and targeted several operational initiatives that we plan to implement over the next year, including the elimination of database and infrastructure redundancies productivity, and technology enhancements and reduction of overhead. If implemented, we expect that these initiatives will improve our operating margins.

Pursue Strategic Acquisitions

We plan to supplement our organic growth by acquiring businesses or technologies that allow us to expand our range of services, increase our customer base or enter new markets. When evaluating these opportunities, we will consider characteristics such as recurring revenues, strong operating and financial performance, enhanced products and services, long-standing customer relationships and strong management personnel.

Sales and Marketing

As of June 30, 2008, our sales and marketing staff included 224 full-time professionals. Our sales and marketing personnel identify and target specific sales opportunities and manage customer relationships. They also design and plan launch strategies for new software and services, and plan and facilitate customer conferences and tradeshows. Our country managers are also involved in the sales and marketing process, though they are not counted as full-time sales professionals.

Customer Support and Training

We believe that providing high quality customer support and training services is critical to our success. As of June 30, 2008, we had 355 full-time customer support and training personnel, who provide telephone support, as well as on- and off-site implementation and training. Our customer support and training staff generally consists of individuals with expertise in both our software and services and in the automobile insurance and/or collision repair industries.

Software and Database Development

We devote significant resources to the continued development of our software and databases. We have created sophisticated processes and tools to achieve high-quality software development and data accuracy. Our ability to maintain and grow our leading position in the automobile insurance claims processing industry is dependent upon our ability to enhance and broaden the scope of our software and services, as well as continuing to expand and improve our repair estimating, total loss, claims and parts salvage databases. We often collaborate with our customers in the development process to focus on addressing their specific needs. We then incorporate what we have learned from our customers' workflow experiences and needs to deliver quality, workflow-oriented software and services to the marketplace quickly. We believe these efforts provide a significant competitive advantage in the development of new software and services.

As of June 30, 2008, our software development staff consisted of 421 full-time professionals across six international software development centers. As of the same date, our database staff consisted of 331 full-time professionals across five international database development centers.

Competition

We compete primarily on the functionality of our software, the integrity and breadth of our data, customer service and price. The competitive dynamics of the global automobile insurance claims processing industry vary by region, and our competitors are present in a subset of markets in which we operate. In Europe, our largest competitors include DAT, GmbH and EurotaxGlass' Group, with whom we compete in multiple countries. In North America, our largest competitors include CCC Information Services Group Inc. in the U.S. and Mitchell International Inc. in the U.S. and Canada. In April 2008, CCC Information Services Group Inc. and Mitchell International Inc. announced they have signed an agreement to combine their companies. If their merger is consummated, the combined company will have a significant market share in the U.S. market for automobile insurance claims processing software and services.

Intellectual Property and Licenses

We enter into license agreements with our customers, granting each customer a license to use our software and services while ensuring the protection of our ownership and the confidentiality of the embedded information and technology contained in our software. As a general practice, employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

We own registered trademarks and service marks that we use in connection with our software and services, including their advertising and marketing. For example, our trademark Audatex is registered in over 50 countries. In the U.S. and Canada, we market our collision damage estimating and total loss valuation software under the registered trademarks Penpro, Shoplink and Autosource.

We license much of the data used in our software and services through short-term contracts with third parties, including OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships and vehicle repair facilities, to whom we pay royalties.

Employees

As of June 30, 2008, we had 1,883 associates, including 986 employees in our EMEA operating segment, 876 employees in our Americas operating segment, and 21 employees in corporate roles. None of our employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Available Information

Our internet website address is www.solerainc.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website and the information contained or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

In addition to the cautionary statement regarding forward-looking statements included above in this Annual Report on Form 10-K, we also provide the following cautionary discussion of risks and uncertainties relevant to our business. These risks and uncertainties, as well as other factors that we may not be aware of, could cause our actual results to differ materially from expected and historical results and could cause assumptions that underlie our business plans, expectations and statements in this Annual Report on Form 10-K to be inaccurate.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant reduction in volume from, any of these customers would harm our financial results.

We derive a substantial portion of our revenues from sales to large insurance companies. In fiscal year 2008, we derived 14.6% of our revenues from our ten largest insurance company customers. The largest three of these customers accounted for 3.0%, 2.4% and 1.5%, respectively, of our revenues during this period. A loss of one or more of these customers would result in a significant decrease in our revenues, including the business generated by collision repair facilities associated with those customers. In fiscal year 2007, we lost our principal shared services contract, which accounted for approximately 1.2% of revenues. During fiscal year 2008, we were notified by a U.S. insurance company customer that it will not renew its contract with us, and this customer has initiated the transition of our services to another provider. This contract accounted for approximately 1.4% of revenues in fiscal year 2008. Furthermore, many of our arrangements with European customers are terminable by them on short notice or at any time. In addition, disputes with customers may lead to delays in payments to us, terminations of agreements or litigation. Additional terminations or non-renewals of customer contracts or reductions in business from our large customers would harm our business, financial condition and results of operations.

Competitive pressures may require us to significantly lower our prices.

Pricing pressures have required us to significantly lower prices for some of our software and services in several of our markets. We may be required to implement further price reductions in response to the following:

- price reductions by competitors
- the consolidation of property and casualty insurance companies
- the introduction of competing software or services
- a decrease in the frequency of accidents

If we are required to accept lower prices for our software and services, it would result in decreased revenues and harm our business, financial condition and results of operations.

Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

The markets for our automobile insurance claims processing software and services are highly competitive. In the U.S., our principal competitors are CCC Information Services Group Inc. and Mitchell International Inc. In Europe, our principal competitors are EurotaxGlass's Group and DAT, GmbH. If one or more of our competitors develop software or services that are superior to ours or are more effective in marketing its software or services, our market share could decrease, reducing our revenues. In addition, if one or more of our competitors retain existing or attract new customers for which we have developed new software or services, we may not realize expected revenues from these new offerings, reducing our profitability.

Some of our current or future competitors may have or develop closer customer relationships, develop stronger brands, have greater access to capital, lower cost structures and/or more attractive system design and operational capabilities than we have. Consolidation within our industry could result in the formation of competitors with substantially greater financial, management or marketing resources than we have, and such competitors could utilize their substantially greater resources and economies of scale in a manner that affects our ability to compete in the relevant market or markets. For example, in April 2008, CCC Information Services Group Inc. and Mitchell International Inc., our principal competitors in the U.S., announced they have signed an agreement to combine their companies. If their merger is consummated, the combined company will have a significant market share in the U.S. market. As a result of consolidation, our competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, expand into new markets, hire away our key employees, change or limit access to key information and systems, take advantage of acquisition or other strategic opportunities more readily and develop and expand their product and service offerings more quickly than we can. In addition, our competitors may form strategic or exclusive relationships with each other and with other companies in attempts to compete more successfully against us. These relationships may increase our competitors' ability, relative to ours, to address customer needs with their software and service offerings, which may enable them to rapidly increase their market share.

Moreover, many insurance companies have historically entered into agreements with automobile insurance claims processing service providers like us and our competitors whereby the insurance company agrees to use that provider on an exclusive or preferred basis for particular products and services and agrees to require collision repair facilities, independent assessors and other vendors to use that provider. If our competitors are more successful than we are at negotiating these exclusive or preferential arrangements, we may lose market share even in markets where we retain other competitive advantages.

In addition, our insurance company customers have varying degrees of in-house development capabilities, and one or more of them have expanded and may seek to further expand their capabilities in the areas in which we operate. Many of our customers are larger and have greater financial and other resources than we do and could commit significant resources to product development. Our software and services have been, and may in the future be, replicated by our insurance company customers in-house, which could result in our loss of those customers and their associated repair facilities, independent assessors and other vendors, resulting in decreased revenues and net income.

The time and expense associated with switching from our competitors' software and services to ours may limit our growth.

The costs for an insurance company to switch providers of claims processing software and services can be significant and the process can sometimes take 12 to 18 months to complete. As a result, potential customers may decide that it is not worth the time and expense to begin using our software and services, even if we offer competitive and economic advantages. If we are unable to convince these customers to switch to our software and services, our ability to increase market share will be limited, which could harm our revenues and operating results.

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes, our market share and revenues will decline.

Our industry is characterized by rapidly changing technology, evolving industry standards and frequent introductions of, and enhancements to, existing software and services, all with an underlying pressure to reduce cost. Industry changes could render our offerings less attractive or obsolete, and we may be unable to make the necessary adjustments to our offerings at a competitive cost, or at all. We also incur substantial expenses in researching, developing, designing and marketing new software and services. The development or adaptation of these new technologies may result in unanticipated expenditures and capital costs that would not be recovered in the event that our new software or services are unsuccessful. The research, development, production and marketing of new software and services are also subject to changing market requirements, as well as the satisfaction of applicable regulatory requirements and customers' approval procedures and other factors, each of which could prevent us from successfully marketing any new software and services or responding to competing technologies. The success of new software in our industry also often depends on the ability to be first to market, and our failure to be first to market with any particular software project could limit our ability to recover the development expenses associated with that project. If we cannot develop new technologies, software and services or any of our existing software or services are rendered obsolete, our revenues and income could decline and we may lose market share to our competitors, which would impact our future operations and financial results.

Changes in or violations by us or our customers of applicable government regulations could reduce demand for or limit our ability to provide our software and services in those jurisdictions.

Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. If our insurance company customers fail to comply with new or existing insurance regulations, including those applicable to our software and services, they could lose their certifications to provide insurance and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed their regulations to permit insurance companies to use book valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have adopted total loss regulations, that, among other things, require insurers use a methodology deemed acceptable to the respective government agency. We submit our methodology to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

In addition, the Belgian Competition Department notified us that it has chosen to continue to investigate a complaint relating to estimates generated by our software of the costs to repair damaged vehicles originally brought by a trade association representing collision repair facilities that was withdrawn by the trade association in 2005. Pursuant to European Union competition laws, the Belgian Competition Department has asserted its authority to conduct this investigation as it relates to the Western European region. The South African Competition Commission is investigating a complaint brought by a trade association representing collision repair facilities against the South African Insurance Association, as well as motor vehicle insurers and assessors, relating to estimates generated by our software of the costs to repair damaged vehicles.

Our future operating results may be subject to volatility as a result of exposure to foreign currency exchange risks.

We derive most of our revenues, and incur most of our costs, including a portion of our debt service costs, in currencies other than the U.S. dollar, principally the Euro. Except for the certain derivative instruments described in Note 9 to the Notes to Consolidated Financial Statements included pursuant to Item 8 of this Annual Report on Form 10-K, we currently do not hedge our exposure to foreign currency risks. In our historical financial statements, we re-measure our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. These re-measurements resulted in foreign currency translation adjustments of $58.7 million in fiscal year 2008. Further fluctuations in exchange rates against the U.S. dollar could decrease our revenues, increase our costs and expenses and therefore harm our future operating results. We believe that extended periods of dollar weakness are positive for operating income and extended periods of dollar strength are negative, although the precise impact is difficult to assess.

We have a large amount of goodwill and other intangible assets as a result of the April 2006 acquisition. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

We have a large amount of goodwill and other intangible assets and are required to perform an annual assessment for possible impairment for accounting purposes. At June 30, 2008 and 2007, we had goodwill and other intangible assets of $976.3 million and $932.2 million, respectively. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur a non-cash impairment charge. Any impairment charges in the future will adversely affect our results of operations.

We may incur significant restructuring and severance charges in future periods, which would harm our operating results and cash position or increase debt.

We incurred restructuring charges of $13.3 million in fiscal year 2008. These charges consist primarily of termination benefits paid or to be paid to employees. As of June 30, 2008, our remaining obligation associated with these restructuring charges and others from prior periods is $14.6 million. We regularly evaluate our existing operations and capacity, and we expect to incur additional restructuring charges as a result of future personnel reductions, related restructuring and productivity and technology enhancements, which could exceed the levels of our historical charges. We are currently evaluating further plans that, if all implemented, would result in additional restructuring charges ranging from $5.0 to $10.0 million over the next 12 to 18 months. These potential charges could harm our operating results and significantly reduce our cash position or increase debt. In addition, we may incur certain unforeseen costs once these activities are implemented.

We have a history of net losses and may not maintain profitability in the future.

For fiscal years 2008, 2007 and 2006, we had net income (loss) of $0.6 million, ($80.9) million and ($18.9) million, respectively. As of June 30, 2008, we had an accumulated deficit of approximately $110.2 million. Fiscal year 2008 was our first year since the April 2006 acquisition for which we did not report a significant loss. We will need to maintain or increase revenues and maintain or reduce expenses, which include the amortization of the remaining $330.2 million of intangible assets that we had as of June 30, 2008 and interest expense associated with our indebtedness, to improve or sustain our profitability. We cannot assure you that we will achieve a significant level of profitability. Future decreases in profitability could reduce or stock price, and future net losses would reduce our stock price.

We have a very limited operating history as a stand-alone company, which may make it difficult to evaluate our future operating results.

Prior to the April 2006 acquisition, our predecessor operated as a business unit of ADP. Our predecessor relied on ADP during this period for many of its internal functions, including accounting, tax, payroll, technology and administrative and operational support. We now perform these functions and services with internal resources or through third-party service providers. If we are unable to effectively perform these services internally or maintain substitute arrangements on terms that are favorable to us, our business, financial condition and results of operations would be adversely affected.

In addition, the historical financial information of our predecessor included in this Annual Report on Form 10-K may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate stand-alone company without the shared resources of ADP for the periods presented and are not necessarily indicative of our future results of operations, financial position and cash flows. For example, ADP allocated expenses and other centralized operating costs to our predecessor for periods prior to the Acquisition, and the allocated costs included in our predecessor's historical financial statements could differ from amounts that we would have incurred if we had operated on a stand-alone basis.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures.

We have a significant amount of indebtedness. As of June 30, 2008, our indebtedness, including current maturities, was $630.9 million, and we would have been able to borrow an additional $50.0 million under our amended and restated senior credit facility. During fiscal year 2008, our aggregate interest expense was $45.7 million and the cash paid for interest was $44.9 million.

Our indebtedness could:

- make us more vulnerable to unfavorable economic conditions and a reduction in our revenues
- make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes
- require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes, including software development
- make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements
- make it more difficult to pursue strategic acquisitions, joint ventures, alliances and collaborations

Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we may be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that debt refinancings or asset dispositions could be completed on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Our software and services rely on information generated by third parties and any interruption of our access to such information could materially harm our operating results.

We believe that our success depends significantly on our ability to provide our customers access to data from many different sources. For example, a substantial portion of the data used in our repair estimating software is derived from parts and repair data provided by, among others, original equipment manufacturers, or OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships and vehicle repair facilities. We obtain much of our data about vehicle parts and components and collision repair labor and costs through license agreements with OEMs, automobile dealers, and other providers. EurotaxGlass's Group, one of our primary competitors in Europe, provides us with valuation and paint data for use in our European markets pursuant to a similar arrangement, and Mitchell International, one of our primary competitors in the U.S., provides us with vehicle glass data for use in our U.S. markets pursuant to a similar arrangement. Many of the license agreements through which we obtain data are for terms of one year and/or may be terminated without cost to the provider on short notice. If one or more of our licenses are terminated or if we are unable to renew one or more of these licenses on favorable terms or at all, we may be unable to access alternative data sources that would provide comparable information without incurring substantial additional costs. Recently, some OEM sources have indicated to us that they intend to materially increase the licensing costs for their data. While we do not believe that our access to most individual sources of data is material to our operations, prolonged industry-wide price increases or reductions in data availability could make receiving certain data more difficult and could result in significant cost increases, which would materially harm our operating results.

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide accurate, consistent and reliable services and information to our customers on a timely basis. Our operations could be interrupted by any damage to or failure of:

- our computer software or hardware or our customers' or third-party service providers' computer software or hardware
- our networks, our customers' networks or our third-party service providers' networks
- our connections to and outsourced service arrangements with third parties, such as Acxiom, which hosts data and applications for us and our customers

Our systems and operations are also vulnerable to damage or interruption from:

- power loss or other telecommunications failures
- earthquakes, fires, floods, hurricanes and other natural disasters
- computer viruses or software defects
- physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events
- errors by our employees or third-party service providers

As part of our ongoing process improvements efforts, we have and will continue to migrate product and system platforms to next generation platforms, and the risks noted above will be exacerbated by our migration efforts. Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on, including those of our customers and vendors, could disrupt our ability to deliver information to and provide services for our customers in a timely manner, which could result in the loss of current and/or potential customers. In addition, we generally indemnify our customers to a limited extent for damages they sustain related to the unavailability of, or errors in, the software and services we provide; therefore, a significant interruption of, or errors in, our software and services could expose us to significant customer liability.

Security breaches could result in lost revenues, litigation claims and/or harm to our reputation.

Our databases contain confidential data relating to our customers, policyholders and other industry participants. Security breaches, particularly those involving connectivity to the Internet, and the trend toward broad consumer and general public notification of such incidents, could significantly harm our business, financial condition or results of operations. Our databases could be vulnerable to physical system or network break-ins or other inappropriate access, which could result in claims against us and/or harm our reputation. In addition, potential competitors may obtain our data illegally and use it to provide services that are competitive to ours.

We are active in over 50 countries, where we are subject to country-specific risks that could adversely impact our business and results of operations.

In fiscal year 2007 and 2008, we generated approximately 69% and 73% of our revenues outside the U.S., respectively, and we expect revenues from non-U.S. markets to continue to represent a majority of our total revenues. Business and operations in individual countries are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, taxation, currency exchange controls and repatriation of earnings. Our results are also subject to the difficulties of coordinating our activities across more than 50 different countries. Furthermore, our business strategy includes expansion of our operations into new and developing markets, which will require even greater international coordination, expose us to additional local government regulations and involve markets in which we do not have experience or established operations. In addition, our operations in each country are vulnerable to changes in socio-economic conditions and monetary and fiscal policies, intellectual property protection disputes, the settlement of legal disputes through foreign legal systems, the collection of receivables through foreign legal systems, exposure to possible expropriation or other governmental actions, unsettled political conditions and possible terrorist attacks. These and other factors may harm our operations in those countries and therefore our business and results of operations.

Our operating results may vary widely from period to period, which may cause our stock price to decline.

Our contracts with insurance companies generally require time-consuming authorization procedures by the customer, which can result in additional delays between when we incur development costs and when we begin generating revenues from those software or services offerings. Our quarterly and annual revenues and operating results may fluctuate significantly in the future. In addition, we incur significant operating expenses while we are researching and designing new software and related services, and we typically do not receive corresponding payments in those same periods. As a result, the number of new software and services offerings that we are able to implement, successfully or otherwise, can cause significant variations in our cash flow from operations, and we may experience a decrease in our net income as we incur the expenses necessary to develop and design new software and services. We also may experience variations in our earnings due to other factors beyond our control, such as the introduction of new software or services by our competitors, customer acceptance of new software or services, the volume of usage of our offerings by existing customers, variations of vehicle accident rates due to factors such as changes in fuel prices and their impact on vehicle usage, and competitive conditions, or changes in competitive conditions, in our industry generally. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. Any of these events could harm our financial condition and results of operations and cause our stock price to decline.

Future acquisitions and joint ventures or dispositions may require significant resources and/or result in significant unanticipated losses, costs or liabilities.

We have grown in part, and in the future may continue to grow, by making acquisitions or entering into joint ventures or similar arrangements. Acquisitions and joint ventures require significant investment and managerial attention, which may be diverted from our other operations, and could entail a number of additional risks, including:

- problems with effective integration of operations and/or management
- loss of key customers, suppliers or employees
- increased operating costs
- exposure to unanticipated liabilities

Furthermore, we participate in joint ventures in some countries. Our partners in these ventures may have interests and goals that are inconsistent with or different from ours, which could result in the joint venture taking actions that negatively impact our growth in the local market and consequently harm our business or financial condition. If we are unable to find suitable partners or if suitable partners are unwilling to enter into joint ventures with us, our growth into new geographic markets may slow, which would harm our results of operations.

Additionally, we may finance future acquisitions and/or joint ventures with cash from operations, additional indebtedness and/or the issuance of additional securities, any of which may impair the operation of our business or present additional risks, such as reduced liquidity or increased interest expense. We may seek also to restructure our business in the future by disposing of certain of our assets, which may harm our future operating results, divert significant managerial attention from our operations and/or require us to accept non-cash consideration, the market value of which may fluctuate.

We may require additional capital in the future, which may not be available on favorable terms, or at all.

Our future capital requirements depend on many factors, including our ability to develop and market new software and services and to generate revenues at levels sufficient to cover ongoing expenses. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to our outstanding common stock. In the case of debt financings, we may have to grant additional security interests in our assets to lenders and agree to restrictive business and operating covenants. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, accordingly, our business, financial condition and results of operations could be harmed.

Privacy concerns could require us to exclude data from our software and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our software and services.

In the European Union and other jurisdictions, there are significant restrictions on the use of personal data. Violations of these laws would harm our business. In addition, concerns about our collection, use or sharing of automobile insurance claims information or other privacy-related matters, even if unfounded, could damage our reputation and operating results.

Our business depends on our brands, and if we are not able to maintain and enhance our brands, our business and operating results could be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands, such as Audatex, ABZ, Hollander, Informex, Sidexa and IMS, are critical to the expansion of our software and services to new customers in both existing and new markets. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brands or if we incur excessive expenses in this effort, our business, operating results and financial condition will be harmed. We anticipate that, as our markets become increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology innovator and to continue to provide high quality software and services, which we may not do successfully. To date, we have not engaged in extensive direct brand promotion activities, and we may not successfully implement brand enhancement efforts in the future.

Third parties may claim that we are infringing upon their intellectual property rights, and we could be prevented from selling our software or suffer significant litigation expense even if these claims have no merit.

Our competitive position is driven in part by our intellectual property and other proprietary rights. Third parties, however, may claim that software, products or technology, including claims data or other data, which we obtain from other parties are infringing upon the intellectual property rights of others, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology, software or services. Any litigation initiated against us regarding patents, trademarks, copyrights or other intellectual property rights, even litigation relating to claims without merit, could be costly and time-consuming and could divert our management and key personnel from operating our business. In addition, if any third party has a meritorious or successful claim that we are infringing upon its intellectual property rights, we may be forced to change our software or enter into licensing arrangement with third parties, which may be costly or impractical. These claims may also require us to stop selling our software and/or services as currently designed, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development and sale of certain of our software or services and may result in a material loss in revenue.

We may be unable to protect our intellectual property and property rights, either without incurring significant costs or at all, which would harm our business.

We rely on a combination of trade secrets, copyrights, know-how, trademarks, patents, license agreements and contractual provisions, as well as internal procedures, to establish and protect our intellectual property rights. The steps we have taken and will take to protect our intellectual property rights may not deter infringement, duplication, misappropriation or violation of our intellectual property by third parties. In addition, any of the intellectual property we own or license from third parties may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, the laws of some of the countries in which products similar to ours may be developed may not protect our software and intellectual property to the same extent as U.S. laws or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. We may also be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees or current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. If our trade secrets become known, we may lose our competitive advantages. If we fail to protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it.

Pursuing infringers of our intellectual property could result in significant litigation costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers could result in competitors using our technology and offering similar products and services, potentially resulting in loss of competitive advantage and decreased revenues. We are currently engaged in litigation in Canada against an alleged infringer of certain of our copyrights.

Currently, we believe that one or more of our customers in our EMEA segment may be infringing our intellectual property by making and distributing unauthorized copies of our software. Enforcement of these intellectual property rights may be difficult and may require considerable resources.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract new talent, our business will be adversely affected.

We depend upon the ability and experience of our key personnel, who have substantial experience with our operations, the rapidly changing automobile insurance claims processing industry and the markets in which we offer our software and services. The loss of the services of one or more of our senior executives or key employees, particularly our Chairman of the Board, Chief Executive Officer and President, Tony Aquila, could harm our business and operations. Our success also depends on our ability to continue to attract, manage and retain other qualified management, sales and technical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

Our amended and restated senior credit facility limits our ability to pay dividends, incur additional debt, make acquisitions and make other investments.

Our amended and restated senior credit facility contains covenants that restrict our and our subsidiaries' ability to make certain distributions with respect to our capital stock, prepay other debt, encumber our assets, incur additional indebtedness, make capital expenditures above specified levels, engage in business combinations or undertake various other corporate activities. These covenants may require us also to maintain certain specified financial ratios, including those relating to total leverage and interest coverage.

Our failure to comply with any of these covenants could result in the acceleration of our outstanding indebtedness. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable or reasonable terms. An acceleration of our indebtedness would impair our ability to operate as a going concern.

Current or future litigation could have a material adverse impact on us.

We have been and continue to be involved in legal proceedings, claims and other litigation that arise in the ordinary course of business. For example, we have been involved in disputes with collision repair facilities, acting individually and as a group in some situations that claim that we have colluded with our insurance company customers to depress the repair time estimates generated by our repair estimating software. In addition, we are currently one of the defendants in a putative class action lawsuit alleging that we have colluded with our insurance company customers to cause the estimates of vehicle fair market value generated by our total loss estimation software to be unfairly low. Furthermore, we are also subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them, some of which are the subject of pending litigation and any of which could in the future lead to arbitration or litigation. While we do not expect the outcome of any such pending or threatened litigation to have a material adverse effect on our financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunction, could occur. In the future, we could incur judgments or enter into settlements of claims that could harm our financial position and results of operations.

If we are not able to maintain adequate compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, we may be subject to sanctions by regulatory authorities.

Section 404 of the Sarbanes-Oxley Act requires that we regularly evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. This report contains management's evaluation of our internal controls over financial reporting and our independent auditors attestation to our internal controls over financial reporting for fiscal year 2008. We will continue to evaluate our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will continue to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404, we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, or SEC, or the New York Stock Exchange, or NYSE. Any such action could adversely affect our financial results or investors' confidence in us and could cause our stock price to fall.

Requirements associated with being a public company increase our costs significantly, as well as divert significant company resources and management attention.

Prior to our initial public offering in May 2007, we were not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We continue to work with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that are required as a result of being a public company are and will likely continue to be material. Compliance with the various reporting and other requirements applicable to public companies also require considerable time and attention of management. Until we have more experience operating as a public company, we may have difficulty predicting or estimating the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our certificate of incorporation and by-laws contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Some provisions of our certificate of incorporation and by-laws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

- authorization of the issuance of "blank check" preferred stock without the need for action by stockholders
- the removal of directors only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote
- any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office
- inability of stockholders to call special meetings of stockholders and limited ability of stockholders to take action by written consent
- advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings

We currently do not intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare or pay dividends on our common stock in the foreseeable future. In addition, our amended and restated senior credit facility limits our ability to declare and pay cash dividends on our common stock. As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock will ever exceed the price that you pay.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in San Diego, California, where we lease approximately 31,000 square feet of space.

Our principal leased EMEA facilities are located in Zurich, Switzerland and Zeist, the Netherlands. In addition to our corporate headquarters lease, our principal leased Americas facilities are located in San Ramon, California; Ann Arbor, Michigan; Plymouth, Minnesota and Milwaukie, Oregon. We also lease a number of other facilities across the regions where we operate. We own real estate in Minden, Germany, Brussels, Belgium and Reading, United Kingdom.

We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

As a normal incident of the business in which we are engaged, various claims, charges and litigation are asserted or commenced against us. We believe that final judgments, if any, which may be rendered against us in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position. We have from time to time been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers. We are also subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them, some of which are the subject of pending litigation. In addition, we are currently one of the defendants in a putative class action lawsuit alleging that we have colluded with our insurance company customers to cause the estimates of vehicle fair market value generated by our total loss estimation products to be unfairly low. We have been named as a third party defendant in a lawsuit by a major insurance company against a Preferred Provider Organization ("PPO"), which was a former customer of our predecessor's medical claims software products. The PPO has claimed that our predecessor's failure to properly update its database led or may have led to errors that caused the insurance company to discount their charges, resulting in numerous claims against the insurance company. We intend to vigorously defend ourselves against these claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal year 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been traded on The New York Stock Exchange since May 16, 2007 under the symbol "SLH". Prior to that time, there was no public market for our common stock. The following table sets forth the high and low sales prices for our common stock as reported on the New York Stock Exchange for the periods indicated.

Fiscal Year 2007	High	Low
Fourth Quarter	$19.38	$15.41
Fiscal Year 2008	**High**	**Low**
First Quarter	$21.23	$17.19
Second Quarter	$25.45	$18.41
Third Quarter	$25.69	$21.33
Fourth Quarter	$28.28	$24.16

Holders of Record and Dividends

As of August 27, 2008, there were approximately 37 holders of record of our common stock. We have not paid any cash dividends to date and do not anticipate any being paid in the foreseeable future.

Unregistered Sales of Equity Securities

None.

Performance Graph

The following graph compares our cumulative total stockholder return on the Company's stock with the cumulative total returns of the Russell 2000 Index and an aggregate of peer issuers in the information services industry. The peer issuers used for this graph are The Thomson Corporation, Equifax Inc., The Dun & Bradstreet Corporation, FactSet Research Systems Inc., Fair Isaac Corporation, DealerTrack Holdings, Inc. and CoStar Group, Inc. Each peer issuer was weighted according to its respective capitalization on May 11, 2007, the date our common stock began trading on the New York Stock Exchange.

The graph assumes that the value of the investment in our common stock and each index was $100 on May 11, 2007.



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
Total Return (%)
50.3 %
-15.6 %
-18.6 %
May-2007
Jul-2007
Sep-2007
Nov-2007
Jan-2008
Feb-2008
Apr-2008
Jun-2008
Daily from 11-May-2007 to 30-Jun-2008
Solera
Information Services Peers
Russell 2000

	Cumulative Total Return		
	Solera Holdings, Inc.	Russell 2000 Index	Information Service Peers
May 11, 2007	$100.00	$100.00	$100.00
June 29, 2007	$105.33	$100.68	$103.89
June 30, 2008	$150.33	$ 84.38	$ 81.42

The information in the graph and table above is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this annual report, except to the extent that we specifically incorporate such information by reference.

Issuer Purchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial information regarding our business and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K.

The selected historical consolidated financial data as of and for the fiscal years ended June 30, 2008 and 2007 are derived from the audited consolidated financial statements of Solera Holdings, Inc. that are included elsewhere in this Annual Report on Form 10-K. The historical combined balance sheet data as of June 30, 2004 and 2005 and the combined statements of operations and cash flows data for fiscal 2004 and 2005 and the period from July 1, 2005 through April 13, 2006 are derived from the audited combined financial statements of the Claims Services Group, which are not included in this Annual Report on Form 10-K. The statement of operations data for fiscal year 2006 include the results of operations for our predecessor from July 1, 2005 to April 13, 2006 and the results of operations for Solera Holdings, LLC from April 14, 2006 to June 30, 2006. Financial information presented reflects adjustment of assets and liabilities to the fair value at the date of the April 2006 acquisition, which is used as the basis for amounts included in our results of operations from April 14, 2006 until June 30, 2006.

	Solera Holdings, Inc.			Claims Services Group (1)		
	Fiscal Years Ended June 30,		April 14 to June 30	July 1, 2005 to April 13,	Fiscal Years Ended June 30,	
	2008	2007	2006 (2)	2006	2005	2004
	(in thousands, except per share data)					
Statement of Operations Data:						
Revenues	$539,853	$471,960	$ 95,084	$335,146	$412,355	$361,179
Cost of revenues:						
Operating expenses	131,715	138,345	29,013	101,995	117,361	107,590
Systems development and programming costs	66,666	65,041	15,080	52,306	62,690	57,465
Total cost of revenues (excluding depreciation and amortization)	198,381	203,386	44,093	154,301	180,051	165,055
Selling, general and administrative expenses	154,532	134,545	27,105	87,033	112,480	94,757
Depreciation and amortization	95,266	104,419	23,571	28,894	34,335	28,754
Restructuring charges (benefit)	13,286	6,049	2,871	(468)	5,512	1,740
Impairment charges	—	—	—	—	—	4,214
Interest expense	45,730	69,681	14,842	318	334	271
Other (income) expense, net	(9,518)	31,509	1,836	(3,069)	(4,065)	(1,323)
Earnings (loss) from continuing operations before income tax provision (benefit) and minority interests	42,176	(77,629)	(19,234)	68,137	83,708	67,711
Income tax provision (benefit)	34,335	(773)	(1,268)	23,688	24,030	22,124
Minority interests in net income of consolidated subsidiaries	7,243	4,050	921	3,468	1,909	1,229
Earnings (loss) from continuing operations	598	(80,906)	(18,887)	40,981	57,769	44,358
Loss (income) from discontinued operations	—	—	—	—	128	(3,816)
Net income (loss)	598	(80,906)	(18,887)	40,981	57,641	48,174
Less: Dividends and redeemable preferred unit accretion	—	14,614	88,789	—	—	—
Net income (loss) allocable to common stockholders/unitholders	$ 598	$ (95,520)	$(107,676)	$ 40,981	$ 57,641	$ 48,174

	Solera Holdings, Inc.			Claims Services Group (1)		
	Fiscal Years Ended June 30,		April 14 to June 30	July 1, 2005 to April 13,	Fiscal Years Ended June 30,	
	2008	2007	2006 (2)	2006	2005	2004
	(in thousands, except per share data)					
Basic net income (loss) per common share/unit	$ 0.01	$ (2.82)	$ (6.34)			
Diluted net income (loss) per common share/unit (3)	$ 0.01	$ (2.82)	$ (6.34)			
Weighted average common shares/units outstanding (3):						
Basic	63,500	33,865	16,978			
Diluted	64,737	33,865	16,978			
Other Financial Data:						
Capital expenditures	$ 18,821	$ 27,230	$ 4,112	$ 9,671	$ 7,659	$ 15,980
Cash flows provided by (used in):						
Operating activities	117,402	46,078	45,356	51,325	106,840	74,017
Investing activities	(19,135)	(41,507)	(936,471)	(18,464)	(62,975)	(141,228)
Financing activities	(51,346)	(6,356)	977,954	(82,787)	(33,369)	96.199
Balance Sheet Data (as of end of period):						
Cash and cash equivalents	$ 149,311	$ 89,868	$ 88,826		$121,313	$ 107,824
Total assets	1,331,755	1,223,953	1,253,005		608,065	556,769
Long-term debt, net of current portion	624,570	599,128	831,628		—	—
Total group/unitholders'/stockholders' equity (deficit)	466,308	401,274	(12,403)		399,282	376,386

(1) The Claims Services Group was owned by ADP until subsidiaries of Solera Holdings, LLC acquired it on April 13, 2006.

(2) The statement of operations data for fiscal year 2006 include the results of operations for our predecessor from July 1, 2005 to April 13, 2006 and the results of operations for Solera Holdings, LLC from April 14, 2006 to June 30, 2006. Financial information presented reflects adjustment of assets and liabilities to the fair value at the date of the April 2006 acquisition, which is used as the basis for amounts included in our results of operations from April 14, 2006 until June 30, 2006. Prior to the acquisition, Solera Holdings, LLC's operations consisted primarily of developing our business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

(3) All unit and per unit amounts give effect to a one-for-three reverse split of our common units, which was completed on April 30, 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K.

All percentage amounts and ratios were calculated using the underlying data in thousands. Operating results for the fiscal years 2008, 2007 and 2006 are not necessarily indicative of the results that may be expected for any future period.

Overview of the Business

We are the leading global provider of software and services to the automobile insurance claims processing industry. Our customers include more than 900 automobile insurance companies, including each of the ten largest automobile insurance companies in Europe and at least nine of the ten largest automobile insurance companies in North America. We also provide our software and services to over 33,000 collision repair facilities, 7,000 independent assessors and 3,000 automotive recyclers. Our software and services help our customers: estimate the costs to repair damaged vehicles; determine pre-collision fair market values for vehicles damaged beyond repair; automate steps of the claims process; outsource steps of the claims process that insurance companies have historically performed internally; and improve their ability to monitor and manage their businesses through data reporting and analysis. We are active in over 50 countries and derive most of our revenues from our estimating and workflow software.

Company History

Solera Holdings, LLC was formed in March 2005. In April 2006, subsidiaries of Solera Holdings, LLC acquired the Claims Services Group ("CSG"), a business unit of Automatic Data Processing ("ADP"), for approximately $1.0 billion (the "Acquisition"). Prior to the Acquisition, Solera Holdings, LLC's operations consisted primarily of developing our business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

We accounted for the April 2006 acquisition using the purchase method of accounting. We allocated the aggregate acquisition consideration to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the Acquisition, which resulted in an increase in the accounting bases of some of our assets.

Prior to the April 2006 acquisition, our business was operated as CSG, a business unit of ADP. As a result, the combined financial information of CSG, which is included in this Annual Report on Form 10-K, is presented on a carve-out basis and reflects the assets, liabilities, revenues and expenses that were attributed or allocated to it as a business unit of ADP. The historical financial results in the combined financial statements may not be indicative of the results that would have been achieved had we operated as a stand-alone entity. These combined financial statements include costs for facilities, functions and services used by CSG at ADP sites that it shared with other ADP business units and costs for certain functions and services performed by centralized ADP organizations and directly charged to CSG based on usage. The combined statements of earnings for CSG include allocations of certain expenses of ADP, including general corporate overhead, insurance, stock compensation and pension plans, royalty fees, facilities and other expenses. These allocations were based on a variety of factors.

In May 2007, in connection with our initial public offering, we converted from a limited liability company into a Delaware corporation, and all of the Class A Common Units and Class B Preferred Units of Solera Holdings, LLC were converted into shares of our common stock.

Segments

We operate our business using two reportable segments: EMEA and Americas. Our EMEA segment consists of our operations in Europe, the Middle East, Africa and Asia. Our Americas segment consists of our operations in North, Central and South America. We do not allocate certain costs to reportable segments. These costs are managed at the corporate level and include costs related to financing activities of the Company.

The table below sets forth our revenues by regional operating segment and as a percentage of our total revenues for the periods indicated.

	Fiscal Years Ended June 30,					
	2008		2007		2006 (Acquisition pro forma)	
EMEA	$334.2	61.9%	$280.1	59.3%	$243.3	56.6%
Americas	205.7	38.1	191.9	40.7	186.9	43.4
Total	$539.9	100.0%	$472.0	100.0%	$430.2	100.0%

Set forth below is our percentage of revenues for the periods presented from each of our principal customer categories:

	Fiscal Years Ended June 30,					
	2008		2007		2006 (Acquisition pro forma)	
Insurance companies	$220.0	40.8%	$207.6	44.0%	$192.7	44.8%
Collision repair facilities	204.2	37.8	162.2	34.4	142.6	33.1
Independent assessors	57.3	10.6	44.9	9.5	40.3	9.4
Automotive recyclers and others	58.4	10.8	57.3	12.1	54.6	12.7
Total	$539.9	100.0%	$472.0	100.0%	$430.2	100.0%

For fiscal year 2008, the United States, the Netherlands and the United Kingdom were the only countries that individually represented more than 10% of total revenues.

The accounting policies for each of our segments are the same. We evaluate the operating performance of our segments based primarily upon their respective revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA"). For the most part, we do not evaluate our costs and expenses on a per segment basis.

Components of Revenues and Expenses

Revenues

We generate revenues from the sale of software and services to our customers pursuant to negotiated contracts or pricing agreements. Pricing for our software and services is set forth in these agreements and negotiated with each customer. We generally bill our customers monthly under one or more of the following bases:

- price per transaction
- fixed monthly amount for a prescribed number of transactions
- fixed monthly subscription rate
- price per set of services rendered
- price per system delivered

Our software and services are often sold as packages, without individual pricing for each component. Our revenues are reflected net of customer sales allowances, which we estimate based on both our examination of a subset of customer accounts and historical experience.

Elsewhere in this Annual Report on Form 10-K, solely for ease of understanding, we have grouped our software and services into five general categories: estimating and workflow software, salvage and recycling software, business intelligence and consulting services, shared services and other. See "Business—Our Software and Services." Our core offering is our estimating and workflow software, which is used by our insurance company, collision repair facility and independent assessor customers and which we believe represents the majority of our revenues. We believe that our salvage and recycling software, business intelligence and consulting services, shared services and other offerings represent in the aggregate a smaller portion of our revenues. We currently derive an insubstantial portion of our revenues from our shared services offerings. We believe that our estimating and workflow software will continue to represent a majority of our revenue for the foreseeable future.

Cost of Revenues (excluding depreciation and amortization)

Our costs and expenses applicable to revenues represent the total of operating expenses and systems development and programming costs, which are discussed below.

Operating Expenses

Our operating expenses include compensation and benefit costs for our operations, database development and customer service personnel; other costs related to operations, database development and customer support functions; third-party data and royalty costs; and costs related to computer software and hardware used in the delivery of our software and services.

Systems Development and Programming Costs

Systems development and programming costs include compensation and benefit costs for our product development and product management personnel, other costs related to our product development and product management functions and costs related to external software consultants involved in systems development and programming activities.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include: compensation and benefit costs for our sales, marketing, administration and corporate personnel; costs related to our facilities; and professional and legal fees.

Depreciation and Amortization

Depreciation includes depreciation attributable to buildings, leasehold improvements, data processing and computer equipment, furniture and fixtures. Amortization includes amortization attributable to software purchases and software developed or obtained for internal use and our intangible assets, the majority of which were acquired in the April 2006 acquisition.

Interest Expense

Interest expense consists primarily of payments of interest on our credit facilities and amortization of related debt issuance costs.

Other (Income) Expense-Net

Other (income) expense-net consists of foreign exchange gains and losses on notes receivable and notes payable to affiliates, interest income, as well as other miscellaneous income and expense.

Minority Interests in Net Income of Consolidated Subsidiaries

Several of our customers own minority interests in our local operating subsidiaries. Minority interests in net income of consolidated subsidiaries reflect such customers' proportionate interest in the earnings of such operating subsidiaries.

Income Tax Provision (Benefit)

Prior to our corporate reorganization in May 2007, we were a limited liability company and, therefore, we were not subject to entity-level federal income taxation. However, even as a limited liability company, we incurred income taxes on our operations as they were held by taxable entities in the U.S. and in foreign jurisdictions. Historical financial statements for our predecessor, which was a C corporation for federal income tax purposes, are based on corporate tax rates for the periods presented. Prior to our corporate reorganization, our income taxes were payable by our equity holders at rates applicable to them. Following our conversion to a C corporation, transactions recorded by us are subject to federal income taxation for which we do not expect a significant impact to our overall income tax liability. Income taxes have been provided for all items included in the statements of income (loss) included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

As part of the April 2006 acquisition, a portion of the purchase price was allocated to intangible assets and goodwill. For most jurisdictions in which we operate, the amortization charges and impairment charges will not be deductible for income tax purposes. The net deferred tax liability as shown on our balance sheet is primarily the result of the difference between book and tax basis of the acquired intangible assets.

Factors Affecting Our Operating Results

Overview. The automobile insurance claims processing industry is influenced by growth and trends in the automobile insurance industry. Demand for our software and services is generally related to automobile usage and the penetration of automobile insurance in our markets. A large portion of our operating costs are fixed and we generate a large percentage of our revenues from periodic- and transaction-based fees related to software and ongoing claims processing services.

Our operating results are and will be influenced by a variety of factors, including:

- gain and loss of customers
- competitive and pricing pressures
- expansions into new markets, which requires us to incur costs prior to generating revenues
- expenses to develop new software or services
- restructuring charges related to efficiency initiatives
- the April 2006 acquisition, including the debt we incurred
- our corporate reorganization and the refinancing transactions

Foreign currency. During fiscal years 2008 and 2007 we generated approximately 73% and 69% of our revenues, respectively, and incurred a majority of our costs, in currencies other than the U.S. dollar, primarily the Euro. We currently do not hedge our exposure to foreign currency risks except for the foreign exchange option noted below. In our historical financial statements, we re-measure our local currency financial results in U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. These re-measurements resulted in foreign currency translation adjustments of $58.7 million, $4.8 million, and $3.8 million in fiscal years 2008, 2007 and 2006, respectively, recorded as a component of Accumulated other comprehensive income in stockholders' equity. Foreign currency (losses) gains flowing through our consolidated statements of operations in fiscal years 2008, 2007, and 2006 were $4.8 million, ($0.1) million, and $0.6 million, respectively.

In February 2006, we entered into a foreign exchange option that gave us the right to call $200.0 million in U.S. dollars at a strike price of €1.1646 per U.S. dollar at any time up to February 8, 2011. We paid approximately $7.9 million for this option. The fair value of this option was approximately $1.8 million as of June 30, 2008 and $1.0 million as of June 30, 2007, and has been recorded in other assets in our consolidated balance sheet. Increases (decreases) in fair value of approximately $0.8 million, ($3.0) million, and ($3.9) million were recognized in other expense (income) in the statement of operations during fiscal years 2008, 2007, and 2006, respectively.

Non-cash charges. In fiscal years 2006 and 2007, we granted the right to purchase Class A common units to certain employees. Under these and other arrangements, we issued an aggregate of 625,429 Class A common units to 20 of our employees for $0.2 million in January 2007 and an aggregate of 50,000 Class A common units to two of our employees for $15,000 in February 2007. In May 2007, we issued restricted stock units covering an aggregate of 304,730 shares to certain of our employees. In fiscal year 2008 we issued restricted stock units covering an aggregate of 204,726 shares to cetain of our employees. For all restricted stock units outstanding as of June 30, 2008 we expect the remaining pre-tax, non-cash charge to be approximately $7.4 million, expensed ratably over vesting periods of up to 60 months. In fiscal year 2007, we incurred an additional pre-tax, non-cash charge of approximately $35.7 million on the early extinguishment of debt associated with the completion of our initial public offering and the refinancing of debt. This relates primarily to the write-off of unamortized debt issuance costs and a prepayment premium on our second lien credit facility and our subordinated unsecured credit facility.

Restructuring charges. We have incurred restructuring charges (or reversal) in each period presented and also expect to incur additional restructuring charges, primarily relating to severance costs, over the next several quarters as we work to improve efficiencies in our business. We are currently evaluating several plans that would eliminate redundant personnel activities in each of our segments, as well as reduce our need for certain facilities. If all of these plans were to be executed upon, we would expect to incur restructuring charges ranging from $5.0 to $10.0 million over the next 12 to 18 months. These potential charges, consisting primarily of termination benefits, will reduce our cash balances. The resulting benefit of these restructuring plans, if implemented, is not determinable at this time. We do not expect reduced revenues or an increase in other expenses as a result of any of these restructuring plans.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements of Solera Holdings, Inc. have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate estimates. We base our estimates on historical experiences and assumptions which we believe to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to the consolidated financial statements of Solera Holdings, Inc. and the accompanying consolidated financial statements.

Goodwill and other intangible assets. We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, *Goodwill and Other Intangible Assets*, which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead be tested for impairment at least annually at the reporting unit level. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives are amortized over their estimated useful lives based on expected revenues to be generated from the use of such assets and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. As of June 30, 2008 and 2007, we had goodwill of $646.1 million and $569.2 million, respectively, and intangible assets of $330.2 million and $363.0 million, respectively.

Revenue recognition. We consider the guidance in Staff Accounting Bulletin Topic No.13, *Revenue Recognition*, or SAB No.104, American Institute of Certified Public Accountants, or AICPA, Statement of Position No. 97-2, *Software Revenue Recognition*, as amended, or SOP No. 97-2, SFAS No. 13, *Accounting for Leases*, Emerging Issues Task Force, or EITF, Issue No. 00-03, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware*, and Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* or EITF No. 00-21, in accounting for our revenue arrangements. Revenues are recognized only after services are provided, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, and when collectibility is reasonably assured. Our multiple element arrangements primarily include a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables.

We generate a significant majority of our revenue from subscription-based contracts (where a monthly fee is charged), transaction-based contracts (where a fee per transaction is charged) and subscription-based contracts with additional transaction-based fees (where a monthly fee and a fee per transaction are charged).

Subscription-based and transaction-based contracts generally include the delivery of software, access to software through a hosted service, or hosted database, upfront fees for the implementation and set-up activities necessary for the client to use/access the software, or implementation services, and maintenance. Under a subscription arrangement, delivery of software, access to the hosted database and maintenance are considered a single element or a combined unit of accounting, and related revenues are recognized at the end of each month upon the completion of the monthly service. Revenues under transaction-based contracts are recognized based on the guidance in AICPA Technical Practice Aid No. 5100.76, *Fair value in multiple-element arrangements that include contingent usage based fees and software revenue recognition*, or TPA No. 5100.76. The transaction-based fee represents payment for the right to use the software, access to the hosted database and maintenance. The fee is considered fixed and determinable only at the time actual usage occurs. Revenue is recognized based on actual usage. Implementation services are considered a separate element or unit of accounting and the related revenue recognition is described below.

Subscription-based contracts with additional fees for certain types of transactions generally include all deliverables discussed in the above paragraph and also include an additional element, which is the option to access specialized queries on the hosted database. Revenue under subscription-based contracts with additional fees for certain types of transactions is accounted for based on the guidance in TPA 5100.76. Under these arrangements, the delivery of software, access to software through the hosted database, and maintenance are considered a combined unit of accounting and the related fee is recognized at the end of each month upon the completion of the monthly service. The transaction-based fee is recognized at the time of actual usage. Implementation services are considered a separate element or unit of accounting and the related revenue recognition is described below.

When we are required to perform setup and implementation activities necessary for the client to receive services and/or software, up-front fees billed during the setup/implementation phase are deferred and amortized on a straight-line basis over the estimated customer life. The upfront fees represent fair value of the implementation services based on vendor specific objective evidence, or VSOE. The amortization of this deferred revenue will commence upon the start of the monthly service. Setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the estimated customer life.

In a limited number of revenue arrangements described above, we also provide generic computer equipment as part of the sales arrangement. Based on guidance in EITF Issue No. 03-5, *Applicability of AICPA Statement of Position No.97-2, "Software Revenue Recognition", to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software*, the generic computer equipment is considered a non-software deliverable since our software is not essential to the functionality of the generic computer equipment. Based on guidance in EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease*, EITF No. 00-21, *Revenue Arrangements with Multiple Deliverables*, and SFAS No. 13, *Accounting for Leases*, or SFAS No. 13, we account for the sale of generic equipment as a direct finance lease. The related revenue is recognized over the term of the contract using the effective interest rate method. We allocate revenue to SFAS No. 13 elements (equipment leases) and the non-SFAS No.13 elements of its arrangements on a relative fair value basis using our best estimate of the fair value of the elements. Revenue from leased computer equipment represents approximately 1% of our consolidated revenue.

Revenues are reflected net of customer sales allowances, which are based on both specific identification of certain accounts and a predetermined percentage of revenue based on historical experience.

Stock-Based Compensation. Effective July 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and share awards, based on estimated fair values recognized over the requisite service period. Prior to adoption of SFAS No. 123(R), pursuant to SFAS No. 123 *Accounting for Stock-Based Compensation*, we accounted for employee share awards under Accounting Principles Board, or APB, No. 25, *Accounting for Stock Issued to Employees*, or APB No. 25, and followed the *Disclosure—Only Provisions* of SFAS No. 123.

We made the following grants of, or granted the following rights to purchase, common units/shares or restricted common units/shares from January 1, 2006 to June 30, 2008:

Grant Date	Number of restricted common shares/units	Purchase price per common share/unit	Fair value per common share/unit	Was fair value determined in a contemporaneous valuation?	Intrinsic value per unit (based on fair value and purchase price)	Intrinsic value per unit (based on the initial public offering price)
Pre—IPO						
April 13, 2006	1,230,942	$0.30	$ 2.94	Yes	$ 2.64	$15.70
July 25, 2006	1,097,846	$0.30	$ 2.94	No	$ 2.64	$15.70
November 8, 2006	31,667	$0.30	$12.36	Yes	$12.06	$15.70
February 5, 2007	50,000	$0.30	$15.30	Yes	$15.00	$15.70
May 11, 2007	304,730	$0.01	$16.00	Yes	$15.99	$15.99
Post—IPO						
Fiscal year 2008	204,726	$0.01	$24.84			

As of June 30, 2008, we had 1,093,503 shares outstanding. The aggregate intrinsic value of these outstanding shares as of June 30, 2008 was $11.9 million, of which $4.5 million related to 437,536 vested shares and $7.4 million related to 655,967 unvested shares. From the April 2006 acquisition date until our May 2007 initial public offering date, each time we granted equity awards to our employees, we determined the fair value of our aggregate equity, as well as the individual fair value of each of our preferred and common units. The terms of the preferred units provided that such units could be redeemed by us at any time at their redemption value, which was equal to the unreturned capital contributions made in respect of such preferred units, plus accrued and unpaid yield of 8% per annum. As a result, a significant portion of any subsequent increase in our aggregate equity value, as determined at each subsequent measurement date, was attributed to the common units as opposed to the preferred units. The fixed-return nature of the preferred units was demonstrated by the formula we used to convert our preferred units into shares of common stock in our corporate reorganization: the liquidation value of the preferred units plus accrued and unpaid yield divided by the initial public offering price.

We acquired CSG from ADP in 2006 based on a competitive auction process. We therefore believe that the enterprise value and aggregate equity value derived from this transaction were representative of their respective fair values. The enterprise fair value was validated by using market multiple and discounted cash flow methods. We used an internal rate of return, or IRR, method to allocate our aggregate equity value between our preferred and common units. The IRR method is similar to the Probability Weighted Expected Return Method described in the *AICPA Audit and Accounting Practice Aid for Valuation of Privately-Held Company Equity Securities Issued as Compensation*. We determined that the IRR method was the most appropriate method to use because it enabled us to directly determine the value of our preferred units based upon an expected return method using market rates, and thus, to allocate any remaining aggregate equity value to our common units. The IRR method is based upon the value we assign to various future outcomes or exit events. The per unit values are based on the probability weighted present value of expected future returns, considering each of the possible future outcomes available to us, as well as the rights of each class of our equity securities.

On April 13, 2006, using the IRR method described above, we determined that the value of each preferred unit was equal to $600.40 per unit and that the value of each common unit was equal to $2.94 per unit. We assumed a 5.2 year holding period based upon a hypothetical exit event in June 2011, which we considered reasonable at the time based on typical targeted holding periods for private equity funds. Because we had just acquired the CSG and assembled a new management team, we considered an exit event that is typical for private equity funds as the most appropriate outcome for us. We assigned a 100% probability to this expected outcome. A 19.0% IRR was targeted for the preferred units based on the median IRR of various preferred spread studies we determined to be relevant. Based on the targeted return for the preferred units, we derived an implied return on our common equity of 36.0%. The aggregate equity return was derived based on EBITDA exit multiples of 8.0x. These exit multiples were deemed appropriate based on comparable company multiples and our financial projections at the time. We determined that the aggregate equity return of approximately 27.2% was consistent with expected returns of financial sponsors in similar situations.

On July 25, 2006, we determined that there was no change in the fair value of the common units from April 13, 2006, and therefore used a value of $2.94 per common unit to determine the compensation expense for the rights to purchase common units we granted on that date. We believed that there was no change in fair value between April 13, 2006 and July 25, 2006 due to the following factors: (1) the relative valuation metrics of the selected comparable publicly traded companies increased as much as 2.8% and decreased by as much as 26.8%, with an average decrease of 12.2% during this period; and we searched for and were unable to find any acquisitions of comparable businesses during the period from April 13, 2006 to July 25, 2006, causing us to determine that there was no change in the acquisition multiples of comparable businesses contained in the April 13, 2006 report; (2) our financial projections, growth and cash flow forecasts on July 25, 2006 had not changed significantly from those used in the April 13, 2006 discounted cash flows method of valuation due to the limited passage of time; (3) we experienced no significant developments between April 13, 2006 and July 25, 2006, such as significant contract wins that would have impacted relative valuations; and (4) we had no discussions with external parties, including investment banks, regarding our prospects during this period.

On November 8, 2006, we determined that our aggregate equity value had increased by approximately $360 million as a result of an increase in our enterprise value of approximately $310 million and a reduction in our net debt of approximately $50 million since the prior measurement date of July 25, 2006. We used the IRR method described above to allocate this increase to our preferred and common units. We used a holding period of approximately 4.6 years, as we still considered an exit event in June 2011 to be a reasonable assumption. This assumption was unchanged from the April 13, 2006 assumption, except for the passage of time. As a result, we assigned a 100% probability to this expected outcome. We used a targeted 11.8% IRR for the preferred units based on the median of various preferred spread studies we determined to be relevant. Based on the targeted return for the preferred units, we derived an implied return on our common equity of 21.6%. The aggregate equity return was derived based on EBITDA exit multiples of 10.0x. These exit multiples were deemed appropriate based on comparable company multiples and our financial projections at that time. We determined that an aggregate equity return of approximately 18.8% was consistent with expected returns of financial sponsors in similar situations. Due to the redemption price of our preferred units being fixed, approximately $300 million of the $360 million increase was ascribed to common units and approximately $60 million was ascribed to preferred units. The approximately $300 million increase in the value of our common units consisted of approximately $214 million attributed to the use of a comparable public company EBITDA multiple that was 24.4% higher than the implied purchase price multiple paid in the Acquisition for valuation purposes;

approximately $44 million attributed to an increase in our adjusted EBITDA for the last twelve months of approximately $5.0 million; and approximately $42 million attributed to a reduction in our net debt. As a result, the approximately 30% increase in our enterprise value resulted in a more than 300% increase in the value of our common equity. On November 8, 2006, using the IRR method described above, we determined that the value of each preferred unit was equal to $902.37 per unit and the value of each common unit was equal to $12.36 per unit.

On February 5, 2007, we determined that our aggregate equity value had increased by approximately $110 million as a result of an increase in our enterprise value of approximately $135 million, offset by an increase in our net debt of approximately $25 million since the prior measurement date of November 8, 2006. To derive the aggregate equity value, we used the IRR method with two holding period scenarios: (1) a scenario involving an initial public offering, or IPO, within three months, and (2) a 4.4 year holding period resulting in an exit event in June 2011 similar to our assumptions of April 13, 2006 and November 8, 2006. We applied a 70% probability to the IPO scenario and a 30% probability to the 4.4 year holding period scenario. We considered the three-month scenario to be reasonable given our progress towards making a filing with the SEC regarding an initial public offering. We applied a greater probability to the three-month holding period approach as the probability of a filing for an IPO was estimated to be high. For both exit scenarios, an IPO and a sale, an 11.8% IRR was targeted for the preferred units based on the median of various preferred spread studies we determined to be relevant. Based on the targeted return for the preferred units, we derived implied returns on the common equity of 21.3% using a 4.4 year holding period and 52.5% using three-month period. The aggregate equity returns were derived based on EBITDA exit multiples of 10.0x (4.4 year holding period) and 11x (three-month holding period). These exit multiples were deemed appropriate based on comparable company multiples and our financial projections at that time. The aggregate equity returns of approximately 19% (4.4 year holding period) and 39% (three-month holding period) are consistent with expected returns of financial sponsors in similar situations. Due to the redemption price of our preferred units being fixed, approximately $90 million of the $110 million increase was ascribed to common units and approximately $20 million was ascribed to preferred units. On February 5, 2007, using the IRR method described above, we determined that the value of each preferred unit was equal to $997.36 per unit and the value of each common unit was equal to $15.30 per unit.

From May 11, 2007 through June 30, 2008, all equity awards were granted as a public company. Accordingly, all stock options granted after February 5, 2007 have an exercise price equal to the fair market value on the date of grant (i.e. the closing price of our common stock) and all restricted shares and units were granted at par value with the corresponding stock-based compensation charge tied to the fair market value on the date of grant.

Foreign currency translation. The assets and liabilities of our foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenues and expenses are translated at average exchange rates during the periods. Functional currencies of significant foreign subsidiaries include Euros, British pounds, Swiss francs, and Canadian dollars. Currency transaction gains/(losses), which are included in the results of operations, totaled $4.8 million, ($0.1) million and $0.6 million in fiscal years 2008, 2007 and 2006, respectively. Gains or losses from balance sheet translation are included in stockholders' equity within accumulated other comprehensive income on the consolidated balance sheets.

Internal use software. Expenditures for software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, we capitalize costs in accordance with the provisions of SOP No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Our policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, we also capitalize certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. We also expense internal costs related to minor upgrades and enhancements as it is impractical to separate these costs from normal maintenance activities.

Income taxes. We use the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this method, income tax expenses or benefits are recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. We also account for any uncertain income tax positions in accordance with FIN No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement*. The measurement of current and deferred tax assets and liabilities are based on provisions of currently enacted tax laws. The effects of future enactments of changes in tax laws or rates are not contemplated.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. This may occur for a variety of reasons, such as the expiration of the statute of limitations with respect to a particular tax return or the signing of a final settlement agreement with the respective tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

As part of the process of preparing consolidated financial statements, we are required to estimate our income taxes and tax contingencies in each of the jurisdictions in which we operate prior to the completion and filing for tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences, or reversing book-tax differences, resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in net deferred tax assets and liabilities. We must then assess the likelihood that the deferred tax assets will be realizable and to the extent we believe that realizability does not meet the more likely than not standard, we must establish a valuation allowance. To the extent we establish a valuation allowance in a period, we must include a tax expense or benefit within the tax provision in the statement of operations unless a current year valuation allowance is allocated to an item of equity. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowances, which could impact our results of operations in the quarter in which such determination is made.

At June 30, 2008, our deferred tax assets of approximately $65.0 million are comprised of $33.0 million of net operating losses and the remainder to temporary differences. Approximately, $9.0 million and $22.0 million of our net operating losses are generated in the U.S. and the Netherlands, respectively, and are attributed primarily to interest expense under our debt agreements.

We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. As a result of our analysis of all available evidence as of June 30, 2008, it was concluded that it was not "more likely than not" that the U.S. deferred tax assets would be realized and accordingly, a full valuation allowance was established against our U.S. net deferred tax assets in the amount of $27.1 million. We have established a full valuation allowance against our net operating losses in the Netherlands and as in the prior year we do not believe it is more likely than not that we will generate sufficient taxable income after interest expenses to realize the benefits of the Netherlands net operating losses within the nine-year carryforward period under Netherlands tax law.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective July 1, 2007, we adopted FIN No. 48 which required a $1,027,000 cumulative credit adjustment to decrease accumulated deficit.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for us beginning in the first quarter of fiscal year 2009. We are currently evaluating the effect that the adoption of SFAS No. 157 will have, if any, on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2009, although earlier adoption is permitted. We do not expect the adoption of this statement to have any material impact on our financial position or results of operations.

In March 2007, the FASB ratified EITF No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. EITF No. 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee stock-based payment awards as an increase to additional paid-in capital. EITF No. 06-11 is effective for us beginning in the first quarter of fiscal year 2009. We do not expect that EITF No. 06-11 will have a material impact on our results of operations or cash flows.

In June 2007, the FASB ratified EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* ("EITF No. 07-3"). EITF No. 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF No. 07-3 is effective, on a prospective basis, for us beginning in the first quarter of fiscal year 2009. We are currently evaluating the effect that the adoption of EITF No. 07-3 will have on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51*, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for us beginning in the first quarter of fiscal year 2010 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently assessing the potential impact that adoption of SFAS No. 160 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*. SFAS No. 141(R) expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141(R) also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141(R) requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141 (R) is effective for us beginning in the first quarter of fiscal year 2010 with early adoption prohibited. We are currently evaluating the effect that the implementation of SFAS No. 141(R) will have on our consolidated financial statements for future acquisitions.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133*. This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning in fiscal year 2010, with early application permitted. We are currently evaluating the disclosure implications of this statement.

In April 2008, the FASB released FASB Staff Position 142-3, *Determination of the Useful Life of Intangible Assets* ("SFAS No.142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The intent of the statement is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) and other U.S. generally accepted accounting principles. SFAS No. 142-3 is effective as of the beginning of our fiscal year 2010. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 142-3 will have on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. We do not expect the adoption of SFAS No. 162 to have a material effect on our consolidated results of operations and financial condition.

Results of Operations

The table below sets forth our results of operations data expressed as a percentage of revenues for the periods indicated:

	Fiscal Years Ended June 30,		
	2008	2007	2006 (Acquisition pro forma)
Revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Operating expenses	24.4	29.3	30.2
Systems development and programming costs	12.3	13.8	15.0
Total cost of revenues (excluding depreciation and amortization)	36.7	43.1	45.2
Selling, general & administrative expenses	28.6	28.5	25.8
Depreciation and amortization	17.6	22.1	28.4
Restructuring charges	2.5	1.3	0.6
Interest expense	8.5	14.8	16.6
Other (income) expense—net	(1.7)	6.7	(0.3)
Income (loss) before provision for income taxes and minority interests	7.8	(16.5)	(16.3)
Income tax provision (benefit)	6.4	(0.2)	0.2
Minority interest in net income of consolidated subsidiaries	1.3	0.9	1.0
Net income (loss) from continuing operations	0.1%	(17.2%)	(17.5%)

The table below sets forth statement of operations data, including the amount and percentage changes for the periods indicated:

	Fiscal Years Ended June 30,			Fiscal Year 2008 to Fiscal Year 2007 Change		Fiscal Year 2007 to Fiscal Year 2006 Change	
	2008	2007	2006 (Acquisition pro forma)	$	%	$	%
	(dollars in thousands)						
Revenues	$539,853	$471,960	$430,230	$ 67,893	14.4%	$ 41,730	9.7%
Cost of revenues:							
Operating expenses	131,715	138,345	129,834	(6,630)	(4.8)	8,511	6.6
Systems development and programming costs	66,666	65,041	64,357	1,625	2.5	684	1.1
Total cost of revenues (excluding depreciation and amortization)	198,381	203,386	194,191	(5,005)	(2.5)	9,195	4.7
Selling, general and administrative expenses	154,532	134,545	110,950	19,987	14.9	23,595	21.3
Depreciation and amortization	95,266	104,419	122,560	(9,153)	(8.8)	(18,141)	(14.8)
Restructuring charges	13,286	6,049	2,403	7,237	119.6	3,646	151.7
Interest expense	45,730	69,681	71,388	(23,951)	(34.4)	(1,707)	(2.4)
Other (income) expense—net	(9,518)	31,509	(1,233)	(41,027)	(130.2)	32,742	(2,655.5)
Income (loss) before provision for income taxes and minority interest	42,176	(77,629)	(70,029)	119,805	154.3	(7,600)	(10.9)
Income tax provision (benefit)	34,335	(773)	957	35,108	(4,541.7)	(1,730)	(180.8)
Minority interest in net income of consolidated subsidiaries	7,243	4,050	4,389	3,193	78.9	(339)	(7.7)
Net income (loss) from continuing operations	$ 598	$(80,906)	$(75,375)	$ 81,504	100.7%	$ (5,531)	(7.3)%

Amounts and percentages in the above table and throughout our discussion and analysis of financial conditions and results of operations may reflect rounding adjustments.

Revenues

Fiscal Year 2008 vs. Fiscal Year 2007. In fiscal year 2008, revenues increased $67.9 million, or 14.4% (6.0% after adjusting for currency), due to higher revenues in both our EMEA and Americas segments. Our EMEA revenues increased $54.1 million, or 19.3% (7.4% after adjusting for currency), to $334.2 million due to a $33.5 million increase in the value of the Euro and other currencies versus the U.S. dollar and a $20.6 million growth in transaction and subscription revenues in several countries from both existing and new customers. Our Americas revenues increased $13.8 million, or 7.2% (4.0% after adjusting for currency), to $205.7 million due to a $6.2 million increase in value of the non U.S. Americas currencies versus the U.S. dollar and a $7.6 million growth in transaction and subscription revenues in the U.S., Canada, Brazil and Mexico, partially offset by the loss of several U.S. insurance customer contracts and a reduction in contract pricing terms given to a large U.S. insurance customer. The Americas revenues in fiscal year 2007 included $5.9 million from a shared services contract that terminated in April 2007. Excluding the $5.9 million of shared services revenues for fiscal year 2007, Americas revenues increased $19.7 million, or 10.6% (7.3% after adjusting for currency).

Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal year 2007, revenues increased $41.7 million, or 9.7% (5.2% after adjusting for currency), due to higher revenues in both our EMEA and Americas segments. Our EMEA revenues increased $36.8 million, or 15.1% (7.8% after adjusting for currency), to $280.1 million due to a $17.9 million increase in the value of the Euro and other currencies versus the U.S. dollar and a $15.4 million growth in transaction and subscription revenues in several countries from both existing as well as several new customers, and a $3.5 million increase resulting from the completion of a small acquisition in the Netherlands. Our Americas revenues increased $4.9 million, or 2.6% (2.0% after adjusting for currency), to $191.8 million due to a $1.3 million increase in value of the non U.S. Americas currencies versus the U.S. dollar and a $3.6 million growth in transaction and subscription revenues in the U.S., Canada, Brazil and Mexico, partially offset by the loss of several significant U.S. insurance customer contracts, and a reduction in contract pricing terms given to a large U.S. insurance customer.

Revenue growth for each of our customer categories was as follows:

	Fiscal Years Ended June 30,			
	2008		2007	
Customer category	**Revenue Growth**	**Percentage Change**	**Revenue Growth**	**Percentage Change**
Insurance companies	$12.4	6.0%	$14.9	7.7%
Collision repair facilities	42.0	25.9	19.6	13.7
Independent assessors	12.4	27.6	4.6	11.4
Automotive recyclers and other	1.1	1.9	2.6	4.8
Total	$67.9	14.4%	$41.7	9.7%

Operating expenses

Fiscal Year 2008 vs. Fiscal Year 2007. In fiscal year 2008, operating expenses decreased $6.6 million, or 4.8% (10.9% after adjusting for currency), due to lower operating expenses in the Americas segment, partially offset by higher operating expenses in the EMEA segment. Operating expenses decreased $8.8 million, or 13.0% (14.3% after adjusting for currency), in our Americas segment due principally to a $6.6 million decrease in personnel costs, a $1.8 million dollar decrease in distribution costs, and a $0.9 million decrease in third party license and royalty fees, partially offset by a $0.9 million increase in the value of the non U.S. Americas currencies versus the U.S. dollar. Operating expenses increased $2.2 million, or 3.1% (a 7.6% decrease after adjusting for currency), in our EMEA segment due principally to a $7.5 million increase in the value of the Euro and other currencies versus the U.S. dollar and a $3.0 million increase in third party license and royalty costs, partially offset by a $5.9 million decrease in data center and external support and maintenance costs and a $1.4 million decrease in personnel costs.

Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal year 2007, operating expenses increased $8.5 million, or 6.6% (3.0% after adjusting for currency), due to higher operating expenses in both our EMEA and Americas segments. Operating expenses increased $0.9 million, or 1.4% (1.1% after adjusting for currency), in our Americas segment due principally to a $0.7 million increase in third party license and royalty fees and $0.2 million increase in the value of the non U.S. Americas currencies versus the U.S. dollar. Operating expenses increased $7.6 million, or 12.1% (5.1% after adjusting for currency), in our EMEA segment due principally to a $4.4 million increase in the value of the Euro and other currencies versus the U.S. dollar, a $4.5 million increase in data center and external support and maintenance costs and a $0.8 million increase in third party license and royalty costs, partially offset by a $1.7 million decrease in personnel costs.

We continually evaluate our operating costs in order to identify inefficiencies and eliminate unnecessary costs. We anticipate that, although our operating expenses will continue to increase, they are expected to decline as a percentage of revenues.

Systems development and programming costs

Fiscal Year 2008 vs. Fiscal Year 2007. In fiscal year 2008, systems development and programming costs, or SD&P, increased $1.6 million, or 2.4% (a 4.3% decrease after adjusting for currency), due to higher SD&P in both our EMEA and Americas segments. SD&P increased $0.2 million, or 0.7% (a 0.5% decrease after adjusting for currency), in our Americas segment due to a $0.3 million increase in the value of the non U.S. Americas currencies versus the U.S. dollar, a $0.6 million increase in consulting associated with the development of software updates and new software releases, partially offset by a $0.7 million decrease in personnel costs. SD&P increased $1.4 million, or 3.5% (a 6.9% decrease after adjusting for currency), in our EMEA segment due principally to a $4.1 million increase in the value of the Euro and other currencies versus the U.S. dollar, a $0.7 million increase in consulting associated with the development of software updates and new software releases, partially offset by a $3.4 million decrease in personnel costs.

Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal year 2007, SD&P increased $0.7 million, or 1.1% (a 2.5% decrease after adjusting for currency), due to an increase in costs in our EMEA segment, partially offset by a reduction in costs in our Americas segment. SD&P increased $3.6 million, or 10.2% (4.0% after adjusting for currency), in our EMEA segment due principally to a $2.2 million increase in the value of the Euro and other currencies versus the U.S. dollar and a $1.4 million increase related to additional expenses associated with the development of software updates and new software releases. The lower costs of $2.9 million, or 10.1% (10.5% after adjusting for currency), in our Americas segment were due principally to reductions in the number of full-time systems development and programming personnel and lower external software consultant costs.

Our SD&P costs fluctuate based upon the levels of activity related to and timing of product releases. We expect our SD&P costs to remain relatively stable.

Selling, general and administrative expenses.

Fiscal Year 2008 vs. Fiscal Year 2007. In fiscal year 2008, selling, general and administrative expenses, or SG&A, increased $20.0 million, or 14.9% (8.7% after adjusting for currency), due to a $8.3 million increase in the value of foreign currencies versus the U.S. dollar and a $5.3 million increase in consulting fees for our first year Sarbanes-Oxley efforts to comply with Section 404 of the Act, a $2.5 million increase in stock-based compensation expense, and an increase of $3.9 million in personnel costs and professional fees, including tax services.

Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal year 2007, SG&A increased $23.6 million, or 21.3% (16.9% after adjusting for currency), due to a $4.8 million increase in the value of foreign currencies versus the U.S. dollar and increased costs of $18.8 million relating to professional and legal fees, facilities costs, and severance and acquisition transition costs. A portion of these costs increases in our EMEA segment were the result of our expansion efforts into new markets, such as Eastern Europe, India and China.

We expect some of these expenses to continue to increase as we incur additional costs associated with being a public company and as we continue to expand our business into new markets.

Depreciation and amortization

Fiscal Year 2008 vs. Fiscal Year 2007; Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal years 2008 and 2007, depreciation and amortization decreased by $9.2 million and $18.1 million, respectively, primarily due to lower intangibles amortization expense resulting from the April 2006 acquisition. We amortized these intangible assets on an accelerated basis to reflect the pattern in which economic benefits of the intangible assets are consumed. Although we expect to experience significant depreciation and amortization in the future as we amortize intangible assets purchased in the April 2006 acquisition, we anticipate that the amount of total depreciation and amortization expense will continue to decline over the next several years.

Restructuring charges

Fiscal Year 2008 vs. Fiscal Year 2007; Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal years 2008 and 2007, we incurred restructuring charges of $13.3 million and $6.0 million, respectively, that followed operational reviews conducted after the April 2006 acquisition. These charges relate almost entirely to one-time termination benefits. We expect to recoup the costs associated with these restructuring charges through realization of savings within 12 to 24 months of implementation. We expect to incur additional restructuring charges, relating primarily to severance costs, as we work to improve efficiencies in our business.

Interest expense

Fiscal Year 2008 vs. Fiscal Year 2007; Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal year 2008, interest expense decreased $24.0 million due to lower borrowings under our credit facilities, which were in part due to the refinancing transactions completed on May 16, 2007 in conjunction with our initial public offering. In fiscal year 2007, interest expense decreased $1.7 million due to lower borrowings under our credit facilities, which were in part due to the refinancing transactions. We expect that our annual interest expense will continue to decrease as we repay outstanding indebtedness.

Other (income) expense, net

Fiscal Year 2008 vs. Fiscal Year 2007; Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal year 2008, other (income) expense, net decreased $41.0 million due to lower borrowings under our credit facilities, which were in part due to the May 2007 refinancing transactions. In fiscal year 2007, other (income) expense, net increased $32.7 million due to a $35.7 million write-off of deferred financing fees associated with our prior credit facilities that were amended and restated in May 2007 in conjunction with our initial public offering, offset by lower net realized and unrealized losses on our derivative instruments and other (income) and expenses.

Income tax provision

Fiscal Year 2008 vs. Fiscal Year 2007; Fiscal Year 2007 vs. Fiscal Year 2006. In fiscal year 2008, we recorded an income tax expense of $34.3 million, which resulted in an effective tax rate of 81.4%. The increase in effective tax rate from the prior year was attributed to our establishment of a full valuation allowance against our U.S. net deferred tax assets based on analysis of all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. The effective tax rate is reduced by benefit attributable to foreign income taxed at lower rates and tax credits generated during the year.

In fiscal year 2007, we recorded an income tax benefit of $0.8 million. Factors that impact our income tax provision include (but are not limited to) the mix of jurisdictional earnings, establishment of valuation allowances in certain jurisdictions, and varying jurisdictional income tax rates that are applied.

Liquidity and Capital Resources

Prior to the April 2006 acquisition, our predecessor's principal sources of liquidity were capital contributions from ADP and cash generated from operations. Since the April 2006 acquisition, our principal sources of cash have included cash generated from operations, proceeds from our May 2007 initial public offering and bank borrowings. Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue additional acquisitions. We expect our cash needs to service debt will decrease in future periods as a result of the application of proceeds from the refinancing transactions completed in conjunction with our initial public offering which were used to repay debt.

We believe that cash flow from operating activities and borrowings under our amended and restated senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for at least the next twelve months. We regularly review acquisition and other strategic opportunities, which may require additional debt or equity financing. In July 2008, we acquired UC Universal Consulting Software GmbH, a leading provider of software and services to collision repair facilities in Germany for approximately €2.5 million ($4.0 million). We currently do not have any material pending agreements with respect to any other acquisition or strategic opportunity.

Cash and Cash Equivalents

As of June 30, 2008, we had cash and cash equivalents of $149.3 million. We fund our operations, working capital and capital expenditures with our cash on hand and short-term borrowings under our credit facility. Our cash on hand and short-term borrowings vary significantly based on our cash flows as set forth below.

Cash Flows

The following summarizes our primary sources and uses of cash in the periods presented:

	Amount Changed from		Fiscal Years Ended June 30,		
	2007 to 2008	2006 to 2007	2008	2007	2006
	(in thousands)				
Operating activities	$ 71,324	$ 722	$117,402	$ 46,078	$ 45,356
Investing activities	$ 22,372	$ 894,964	$(19,135)	$(41,507)	$(936,471)
Financing activities	$(44,990)	$(984,310)	$(51,346)	$ (6,356)	$ 977,954

Operating activities. The $71.3 million increase in cash provided by operating activities during fiscal year 2008 was primarily the result of an increase in net income partially offset by a decrease in the non-cash adjustments, such as depreciation and amortization and loss on debt extinguishment, to reconcile net loss to cash, and by the changes in operating assets and liabilities.

Investing activities. The $22.4 million decrease in cash used for investing activities in fiscal year 2008 included a decrease capital expenditures of $8.4 million, consisting of computers, computer software, leasehold improvements and furniture and fixtures, and a decrease due to the final working capital adjustment for the acquisition of CSG.

Financing activities. The $45.0 million increase in cash used in financing activities during fiscal year 2008 was primarily due to fiscal year 2007 cash provided by our initial public offering which was partially offset by the reduction of debt and by fiscal year 2008 voluntary debt principal payments.

Amended and Restated Senior Credit Facility

In connection with our initial public offering, we entered into an amended and restated senior credit facility. Our amended and restated senior credit facility consists of a $50.0 million revolving credit facility, a $230.0 million U.S. term loan and a €280.0 million European term loan. As of June 30, 2008, we had $0 million, $218.7 million and $412.2 million (€261.1 million) in outstanding loans under the revolving credit facility, U.S. term loan and European term loan, respectively, with interest rates of 5.052%, 4.788% and 6.995%, respectively. As of June 30, 2007, we had $8.1 million, $229.4 million and $375.8 million (€279.3 million) in outstanding loans under the revolving credit facility, U.S. term loan and European term loan, respectively, with interest rates of 6.375%, 7.360% and 6.164%, respectively. The amended and restated senior credit facility contains a leverage ratio, which is applicable only to the revolving loans and applies only if at least $10.0 million of revolving loans, net of outstanding letters of credit, are outstanding for at least 10 days during the prior fiscal quarter.

In addition, the amended and restated senior credit facility contains covenants restricting us from undertaking specified corporate actions, including asset dispositions, acquisitions, payment of dividends and other specified payments, changes of control, incurrence of indebtedness, creation of liens, making loans and investments and transactions with affiliates.

Contractual Obligations and Commercial Commitments

The following table reflects our contractual obligations as of June 30, 2008:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(in thousands)		
Long-term debt obligations(1)	$848,484	$40,832	$ 83,047	$ 88,203	$636,402
Software license and other obligations(2)	16,424	13,078	3,071	229	46
Operating lease obligations(3)	59,664	14,296	21,067	14,873	9,428
Total	$924,572	$68,206	$107,185	$103,305	$645,876

(1) Represents principal maturities for the amended and restated senior credit facility loans and includes the effects of interest and interest rate swaps.
(2) Other obligations include financed software and equipment, capital leases and purchase commitments.
(3) Operating lease obligations include rental commitments under real property leases and equipment leases.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements comprise our operating leases. As of June 30, 2008, we had no outstanding letters of credit.

Inflation and Seasonality

We believe inflation has not had a material effect on our financial condition or results of operations in recent years. Our business does not experience any material level of seasonality.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than our functional currency. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our consolidated financial statements. Exchange rates between these currencies and U.S. dollars have fluctuated significantly over the last few years and may continue to do so in the future. A substantial portion of our revenues and costs are denominated in or effectively indexed to U.S. dollars, but the majority of our revenues and costs are denominated in Euros, British pounds, Swiss francs, Canadian dollars and other currencies. Historically, we have not undertaken hedging strategies to minimize the effect of currency fluctuations on our results of operations and financial condition; however, we may decide this is necessary in the future. A hypothetical 1% increase or decrease in each of our foreign currencies versus the U.S. dollar would have resulted in a $5.2 million change to revenue on an annualized basis.

Interest Rate Risk

We are exposed to interest rate risks primarily through borrowings under our revolving loan arrangement and term loans. Interest on these borrowings is based upon variable interest rates. Our weighted-average borrowings outstanding under the revolving loan arrangement and term loans during fiscal year 2008 was $634.2 million and the weighted-average interest rate in effect at June 30, 2008 was 6.75%. We terminated the interest rate collar related to our old senior credit agreement on December 18, 2006. Based on the foregoing, a hypothetical 1% increase or decrease in interest rates would have resulted in a $6.0 million change to our interest expense in fiscal year 2008.

During fiscal year 2006, we entered into two interest rate swaps with maturities on July 13, 2011. One swap had a notional amount of $195.0 million and required us to pay a fixed rate of 5.35%. The other swap had a notional amount of €368.4 million and required us to pay, on a quarterly basis, a fixed rate of 3.72%. These swaps had an estimated fair value of $1.1 million as of June 30, 2006, and we recognized an increase in fair value of $1.1 million during fiscal 2006. During fiscal year 2007, we recognized net gains of $6.7 million in other (income) related to these swaps, which were terminated on June 25, 2007 for a total cash settlement of $7.7 million.

Effective on June 29, 2007, we entered into three USD-based interest rate swaps with notional amounts of $50.0 million, $81.0 million and $75.0 million and maturities on June 30, 2011, which require us to pay fixed rates of 5.445%, 5.418% and 5.445%, respectively. We also entered into three Euro-based interest rate swaps with notional amounts of €69.8 million, €50.0 million, and €60.0 million and maturities on June 30, 2011, which require us to pay fixed rates of 4.603%, 4.679%, and 4.685%, respectively. These interest rate swaps are designated and documented at the inception of the hedge as cash flow hedges and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income/(loss) in stockholders' equity and reclassified into earnings when the hedged transaction affects earnings. The ineffective portion on these cash flow hedges is recognized as other (income)/ expense. The estimated fair values of $8.7 million and $0.8 million on USD-based swaps and (€1.7) million/ ($2.7) million and €0.4 million/ $0.6 million on Euro-based swaps was recorded in other assets and liabilities in the consolidated balance sheet as of June 30, 2008 and 2007, respectively. The current year-to-date change, net of tax, in the fair value of these swaps of $5.5 million reflects the effective portion of loss on these hedges and is reported as a component of Accumulated other comprehensive income in stockholders' equity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

We incorporate the information required for this item by reference to the financial statements listed in Item 15(a) of Part IV of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as Exhibits 31.1 and 31.2 to this Form 10-K are certifications of Solera's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

Management's Evaluation of Disclosure Controls and Procedures.

We have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation as of June 30, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Limitations on the Effectiveness of Disclosure Controls and Procedures.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Solera have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls.

There were no changes in our internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the fourth quarter of fiscal year 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the Company. As part of that process, as of June 30, 2008, the end of the fiscal year covered by this Annual Report on Form 10-K, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an assessment of the effectiveness of our internal control over financial reporting. The assessment was conducted following the framework in Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control—Integrated Framework (1992). The assessment did not identify any material weaknesses in our internal control over financial reporting and our management concluded that our internal control over financial reporting was effective as of June 30, 2008. The independent registered public accounting firm that audited our financial statements contained in this Annual Report on Form 10-K has issued an attestation report on the effectiveness of our internal control over financial reporting as of June 30, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Solera Holdings, Inc.
San Diego, California

We have audited the internal control over financial reporting of Solera Holdings, Inc. and subsidiaries (the "Company") as of June 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2008, of the Company and our report dated August 28, 2008, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board (FASB) Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement*

Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) on June 30, 2007, FASB Statement No. 123(R), *Share-Based Payment*, on July 1, 2006, and FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* on July 1, 2007.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

August 28, 2008.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 will be set forth in our proxy statement to be filed with the SEC in connection with our 2008 annual meeting of stockholders (the "Proxy Statement") or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

We have adopted a Conflict of Interest and Code of Conduct Policy that applies to all officers, directors and employees. The Conflict of Interest and Code of Conduct Policy is available for free on our website at www.solerainc.com under "Investor Relations." If we make any substantive amendments to the Conflict of Interest and Code of Conduct Policy or grant any waivers from a provision of the Conflict of Interest and Code of Conduct Policy to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will promptly disclose the nature of the amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements.

	Page
Solera Holdings, Inc.—Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at June 30, 2008 and 2007	F-3
Consolidated Statements of Operations for each of the three fiscal years ended June 30, 2008	F-4
Consolidated Statements of Stockholders'/Unitholders' Equity (Deficit) and Accumulated Other Comprehensive Income for each of the three fiscal years ended June 30, 2008	F-5
Consolidated Statements of Cash Flows for each of the three fiscal years ended June 30, 2008	F-6
Notes to Consolidated Financial Statements	F-7

	Page
Combined Financial Statements of Claims Services Group	
Independent Auditors' Report	F-35
Combined Balance Sheets as of June 30, 2004 and 2005	F-36
Statements of Combined Earnings for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006	F-37
Statements of Combined Group Equity for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006	F-38
Statements of Combined Cash Flows for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006	F-39
Notes to Combined Consolidated Financial Statements	F-40

(a) (2) Financial Statement Schedules. All schedules have been omitted because they are not required or applicable or the information is included in the consolidated financial statements or notes thereto.

(a) (3) Exhibits. The list of exhibits in the Exhibit Index to this Annual Report on Form 10-K is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on August 28, 2008.

SOLERA HOLDINGS, INC.

/s/ Tony Aquila

By: Tony Aquila
Its: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Signatures		Date
/s/ Tony Aquila Tony Aquila	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	August 28, 2008
/s/ Jack Pearlstein Jack Pearlstein	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	August 28, 2008
/s/ Philip A. Canfield Philip A. Canfield	Director	August 28, 2008
/s/ Roxani Gillespie Roxani Gillespie	Director	August 28, 2008
/s/ Stuart J. Yarbrough Stuart J. Yarbrough	Director	August 28, 2008
/s/ Jerrell W. Shelton Jerrell W. Shelton	Director	August 28, 2008

SOLERA HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Page
Solera Holdings, Inc.—Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at June 30, 2008 and 2007	F-3
Consolidated Statements of Operations for each of the three fiscal years ended June 30, 2008	F-4
Consolidated Statements of Stockholders'/Unitholders' Equity (Deficit) and Accumulated Other Comprehensive Income for each of the three fiscal years ended June 30, 2008	F-5
Consolidated Statements of Cash Flows for each of the three fiscal years ended June 30, 2008	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Solera Holdings, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheets of Solera Holdings, Inc. and subsidiaries (the "Company") as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders'/unitholders' equity (deficit) and accumulated other comprehensive income, and cash flows for each of the three years in the period ended June 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the consolidated financial statements, the Company: (1) on June 30, 2007, changed its method of accounting for defined benefit pension and other postretirement plans upon the adoption of Financial Accounting Standards Board ("FASB") Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)* and (2) effective July 1, 2006, adopted FASB Statement No. 123(R*), Share-Based Payment.* In addition as discussed in Note 13 to the consolidated financial statements, effective July 1, 2007, the Company adopted the recognition and measurement provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 28, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

August 28, 2008

SOLERA HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30, 2008	June 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 149,311	$ 89,868
Accounts receivable—net	95,843	85,543
Other receivables	9,784	9,297
Other current assets	18,314	16,901
Deferred income tax assets	4,802	3,248
Total current assets	278,054	204,857
Property and equipment—net	49,243	51,485
Other assets	22,980	11,625
Long term deferred income tax assets	5,162	23,835
Goodwill	646,098	569,165
Intangible assets—net	330,218	362,986
Total assets	$1,331,755	$1,223,953
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 32,191	$ 25,571
Accrued expenses and other current liabilities	103,597	89,240
Income taxes payable	12,449	13,995
Deferred income tax liabilities	842	1,076
Current portion of long-term debt	6,336	14,140
Total current liabilities	155,415	144,022
Long-term debt	624,570	599,128
Other liabilities	33,475	25,378
Long-term deferred income tax liabilities	36,558	42,922
Total liabilities	850,018	811,450
Commitments and contingencies (Note 14)		
Minority interests in consolidated subsidiaries	15,429	11,229
Stockholders' equity:		
Common Shares, $0.01 par value : 150,000,000 shares authorized; and 64,816,018 and 64,813,563 issued and outstanding as of June 30, 2008 and 2007, respectively	510,900	505,939
Accumulated deficit	(110,157)	(111,687)
Accumulated other comprehensive income	65,565	7,022
Total stockholders' equity	466,308	401,274
Total liabilities and stockholders' equity	$1,331,755	$1,223,953

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share and per unit data)

	Fiscal Years Ended June 30,		
	2008	2007	2006
Revenues	$539,853	$471,960	$ 95,084
Cost of revenues:			
Operating expenses	131,715	138,345	29,013
Systems development and programming costs	66,666	65,041	15,080
Total cost of revenues (excluding depreciation and amortization)	198,381	203,386	44,093
Selling, general and administrative expenses	154,532	134,545	27,105
Depreciation and amortization	95,266	104,419	23,571
Restructuring charges	13,286	6,049	2,871
Interest expense	45,730	69,681	14,842
Other (income) expense—net	(9,518)	31,509	1,836
	497,677	549,589	114,318
Income (loss) before provision for income tax (benefit) and minority interests	42,176	(77,629)	(19,234)
Income tax provision (benefit)	34,335	(773)	(1,268)
Minority interest in net income of consolidated subsidiaries	7,243	4,050	921
Net income (loss)	598	(80,906)	(18,887)
Dividends and redeemable preferred unit accretion	—	14,614	88,789
Net income (loss) allocable to common stockholders/unitholders	$ 598	$ (95,520)	$(107,676)
Net income (loss) allocable to common stockholders/unitholders per share/unit:			
Basic	$ 0.01	$ (2.82)	$ (6.34)
Diluted	$ 0.01	$ (2.82)	$ (6.34)
Weighted average shares/units used in the calculation of net income (loss) per share/unit allocable to common stockholders/unitholders:			
Basic	63,500	33,865	16,978
Diluted	64,737	33,865	16,978
Pro forma net income (loss) data (unaudited)—Note 1			
Net income (loss) allocable to common stockholders/unitholders as reported		$ (95,520)	$(107,676)
Pro forma adjustment for income tax provision (benefit)		(956)	(1,561)
Pro forma net income (loss) allocable to common stockholders/ unitholders		$ (94,564)	$(106,115)
Pro forma basic and diluted net income (loss) allocable to common stockholders/unitholders per common share/unit		$ (2.79)	$ (6.25)
Weighted average shares/units used in pro forma basic and diluted net income (loss) allocable to common stockholders/unitholders per common share/unit		33,865	16,978

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS'/UNITHOLDERS' EQUITY (DEFICIT) AND ACCUMULATED OTHER COMPREHENSIVE INCOME
(In thousands)

	Common Shares		Class A Common Units		Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Units	Amount				
Balance at—June 30, 2005	—	—	15,595	4,254	—	—	(740)	3,514
Issuance of Class A Common Units, net of issuance costs of $930	—	—	15,452	89,442	—	—	—	89,442
Deferred unit-based compensation	—	—	—	—	(1,807)	—	—	(1,807)
Amortization of deferred unit-based compensation	—	—	—	—	361	—	—	361
Dividend	—	—	—	(3,605)	—	—	—	(3,605)
Accretion of redeemable preferred units	—	—	—	(85,184)	—	—	—	(85,184)
Components of comprehensive loss:								
Net loss	—	—	—	—	—	—	(18,887)	(18,887)
Foreign currency translation adjustments	—	—	—	—	—	3,763	—	3,763
Total comprehensive loss	—	—	—	—	—	—	—	(15,124)
Balance at—June 30, 2006	—	—	31,047	4,907	(1,446)	3,763	(19,627)	(12,403)
Cumulative effect of adopting SFAS No.123(R)	—	—	—	(1,446)	1,446	—	—	—
Adjustment to adopt SFAS No.158, net of tax						(492)		(492)
Unit-based compensation	—	—	—	673	—	—	—	673
Stock-based compensation		1,669			—	—	—	1,669
Dividend	—	—	—	(4,071)	—	—	(10,543)	(14,614)
Issuance of Class A Common Units	—	—	675	203	—	—	—	203
Repurchase and retirement of LLC units	—	—	(89)	(266)	—	—	(611)	(877)
Conversion of Class A Common Units into Common Shares	31,633	—	(31,633)	—	—	—	—	—
Conversion of Class B Redeemable Preferred Units into Common Shares	13,890	222,479	—	—	—	—	—	222,479
Issuance of Common Stock from initial public offering, net of issuance costs of $25,410	19,200	281,790	—	—	—	—	—	281,790
Issuance of Common Stock (May 11 grants)	90	1	—	—	—	—	—	1
Components of comprehensive loss:								
Net loss	—	—	—	—	—	—	(80,906)	(80,906)
Foreign currency translation adjustments	—	—	—	—	—	4,816	—	4,816
Unrealized net loss on derivative instruments, net of tax					—	(1,065)		(1,065)
Total comprehensive loss	—			—	—	—	—	(77,155)
Balance at—June 30, 2007	64,814	$505,939	—	$ —	$ —	$ 7,022	$(111,687)	$401,274
Repurchase of commons shares	(84)	(17)	—	—	—	—	(95)	(112)
Stock-based compensation	—	4,848	—	—	—	—	—	4,848
Cumulative effect of adopting FIN No.48	—	—	—	—	—	—	1,027	1,027
Reversal of previously accrued equity issuance cost	—	24	—	—	—	—	—	24
Employee stock purchase plan	6	105	—	—	—	—	—	105
Issuance of Common Stock	80	1	—	—	—	—	—	1
Components of comprehensive income:								
Net income	—	—	—	—	—	—	598	598
Foreign currency translation adjustments	—	—	—	—	—	58,746	—	58,746
Unrealized net loss on derivative instruments, net of tax	—	—	—	—	—	(5,474)	—	(5,474)
Unrealized income from SFAS No.158, net of tax	—	—	—	—	—	5,271	—	5,271
Total comprehensive income	—	—	—	—	—	—	—	59,141
Balance at—June 30, 2008	64,816	$510,900	—	$ —	$ —	$65,565	$(110,157)	$466,308

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended June 30,		
	2008	2007	2006
Operating activities:			
Net income (loss)	$ 598	$ (80,906)	$ (18,887)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	95,266	104,419	23,571
Minority interests in net income of consolidated subsidiaries	7,243	4,050	921
Provision (recovery) for doubtful accounts	890	(193)	69
Stock/unit-based compensation	4,848	2,343	361
Deferred income taxes	4,615	(21,844)	(5,847)
Change in fair value of financial instrument	(832)	(1,544)	2,850
Accrued interest on mezzanine loan	—	—	2,639
Loss on debt extinguishment	—	28,691	—
Other	280	558	368
Changes in operating assets and liabilities—net of effects from acquisition of businesses:			
(Increase) decrease in accounts receivable	(1,961)	(18,962)	3,540
(Increase) decrease in other assets	(10,152)	8,343	(8,044)
Increase in accounts payable	3,409	10,695	3,487
Increase in accrued expenses and other liabilities	13,269	20,324	28,922
Increase (decrease) in accrued interest	(71)	(9,896)	11,406
Net cash provided by operating activities	117,402	46,078	45,356
Investing activities:			
Capital expenditures	(18,821)	(27,230)	(4,112)
Final working capital payment adjustment for acquisition of business	—	(13,167)	—
Purchase of foreign currency exchange option	—	—	(7,912)
Investment in joint venture and acquisitions of business—net of cash acquired	(314)	(1,110)	(924,447)
Net cash used in investing activities	(19,135)	(41,507)	(936,471)
Financing activities:			
Proceeds from issuance of debt	—	610,688	821,017
Debt issuance costs	—	(4,393)	(31,782)
Principal payments on financial asset acquisitions	(4,907)	(3,740)	—
Borrowings from revolving credit facility		12,814	—
Repayments under revolving credit facility	(8,548)	(16,000)	(16,946)
Repayments of long-term debt	(37,779)	(887,607)	—
Premium on prepayment of long term debt	—	(6,975)	—
Proceeds from termination of interest rate swaps	—	7,741	—
Proceeds from sale of Class A common units—net of offering costs	—	203	87,635
Proceeds from sale of Class B redeemable preferred units—net of offering costs	—	—	118,030
Repurchase of Class A common and Class B redeemable preferred units	—	(877)	—
Proceeds from sale of Common shares, net of offering costs	—	281,790	—
Repurchase of common shares	(112)	—	—
Net cash (used in) provided by financing activities	(51,346)	(6,356)	977,954
Effect of foreign currency exchange rate changes on cash and cash equivalents	12,522	2,827	(2,245)
Net change in cash and cash equivalents	59,443	1,042	84,594
Cash and cash equivalents—Beginning of period	89,868	88,826	4,232
Cash and cash equivalents—End of period	$149,311	$ 89,868	$ 88,826
Supplemental cash flow information			
Dividends and redeemable preferred share accretion	$ —	$ 14,614	$ 88,789
Cash paid for interest	$ 44,913	$ 66,806	$ —
Supplemental disclosure of non-cash investing and finance activities:			
Capital assets financed	$ 3,735	$ 9,618	$ 34
Conversion of Class B redeemable preferred units into common shares	$ —	$ 222,479	$ —

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Description of Business Solera Holdings, Inc. and subsidiaries (the "Company" or "Solera") is a leading global provider of software and services to the automobile insurance claims processing industry. Its software and services help its customers: estimate the costs to repair damaged vehicles; determine pre-collision fair market values for vehicles damaged beyond repair; automate steps of the claims process; outsource steps of the claims process that insurance companies have historically performed internally; and monitor and manage their businesses through data reporting and analysis. The Company is active in over 50 countries and derives most of its revenues from its estimating and workflow software.

Solera was formed in March 2005. In April 2006, Solera acquired the Claims Services Group ("CSG"), a business unit of Automatic Data Processing, Inc. ("ADP"), for approximately $1.0 billion. Prior to the acquisition of CSG, Solera's operations consisted primarily of developing its business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

Solera accounted for the acquisition of CSG using the purchase method of accounting. The Company allocated the aggregate acquisition consideration to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the acquisition.

In May 2007, the Company completed an initial public offering of shares of the Company's common stock. In the initial public offering, the Company sold 19,200,000 shares of common stock and the selling stockholders sold 10,987,500 shares of common stock. In connection with the initial public offering, the Company amended its corporate status and converted from a Delaware limited liability company into a Delaware corporation with 150,000,000 authorized shares of common stock, par value $0.01, and 15,000,000 authorized shares of preferred stock, par value $0.01. Upon the effectiveness of the conversion, all of the Company's outstanding preferred and common units were automatically converted into shares of common stock based on their relative rights as set forth in the Company's limited liability company agreement. As a result, 31,633,211 common units were converted into 31,633,211 shares of common stock, and 204,016 preferred units were converted into 13,889,974 shares of common stock.

Unaudited Pro Forma Information The unaudited pro forma net loss data present the pro forma effects of applying a provision for income taxes to historical net income. Such provision reflects the income taxes that would have been applicable had the Company been taxed as a C corporation prior to May 2007.

Pro forma net income (loss) per share/unit is based on the weighted average common shares/units outstanding. Pro forma net income (loss) per share/unit is computed as if the conversion into a Delaware corporation described above occurred on July 1, 2005.

Principles of Consolidation and Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles and applicable regulations of the Securities and Exchange Commission. The Company's operating results for the twelve months ended June 30, 2008 are not necessarily indicative of the results that may be expected for future quarters and the fiscal year ending June 30, 2009.

The preparation of the accompanying consolidated financial statements requires the use of estimates that affect the reported amounts of assets, liabilities, revenues, expenses and contingencies. Estimates are updated on an ongoing basis and are evaluated based on historical experience and current circumstances. Changes in facts and circumstances in the future may give rise to changes in these estimates which may cause actual results to differ from current estimates.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

In April 2007, the Company's Board of Managers approved a one-for-three reverse unit split. Immediately after giving effect to the split, the Company had approximately 31,046,962 common units outstanding (with fractional units to be paid to unitholders in cash). The split did not change the number of authorized common units or modify any voting rights or other terms of the common units. All unit and per unit information in the accompanying consolidated financial statements have been retroactively restated to reflect the split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents.

Property and Equipment Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	20 to 40 years
Building improvements	5 to 15 years
Leasehold improvements	Lesser of 10 years or useful life
Data processing equipment	3 years
Furniture and fixtures	4 to 7 years
Machinery and equipment	3 to 6 years
Software licenses	3 years

Goodwill and Other Intangible Assets The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. Intangible assets with finite lives are amortized over their estimated useful lives on an accelerated basis to reflect the pattern in which the economic benefits of the intangible assets are consumed and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded.

During the fourth quarter ended June 30, 2008, the Company changed the date of its annual goodwill impairment assessment from the last day of the first month of our fourth quarter, to the first day of its fourth quarter. This change was made in order to more closely align the impairment testing date with the end of the prior quarterly reporting period, and the timing of related forecasts, reports and analyses. The earlier date will better support completion of the assessment prior to the Company's new 60-day filing requirement for its Annual Report on Form 10-K as a large accelerated filer for the year ended June 30, 2008. The Company believes that the resulting change in accounting principle related to the annual testing date will not delay, accelerate or avoid an impairment charge. The goodwill on the balance sheet was originally recorded due to the Company's acquisition of the Claim Services Group from ADP that was consummated in April 2006, and impairment tests performed in fiscal years 2008, 2007 and 2006 did not result in any impairment of goodwill. The Company determined that the change in accounting principle related to the annual testing date is preferable under the circumstances and does not result in adjustments to the financial statements when applied retrospectively.

Impairment of Long-Lived Assets In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Classification of Equity Securities The Company has adopted the guidance of Emerging Issues Task Force ("EITF") Topic D-98, *Classification and Measurement of Redeemable Securities*, in the measurement and classification of its equity securities.

Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in the Company's balance sheets and the amounts of revenues and expenses reported for each of its fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for sales allowances, allowance for doubtful accounts, fair value of derivatives, goodwill and intangible asset impairments, amortization of intangibles, restructurings, liabilities under defined benefit plans, stock-based compensation and income taxes. Actual results could differ from these estimates.

Revenue Recognition The Company considers the guidance in Staff Accounting Bulletin ("SAB") Topic 13, *Revenue Recognition* ("SAB No. 104"), AICPA Statement of Position No. 97-2, *Software Revenue Recognition*, as amended ("SOP No. 97-2"), SFAS No. 13, *Accounting for Leases*, and Emerging Issues Task Force Issue No. 00-03, *Application of AICPA Statement of Position No. 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware*, and Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* ("EITF No. 00-21"), in accounting for its revenue arrangements. Revenues are recognized only after services are provided, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, and when collectibility is reasonably assured. The Company's multiple element arrangements primarily include a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables.

The Company generates a significant majority of its revenue from subscription-based contracts (where a monthly fee is charged), transaction-based contracts (where a fee per transaction is charged) and subscription-based contracts with additional transaction-based fees (where a monthly fee and a fee per transaction are charged).

Subscription-based and transaction-based contracts generally include the delivery of software, access to software through a hosted service ("Hosted Database"), upfront fees for the implementation and set-up activities necessary for the client to use/access the software ("Implementation Services") and maintenance. Under a subscription arrangement, delivery of software, access to the Hosted Database and maintenance are considered a single element or a combined unit of accounting and related revenues are recognized at the end of each month upon the completion of the monthly service. Revenues under transaction-based contracts are recognized based on the guidance in AICPA Technical Practice Aid No. 5100.76, *Fair value in multiple-element arrangements that include contingent usage based fees and software revenue recognition*. The transaction-based fee represents payment for the right to use the software, access to the Hosted Database and maintenance. The fee is considered fixed and determinable only at the time actual usage occurs. Revenue is recognized based on actual usage. Implementation Services are considered a separate element or unit of accounting and the related revenue recognition is described below.

Subscription-based contracts with additional fees for certain types of transactions generally include all deliverables discussed in the above paragraph and also include an additional element, which is the option to access specialized queries on the Hosted Database. Revenue under subscription-based contracts with additional fees for certain types of transactions is accounted for based on the guidance in AICPA Technical Practice Aid No. 5100.76. Under these arrangements, the delivery of software, access to software through the Hosted Database and maintenance are considered a combined unit of accounting, and the related fee is recognized at the end of each month upon the completion of the monthly service. The transaction-based fee is recognized at the time of actual usage. Implementation Services are considered a separate element or unit of accounting and the related revenue recognition is described below.

When the Company is required to perform setup and implementation activities necessary for the client to receive services/software, up-front fees billed during the setup/implementation phase are deferred and amortized on a straight-line basis over the estimated customer life. The upfront fees represent fair value of the implementation services based on vendor specific objective evidence. The amortization of this deferred revenue will commence upon the start of the monthly service. Setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the estimated customer life.

In a limited number of revenue arrangements described above, the Company also provides generic computer equipment as part of the sales arrangement. Based on guidance in EITF Issue No. 03-5, *Applicability of SOP No. 97-2, "Software Revenue Recognition", to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software*, the generic computer equipment is considered a non-software deliverable since the Company's software is not essential to the functionality of the generic computer equipment. Based on guidance in EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease*, EITF No. 00-21, *Revenue Arrangements with Multiple Deliverables*, and SFAS No. 13, *Accounting for Leases* ("SFAS No. 13"), the Company accounts for the sale of generic equipment as a direct finance lease. The related revenue is recognized over the term of the contract using the effective interest rate method. The Company allocates revenue to SFAS No. 13 elements (equipment leases) and the non-SFAS No. 13 elements of its arrangements on a relative fair value basis using the Company's best estimate of the fair value of the elements. Revenue from leased computer equipment represents approximately 1% of the Company's consolidated revenue.

Revenues are reflected net of customer sales allowances, which are based on both specific identification of certain accounts and a predetermined percentage of revenue based on historical experience.

Cost of revenues (excluding depreciation and amortization)—The Company's costs and expenses applicable to revenues ("cost of revenues excluding depreciation and amortization") represent the total of operating expenses and systems development and programming costs as presented on the consolidated statement of operations. Operating expenses include the compensation and benefits costs for operations, database development and customer service personnel, other costs related to operations, database development and customer support functions, as well as third-party data and royalty costs, and the cost of computer software and hardware used directly in the delivery of the Company's products and services. Systems development and programming costs include compensation and benefit costs for the Company's product development and product management personnel, other costs related to its product development and product management functions and costs related to external software consultants involved in systems development and programming activities.

Software Development Costs—Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, *Computer Software To Be Sold, Leased or Otherwise Marketed*. The costs to develop such software have not been capitalized, as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

Foreign Currency Translation—The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on foreign currency exchange rates in effect at the end of each period, and revenues and expenses are translated at average exchange rates during the periods. Functional currencies of significant foreign subsidiaries include Euros, British pounds, Swiss francs, and Canadian dollars. Foreign currency transaction gains or losses, which are included in the results of operations, totaled a gain of $4,793,000 for the fiscal year ended June 30, 2008, a loss of $65,000 for the fiscal year ended June 30, 2007, and a gain of $609,000 for the fiscal year ended June 30, 2006. Gains or losses from balance sheet translation are included in stockholders'/ unitholders' equity within accumulated other comprehensive income on the consolidated balance sheets.

Internal Use Software—Expenditures for software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs in accordance with the provisions of SOP No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

Income Taxes—The provisions for income taxes, income taxes payable and deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

Fair Value of Financial Instruments—Derivative financial instruments are used principally in the management of foreign currency and interest rate exposures and are recorded on the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are initially recorded in accumulated other comprehensive income/loss and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in the consolidated statements of operations.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. Total advertising costs for the Company were $4,297,000, $4,775,000, and $1,573,000 for the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Share-/Unit-Based Compensation—Effective July 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No.123(R)") which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and share awards, based on estimated fair values recognized over the requisite service period. Prior to adoption of SFAS No.123(R), pursuant to SFAS No. 123 *Accounting for Stock-Based Compensation*, the Company accounted for employee unit awards under Accounting Principles Board ("APB") No. 25, *Accounting for Stock Issued to Employees* and followed the Disclosure—Only Provisions of SFAS No. 123. See Note 11.

Certain Risks and Concentrations—The Company offers a broad range of services to a diverse group of customers throughout North, Central and South America, Europe, the Middle East, Africa and Asia. The Company performs periodic credit evaluations of customers and monitors their financial condition and developing business news. The Company did not have any customers with sales that exceeded 10% of total revenues for the fiscal years ended June 30, 2008, 2007 or 2006.

Comprehensive Income (Loss)—The Company accounts for comprehensive income (loss) under the provisions of SFAS No. 130, *Reporting Comprehensive Income (Loss)*, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) as defined includes all changes in equity during a period from nonowner sources. For the fiscal years ended June 30, 2008, 2007 and 2006, comprehensive income (loss) consists of net income (loss), and foreign currency translation adjustments. In addition, during the fiscal years ended June 30, 2008 and June 30, 2007, an unrealized loss on derivative instruments related to the effective portion of cash flow hedges and during fiscal year 2008 a SFAS No. 158 adjustment were added as new components of comprehensive income (loss) and are presented in the consolidated statement of stockholders'/unitholders' equity and accumulated other comprehensive income.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective July 1, 2007, the Company adopted FIN No. 48, which resulted in a $1,027,000 cumulative credit adjustment to decrease accumulated deficit.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for the Company beginning in the first quarter of fiscal year 2009. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have, if any, on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2009, although earlier adoption is permitted. The Company does not expect that adopting this statement will have any material impact on the Company's financial position or results of operations.

In March 2007, the FASB ratified EITF No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.* EITF No. 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee stock-based payment awards as an increase to additional paid-in capital. EITF No. 06-11 is effective for the Company beginning in the first quarter of fiscal year 2009. The Company does not expect that EITF No. 06-11 will have a material impact on its results of operations or cash flows.

In June 2007, the FASB ratified EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* ("EITF No. 07-3"). EITF No. 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF No. 07-3 is effective, on a prospective basis, for the Company beginning in the first quarter of fiscal year 2009. The Company is currently evaluating the effect that the adoption of EITF No. 07-3 will have on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51*, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for the Company beginning in the first quarter of fiscal year 2010 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company is currently assessing the potential impact that adoption of SFAS No. 160 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*. SFAS No. 141(R) expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141(R) also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141(R) requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141(R) is effective for the Company beginning in the first quarter of fiscal year 2010 with early adoption prohibited. The Company is currently evaluating the effect that the implementation of SFAS No. 141(R) will have on its consolidated financial statements on future acquisitions.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133*. This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning in fiscal year 2010, with early application permitted. The Company is currently evaluating the disclosure implications of SFAS No. 161.

In April 2008, the FASB released FASB Staff Position 142-3, *Determination of the Useful Life of Intangible Assets* ("SFAS No.142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The intent of the statement is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) and other U.S. generally accepted accounting principles. SFAS No. 142-3 is effective as of the beginning with the Company's fiscal year 2010. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 142-3 will have on its consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company does not expect the adoption of SFAS No. 162 to have a material effect on its consolidated results of operations and financial condition.

Net Income (Loss) Per Common Share—The Company calculates net loss per common share in accordance with SFAS No. 128, *Earnings Per Share*. Under SFAS No. 128, basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the reporting period excluding shares/units subject to repurchase.

Reconciliation of shares/units used in this calculation table of basic and diluted net income (loss) per share/unit for the fiscal years ended June 30, 2008, 2007 and 2006, is as follows (in thousands except for per share/unit data):

	Fiscal Years Ended June 30,		
	2008	2007	2006
Net income (loss) allocable to common stockholders/unitholders	$ 598	$(95,520)	$(107,676)
Weighted-average number of common shares/units	64,035	36,041	18,897
Weighted-average common shares/units subject to repurchase	(535)	(2,176)	(1,919)
Weighted-average number of common shares/units used to compute basic net income (loss) per share/unit	63,500	33,865	16,978
Effect of dilutive common stock equivalents:			
Stock options to purchase common stock	15	—	—
Restricted common stock awards	1,222	—	—
Weighted-average number of common shares/units used to compute diluted net income (loss) per share/unit	64,737	33,865	16,978
Basic net income (loss) per share/unit	$ 0.01	$ (2.82)	$ (6.34)
Diluted net income (loss) per share/unit	$ 0.01	$ (2.82)	$ (6.34)

For the fiscal year ended June 30, 2008 potential common stock equivalents of 169,000 are not included in the diluted net income per share calculation above, because their effect was antidilutive for the period. For the fiscal years ended June 30, 2007 and 2006, outstanding redeemable preferred units of 0 and 204,239, respectively, and nonvested restricted common shares/units of 2,331,988 and nonvested common units of 2,010,293 and 1,934,653, respectively, have been excluded from the calculation as they are antidilutive due to the Company's net loss.

3. OTHER (INCOME) EXPENSE—NET

Other (income) expense—net consists of the following (in thousands):

	Fiscal Years Ended June 30,		
	2008	2007	2006
Interest income	$(3,656)	$(2,633)	$ (405)
Net realized and unrealized (gains) and losses on derivative instruments	(832)	(1,589)	2,850
Foreign exchange (gain) loss	(4,793)	65	(609)
Loss on Debt Extinguishment (Note 10)	—	35,666	—
Other	(237)	—	—
Other (income) expense—net	$(9,518)	$31,509	$1,836

4. ACQUISITION OF CLAIMS SERVICES GROUP OF ADP

On April 13, 2006, the Company acquired the Claims Services Group from ADP for approximately $1.0 billion. The acquisition consisted of an asset purchase with respect to certain assets controlled by ADP, primarily in North America, and a purchase of a controlling interest in the outstanding shares of entities controlled by ADP, primarily in Europe. With respect to Sidexa S.A. (France), Informex S.A. (Belgium), Audatex Espana S.A. (Spain), Audatex Datos Espana S.A. (Spain), Audatex Portugal S.A. (Portugal) and Audatex Mexico S. De R.L. de C.V. (Mexico), the Company is the controlling stockholder, with ownership of 75%, 98%, 75%, 88%, 51%, and 51% of the outstanding shares, respectively. Claims Services Group's results of operations have been included in the accompanying consolidated statements of operations from the date of the acquisition. The aggregate consideration was determined as (in thousands):

Cash paid to ADP	$ 988,321
Transaction costs and other	14,254
	$1,002,575

The April 2006 acquisition was accounted for as a purchase pursuant to SFAS No. 141, *Business Combinations*. Under purchase accounting, the total purchase price was allocated to the Claims Services Group's net tangible and identifiable intangible assets based on their estimated fair values as of April 13, 2006, as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The fair value of the identifiable intangible assets pertaining to customer relationships, software and database technology and trademarks was established based on a discounted cash flow approach. The purchase consideration has been allocated as follows (in thousands):

Cash	$ 78,128
Accounts receivable	62,010
Other assets	54,800
Property and equipment	38,094
Intangible assets:	
Software and database technology	239,200
Customer relationships	173,900
Trademarks	13,500
Accounts payable and other accrued liabilities	(97,972)
Tax-related liabilities	(66,880)
Minority share of net assets	(8,064)
Goodwill	515,859
Total	$1,002,575

The unaudited pro forma information presented below reflects the combined results of the Company and the Claims Services Group as if the April 2006 acquisition and the related financing transactions had occurred at the beginning of each period presented. These results are not necessarily indicative of future operating results nor of those that would have occurred had the April 2006 acquisition been consummated on those dates (in thousands):

	Fiscal Year Ended June 30, 2006
Pro forma:	
Revenues	$430,230
Net loss allocable to common unit holders	(92,120)
Net loss allocable to common unit holders per unit:	
Basic and diluted	(3.21)
Weighted average units used in the calculation of net loss per common unit allocable to common unit holders:	28,668

5. RESTRUCTURING CHARGES

The Company's restructuring initiatives have been focused on the objective of eliminating waste and improving operational efficiencies. The restructuring reserves are included in Accrued expenses and other current liabilities and Other liabilities in the consolidated balance sheets.

The Company recorded restructuring charges of $13,286,000, $6,049,000 and $2,871,000 during the fiscal years ended June 30, 2008, 2007 and 2006, respectively. For the fiscal year ended June 30, 2008, these charges consisted of one-time termination benefits of $12,218,000 and net facilities consolidation charges of $1,068,000. For the fiscal year ended June 30, 2007 and 2006, these charges were primarily comprised of one-time termination benefits.

For the fiscal year 2008 restructuring charge, approximately $10,149,000 and $3,137,000 resulted from employees and activities that pertained to Operating and System development and programming expenses and Selling, general and administrative expenses, respectively. For the fiscal year 2007 restructuring charge, approximately $3,776,000 and $2,273,000 resulted from employees and activities that pertained to Operating and System development and programming expenses and Selling, general and administrative expenses, respectively. For the fiscal year 2006 restructuring charge, approximately $2,090,000 and $781,000 resulted from employees and activities that pertained to Operating and System development and programming expenses and Selling, general and administrative expenses, respectively.

The restructuring balances at June 30, 2008 of $14,563,000 included severance-related liabilities of $11,269,000, lease related liabilities as a result of facilities consolidation efforts of $2,610,000 and cumulative translation adjustments of $684,000. The restructuring balances at June 30, 2007 of $5,599,000 consisted of severance-related liabilities $5,570,000 and $29,000 cumulative translation adjustment.

In February 2008, the Company concluded its employee termination activity under the *Americas 2007* plan, which commenced in February 2007 and was designed to create appropriate resource levels and efficiencies for various functional groups across the Americas locations. One-time termination benefits for this plan relate to the termination of approximately 112 employees. Remaining restructuring liabilities under this plan are principally comprised of amortization of lease related liabilities over the remaining term of the lease and several months of severance payments expected to conclude by the end of the fiscal year ending June 30, 2009.

In February 2008, the Company initiated a new plan, *Americas 2008*, which is focused on creating a more efficient and flexible employee work force across the Americas. One-time termination benefits of $1,751,000 for this plan relate to the termination of approximately 100 employees during the fiscal year ended June 30, 2008.

In June 2008, the Company initiated a new plan, *EMEA 2008*, which is focused on creating a more efficient and flexible employee work force for parts of its European operations. One-time charges of $9,515,000 for this plan relate to the termination of approximately 50 employees.

The following table summarizes the charges for restructuring and related activities, including payments made and the ending reserve balances by business segment (in thousands):

	Solera Restructuring plans					Total		
	CSG (1)	EMEA 07	EMEA 08	Americas 07	Americas 08	EMEA	Americas	Total
Balance—June 30, 2006	$ 3,261	$ —	$ —	$ —	$ —	$ 1,653	$ 1,608	$ 3,261
Additions/adjustments	525	4,104	—	1,456	—	3,846	2,239	6,085
Payments/amortization	(3,600)	—	—	(147)	—	(1,389)	(2,358)	(3,747)
Balance—June 30, 2007	$ 186	$ 4,104	$ —	$ 1,309	$ —	$ 4,110	$ 1,489	$ 5,599
Additions/adjustments	(35)	805	9,515	4,456	1,751	10,321	6,171	16,492
Payments/amortization	(9)	(3,512)	—	(3,137)	(870)	(3,512)	(4,016)	(7,528)
Balance—June 30, 2008	$ 142	1,397	$9,515	$ 2,628	$ 881	$10,919	$ 3,644	$14,563

1–Restructuring plan from acquisition of CSG

The EMEA business segment encompasses the Company's operations in Europe, the Middle East, Africa and Asia. The Americas business unit encompasses the Company's operations in North America, Central and South America.

6. RECEIVABLES

Accounts receivable are net of an allowance for doubtful accounts of $1,289,000, $724,000, and $1,665,000 at June 30, 2008, 2007 and 2006, respectively. There was no customer with accounts receivable representing 10% or more of consolidated accounts receivable at June 30, 2008 or 2007. For the fiscal years ended June 30, 2008, 2007 and 2006, the Company's accounts receivable write-offs against the allowance for doubtful accounts were $1,754,000, $1,615,000, and $352,000, respectively. Accounts receivable recoveries (collections of previous write-offs) for the same above periods were $586,000, $779,000, and $184,000, respectively.

7. PROPERTY AND EQUIPMENT—NET

The following is a summary of property and equipment (in thousands):

	June 30,	
	2008	2007
Property and equipment:		
Land and buildings	$ 14,855	$ 12,722
Machinery and equipment	5,925	4,467
Furniture and fixtures	5,641	4,873
Data processing equipment	28,992	21,336
Leasehold improvements	13,795	13,365
Software licenses	15,044	11,473
Capital leases	1,459	1,388
Property and equipment at cost	85,711	69,624
Less accumulated depreciation	(36,468)	(18,139)
Property and equipment—net	$ 49,243	$ 51,485

8. GOODWILL AND INTANGIBLE ASSETS—NET

Changes in goodwill during the fiscal years ended June 30, 2008 and 2007 included the effects of the finalization of the purchase price allocation related to the Company's acquisition of the Claims Services Group from ADP, as well as cumulative translation adjustments. Changes by business segment are as follows (in thousands):

	EMEA	Americas	Total
Balance—June 30, 2006	$456,150	$85,271	$541,421
Additions from acquisition	(9,274)	5,473	(3,801)
Cumulative translation adjustments	31,479	66	31,545
Balance—June 30, 2007	$478,355	$90,810	$569,165
Adjustments	78	—	78
Cumulative translation adjustments	78,651	(1,796)	76,855
Balance—June 30, 2008	$557,084	$89,014	$646,098

Components of intangible assets, excluding goodwill, are as follows (in thousands):

	June 30, 2008	June 30, 2007
Intangibles (excluding goodwill):		
Internally developed software	$ 27,862	$ 22,151
Customer relationships	202,970	185,946
Trademarks	17,264	14,369
Software and database technology	285,015	249,347
	533,111	471,813
Less accumulated amortization	(202,893)	(108,827)
Intangible assets—net	$ 330,218	$ 362,986

Intangible assets (except goodwill) have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 11.2 years (2.3 years for internally developed software, 18 years for customer relationships, 2 years for trademarks and 7 years for software and database). Internally developed software is amortized on a straight-line basis. Other intangible assets are amortized on an accelerated basis to reflect the pattern in which economic benefits of the intangible assets are consumed. Amortization of intangibles totaled $77,702,000, $87,313,000, and $20,563,000 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. Estimated amortization expense of the Company's existing intangible assets for the next five fiscal years ending June 30 are as follows (in thousands):

2009	$ 70,482
2010	58,735
2011	46,752
2012	34,616
2013	27,674
Thereafter	91,959
Total	$330,218

The above useful lives represent the Company's best estimates. However, actual lives may differ from these estimates. In addition, the expected future amortization may vary based on fluctuations in foreign currency exchange rates.

9. FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial Instruments—At June 30, 2008 and 2007, the carrying amounts of cash equivalents, receivables, accounts payable, and other liabilities approximated their fair values because of the short-term maturities of these financial instruments. The carrying amounts of long-term debt at June 30, 2008 and 2007 approximated fair value based on prevailing interest rates.

Derivatives—In the normal course of business, the Company is exposed to interest rate changes and foreign currency fluctuations. The Company strives to limit these risks through the use of derivatives such as interest rate swaps and foreign exchange options. Derivatives are not used for speculative purposes.

In February 2006, the Company entered into a foreign currency exchange option (the "Fx Option") that gives the Company the option to call USD $200,000,000 at a strike price of 1.1646 EUR/USD at any time up to February 8, 2011. This Fx Option is not designated as a hedging instrument. In February 2006, the Company paid approximately $7,912,000 for the Fx Option. As of June 30, 2008 and 2007, the fair value of the Fx Option approximated $1,801,000 and $970,000, respectively, and was recorded in other assets in the consolidated balance sheets. The increase in fair value of approximately $832,000, due to increased volatility in spot rates and changes in interest rates, and the decrease of ($3,010,000) and ($3,932,000) were recognized in Other (income) expense in the consolidated statement of operations, during the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

In June 2007, the Company entered into three USD-based interest rate swaps with notional amounts of $50,000,000, $80,965,000 and $75,000,000, all with maturities on June 30, 2011, which require the Company to pay fixed rates of 5.445%, 5.418% and 5.445%, respectively, and also entered into three Euro-based interest rate swaps with notional amounts of €69,821,000, €50,000,000 and €60,000,000, all with maturities on June 30, 2011, which require the Company to pay fixed rates of 4.603%, 4.679% and 4.685%, respectively. These interest rate swaps are designated and documented at their inception as cash flow hedges and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of Accumulated other comprehensive income (loss) in stockholders' equity and reclassified into earnings when the hedged transaction affects earnings. The ineffective portion on these cash flow hedges is recognized in interest expense. The estimated fair values of $8,678,000 and $795,000 on USD-based swaps and (€1,686,000)/($2,662,000) and €411,000/$553,000 on Euro-based swaps was recorded in other assets and liabilities in the consolidated balance sheet as of June 30, 2008 and 2007, respectively. The decrease, net of tax, in the fair value of these swaps of $5,474,000 during fiscal 2008 reflects the effective portion of loss on these hedges and is reported as a decrease to Accumulated other comprehensive income in stockholders' equity.

The estimated fair values of the Company's derivatives were determined based on quoted market prices and may not be representative of actual values that could have been realized or that will be realized in the future.

10. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	June 30,	
	2008	2007
Senior secured credit facilities:		
Amended and restated first lien credit facility:		
Domestic term loan, due May 2014	$218,697	$229,425
European term loan, due May 2014	412,209	375,770
European revolver loan, due April 2012	—	8,073
Total	630,906	613,268
Less current portion	6,336	14,140
Long-term portion	$624,570	$599,128

Senior Secured Credit Facilities—In April 2006, the Company entered into a senior secured credit arrangement (the "Senior Secured Credit Facilities") under a First and Second Lien Credit and Guaranty Agreement (the "First and Second Lien Credit Facility") with a syndicate of commercial lenders. The First Lien Credit Facility includes a revolving commitment (the "Revolver Credit Facility") which permits U.S. Dollar or Euro-based borrowings and issuances of letters of credit of up to $50,000,000 in the aggregate; a domestic term loan commitment (the "Domestic Term Loan") of $240,000,000; and a European term loan commitment (the "European Term Loan") of €220,000,000. The Second Lien Credit Facility includes a European term loan commitment (the "European Second Term Loan") of €165,000,000.

On May 16, 2007, in conjunction with the closing of its initial public offering, the Company entered into an Amended and Restated Senior Credit Facility Agreement with a syndicate of commercial lenders, consisting of a $50,000,000 Revolving Credit Facility, a $230,000,000 Domestic Term Loan and a €280,000,000 European Term Loan. As of June 30, 2008, the Company had $0, $218,697,000, and $412,209,000 (€261,073,000) in outstanding loans under the Revolving Credit Facility, the Domestic Term Loan and the European Term Loan, respectively, with interest rates of 5.052%, 4.788% and 6.995%, respectively. Borrowings under the Amended and Restated Senior Credit Facility bear interest, to be reset at the Company's option, at a rate determined by the sole lead arranger of the syndicate of commercial lenders equal to (1) the offer rate on dollars based on the British Bankers' Association Settlement Rate for deposits or (2) the offer rate on the Euro from the Banking Federation of the European Union, or (3) in the event such rates are not available, then the offered quotation rate to first class banks in the London inter-bank market or European inter-bank market by Citibank USA Inc. for deposits, respectively, in each case, plus an applicable margin that varies based upon the Company's consolidated leverage ratio, as defined in the agreement. Beginning on June 30, 2007, consecutive quarterly minimum principal payments of $575,000 and €700,000 were required for the Domestic Term Loan and European Term Loan, respectively, under the Amended and Restated Senior Credit Facility with the remaining balance due in May 2014. Future quarterly minimum principal payments will be reduced each time a voluntary prepayment occurs. The Amended and Restated Senior Secured Credit Facility allows for voluntary prepayments under specified conditions and requires mandatory prepayments and commitment reductions upon the occurrence of certain events, including among others, sale of assets, receipt of insurance or condemnation proceeds, excess cash flow and issuances of debt and equity securities.

During the twelve months ended June 30, 2008, the Company made a voluntary principal prepayment of $8,500,000 on the Domestic Term Loan and €15,500,000 on the European Term Loan. For the quarter ended June 30, 2008, the quarterly minimum Domestic Term Loan and European Term Loan principal payments decreased to $551,000 and €654,000 as a result of the voluntary principal prepayments. The increase in the European term loan balance is due entirely to foreign currency fluctuations. For the twelve months ended June 30, 2008, the cumulative principal payments on the European Term Loan and Domestic Term Loan were $27,985,000 (€18,227,000) and $10,728,000, respectively. During fiscal year 2007 the Company paid the minimum quarterly principal payments totalling $1,800,000 and €1,650,000 for the Domestic Term Loan and European Term Loan, respectively.

The obligations under the Amended and Restated Senior Credit Facility are secured by substantially all of the assets of the Company. The Amended and Restated Senior Credit Facility contains certain covenants including, among others, requirements related to financial reporting, maintenance of operations, compliance with applicable laws and regulations, maintenance of interest rate protection and compliance with specified financial covenants, as well as restrictions related to liens, investments, business combinations, additional indebtedness, dispositions of assets or subsidiary interests, dividends, distributions, issuances of equity securities, transactions with affiliates, capital expenditures and certain other changes in the business. The Amended and Restated Senior Credit Facility contains a leverage ratio, which is applicable only to the revolving loans and applies only if at least $10,000,000 of revolving loans, including outstanding letters of credit, are outstanding for at least 10 days during the prior fiscal quarter.

Future Minimum Principal Payments—Future minimum principal payments as of June 30, 2008 are as follows (in thousands):

2009	$ 6,336
2010	6,336
2011	6,336
2012	6,336
2013	6,336
Thereafter	599,226
Total	$630,906

Subordinated Unsecured Credit Facility In April 2006, the Company entered into a subordinated unsecured credit guaranty agreement (the "Subordinated Unsecured Credit Agreement") with a syndicate of commercial lenders. The Subordinated Unsecured Credit Agreement consists of a European term loan (the "European Mezzanine Loan") of €80,000,000.

Borrowings under the Subordinated Unsecured Credit Agreement bear interest, to be reset at the Company's option, at a rate determined by the sole lead arranger of the syndicate of commercial lenders equal to (1) the offer rate on dollars based on the British Bankers Association Settlement Rate for deposits or (2) the offer rate on the Euro from the Banking Federation of the European Union, or (3) in the event such offer rates are not available, then the offered quotation rate to first class banks in the London inter-bank market or European inter-bank market by Citibank USA Inc. for deposits in each case, plus an applicable margin of 9%, which shall be capitalized, compounded, and added to the unpaid principal amount of the European Mezzanine Loan on the last day of each interest period on no less than a quarterly basis.

The Subordinated Unsecured Credit Agreement allows for voluntary prepayments under specified conditions and requires mandatory repayments upon the sale of assets or receipt of insurance or condemnation proceeds. This agreement also contains certain covenants including, among others, requirements related to financial reporting, maintenance of operations, compliance with applicable laws and regulations and compliance with specified financial covenants, as well as restrictions related to liens, investments, additional indebtedness, dispositions of assets or subsidiary interests, dividends, distributions, issuances of equity securities, transactions with affiliates, capital expenditures, and certain other changes in the business. Financial covenants include the requirement to maintain a minimum interest coverage ratio and limit maximum total leverage, senior leverage ratios, and levels of capital expenditures. On May 16, 2007, balances outstanding under the Subordinated Unsecured Credit Agreements of $124,396,000 were paid off together with a prepayment premium of $2,486,000.

With the repayment of the long term debt balances under the First Lien and Second Lien Credit Facility as well as the Subordinated Unsecured Credit Agreement, the Company recognized a loss on extinguishment of debt consisting of $28,691,000 of remaining deferred financing costs associated with these facilities, along with the prepayment premium of $6,975,000, in other income and expenses in the consolidated statement of operations. In addition, in connection with the Amended and Restated Senior Credit Facility, the Company incurred approximately $4,393,000 in financing costs, which were deferred and included as part of other assets in the consolidated balance sheet and are amortized on a straight line method as interest expense over the term of the debt. Amortization of deferred loan costs under the April 2006 facilities and under the new May 2007 facilities for the fiscal year ended June 30, 2007 was approximately $3,895,000 and $80,000, respectively.

11. EMPLOYEE BENEFIT PLANS

Stock-Based Compensation—Effective July 1, 2006, the Company adopted SFAS No. 123 (R) which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and share awards, based on estimated fair values recognized over the requisite service period.

The Company adopted SFAS No. 123(R) using the prospective transition method. Under this method, SFAS No. 123(R) is applied to new awards and to awards modified, repurchased or cancelled after the adoption date of July 1, 2006. Compensation cost that was previously recorded under APB No. 25 for awards outstanding at the adoption date, such as unvested options, will continue to be recognized as the options vest. Accordingly, for the year ended June 30, 2008 and 2007, stock/unit-based compensation expense includes compensation cost related to estimated fair values of awards granted after the date of adoption of SFAS No. 123(R) and compensation costs related to unvested awards at the date of adoption based on the intrinsic values as previously recorded under APB No. 25.

The fair value of stock and options awards granted after July 1, 2006 is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted average period of time that the shares and options granted are expected to be outstanding), the volatility of the Company's common shares, an assumed risk free interest rate and the estimated forfeitures of unvested share awards. No compensation cost is recorded for awards that do not vest. For awards granted after July 1, 2006 and valued in accordance with SFAS 123(R), the Company used the straight-line method for expense attribution. Expected volatilities utilized in the model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant.

Stock-based compensation expense of $4,848,000, $2,343,000 and $361,000 was recognized in net income for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

As of June 30, 2008 and 2007, the total remaining unrecognized compensation cost related to non-vested stock options and restricted stock awards, net of estimated forfeitures, amounted to $14,575,000 and $8,051,000, which will be amortized over a weighted average period of 3.4 and 3.7 years, respectively.

Summary of Plans

2007 Long-term Equity Incentive Plan

The equity incentive plan provides for the issuance of stock options, restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee. An aggregate of 4,300,000 shares of the Company's common stock were initially reserved for issuance under the equity incentive plan, subject to certain adjustments reflecting changes in the Company's capitalization. If any grant under the equity incentive plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the equity incentive plan.

2007 Employee Stock Purchase Plan

The Company offers an Employee Stock Purchase Plan ("the ESPP") that allows eligible employees to purchase shares of common stock at a price equal to 95% of the lower of the fair market value of the common stock at the beginning of the offering period and the end of the offering period. The compensation committee administers the plan, under which the Company has reserved for issuance 1,500,000 shares of common stock. Compensation expense for the employee stock purchase plan is recognized on a straight-line basis over the offering period. Each offering period has a six-month term, which runs either from January 1 to June 30 or from July 1 to December 31. For the fiscal year ended June 30, 2008 the Company recorded compensation expense of $82,000. During the fiscal year 2008 the Company issued 5,861 shares under the ESPP, representing approximately $106,000 in employee contributions accumulated up through the purchase of shares in January 2008. As of June 30, 2008 the employee contributions totaled $221,000 which were used to purchase 9,637 shares in July 2008.

2006 Securities Purchase Plan

In November 2006, the board of managers adopted the 2006 Securities Purchase Plan. In January and February 2007, pursuant to securities purchase agreements, 24 employees purchased common equity interests in the Company that were converted into approximately 740,000 shares of common stock. Pursuant to such agreements, the shares of stock held by these employees remains subject to vesting over a five-year period, and unvested shares remain, under certain circumstances, subject to repurchase by the Company or, to the extent the Company does not repurchase, by affiliates of GTCR Golder Rauner II, L.L.C. ("GTCR"), a private equity investor in the Company. No additional equity will be issued under this plan.

Restricted Stock—The Company has a restricted stock program under which shares of common stock have been issued to certain employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock over the period during which the transfer restrictions exist, which may be up to five years from the date of grant. The value of the Company's restricted stock, based on market prices, is recognized as compensation expense over the restriction period in accordance to their vesting terms.

The stock-based compensation expense related to restricted stock/units included in the net income (loss) was $3,710,000, $2,275,000 and $361,000 for years ending June 30, 2008, 2007 and 2006, respectively. During the year ended June 30, 2006, the Company granted fully vested and nonvested restricted common units to certain employees and directors and recorded $1,807,000 in deferred unit-based compensation and related amortization expense of $285,000 related to the fully vested units and $76,000 related to the unvested units.

Our nonvested stock awards comprised of restricted stock and restricted stock units. A summary of the status for nonvested stock awards as of June 30, 2008 and activities during fiscal years 2008 and 2007 is presented as follows.

	Number of restricted common stock/units	Purchase price per common stock/unit	Weighted Average Fair value per common stock/unit
Nonvested at June 30, 2006	2,148,822	$0.30	$ 1.16
Granted	1,486,741	$0.24	$ 6.01
Vested	(614,822)	$0.26	$ 3.41
Forfeited	(688,753)	$0.30	$ 2.02
Nonvested at June 30, 2007	2,331,988	$0.27	$ 3.40
Granted	204,726	$0.01	$24.84
Vested	(1,640,649)	$0.21	$ 2.68
Forfeited	(91,383)	$0.26	$ 8.28
Nonvested at June 30, 2008	804,682	$0.20	$ 9.33

Due to the significant difference between the purchase price and fair value per common share/unit, the fair value of the right to purchase these restricted shares/units and intrinsic value of the restricted shares/units were equal.

The estimated total remaining unamortized compensation expense of $7,384,000, net of forfeitures, is expected to be recognized over the remaining vesting period of 3.2 years. The fair value of awards granted and vested during fiscal year 2008 was $4,708,000 and $2,610,000, respectively.

Stock Options—Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the date of grant. Stock options are issued pursuant to a vesting schedule, generally vest ratably over four years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award. The stock-based compensation expense related to stock options included in the net income (loss) was $1,056,000 and $68,000 for the fiscal year ended June 30, 2008 and 2007, respectively. The estimated total remaining unamortized compensation expense of $7,191,000, net of forfeitures, is expected to be recognized over the remaining vesting period of 3.5 years.

The aggregate intrinsic value of total stock options outstanding and exercisable at June 30, 2008 was $5,534,000 and $1,045,000, respectively and the aggregate intrinsic value for stock options exercised in fiscal year 2008 was $28,000. The fair value of awards vested during fiscal year 2008 was $611,000. The weighted average remaining contractual life of total stock options outstanding and exercisable at June 30, 2008 was 9.4 and 8.9 years, respectively.

A summary of the Company's stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at June 30, 2006	—	—
Granted	428,400	$16.00
Exercised	—	—
Cancelled	(4,800)	$16.00
Outstanding at June 30, 2007	423,600	$16.00
Granted	719,203	$25.78
Exercised	(2,500)	$16.00
Cancelled	(72,900)	$17.19
Outstanding at June 30, 2008	1,067,403	$22.49
Exercisable at June 30, 2008	89,600	$16.00

Summarized information about stock options outstanding at June 30, 2008 is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Remaining Life (in years)	Weighted Average Exercise Price (in dollars)	Number of Options	Weighted Average Price (in dollars)
$16.00 - $24.00	488,400	9.0	$17.47	89,600	$16.00
$24.01 - $36.00	579,003	9.8	$26.60	—	$ —
Total	1,067,403	9.4	$22.49	89,600	$16.00

The fair value for stock options granted was estimated at the date of grant with the following assumptions:

	Years Ended June 30, 2008	Years Ended June 30, 2007
Stock option grants:		
Expected term of stock options (years)	6.1	6.1
Risk-free interest rate	3.2%	4.5%
Volatility	26.8%	32.8%
Weighted-average grant-date fair value (per share)	$9.03	$6.63

Pension Plans—The Company's foreign subsidiaries sponsor various defined benefit plans and individual defined benefit arrangements covering certain eligible employees. The benefits under these pension plans are based on years of service and compensation levels. Funding is limited to statutory requirements. In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)". This statement requires a company to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur (reported in comprehensive income). The requirement to recognize the funded status of a benefit plan and the related disclosure requirements were effective for the Company as of the end of fiscal 2007 and the Company adopted the statement at that time. The adoption of SFAS No. 158 resulted in a $492,000 reduction in stockholders' equity, net of income taxes for fiscal 2007. The measurement date for all plans is June 30 of each fiscal year.

The change in benefit obligations and plan assets as well as the funded status of the Company's foreign pension plans were as follows (in thousands):

	June 30, 2008	June 30, 2007
Change in plan assets:		
Fair value of plan assets—beginning of year	$53,000	$ 27,700
Net transfer, including effect of business combination	7,500	22,300
Actual return on plan assets	2,200	1,300
Employer contributions	4,100	4,100
Participant contributions	800	900
Benefits and expenses paid	(3,500)	(4,700)
Settlement	(3,500)	—
Foreign currency exchange rate changes	11,200	1,400
Fair value of plan assets—end of year	71,800	53,000
Change in benefit obligation:		
Benefit obligation—beginning of year	$63,300	$ 32,800
Net transfer, including effect of business combination	7,700	26,300
Service cost	3,400	3,400
Interest cost	3,300	2,700
Participant contributions	800	900
Actuarial (gain) loss	(7,300)	300
Benefits and expenses paid	(7,000)	(4,700)
Foreign currency exchange rate changes	12,600	1,600
Projected benefit obligation—end of year	$76,800	$ 63,300
Funded status—plan assets less benefit obligation	$ (5,000)	$(10,300)
Unrecognized net actuarial (gain) loss due to experience different than assumed	—	—
Accrued pension liability	$ (5,000)	$(10,300)

Net transfers of plan assets and benefit obligations are the result of the Company's acquisition of CSG in April 2006. During the fiscal year ended June 30, 2007, retirement plans that were included in the Company's purchase of CSG, and were previously accounted for as defined contribution plans, were determined to be defined benefit plans under SFAS No.87. During the fiscal year ended June 30, 2007, the funded status of these acquired plans was recorded as an adjustment to the purchase price allocation.

The impact of the adoption of SFAS No. 158 in fiscal year 2007, comprising actuarial gains and losses, resulted in a reduction to stockholders' equity of $492,000 and consists of an increase (decrease) to the following accounts in the consolidated balance sheet (in thousands):

Other liabilities (non-current)	559
Long term deferred income tax liabilities	(67)
Impact to stockholders' equity	$(492)

The amount recognized in the consolidated balance sheet (in thousands) as of June 30, 2008 consisted of:

Non-current assets	700
Non-current liabilities	(5,700)
Net amount recognized	$(5,000)

The accumulated benefit obligation for all defined benefit pension plans was $70,500,000 and $56,300,000 at June 30, 2008 and 2007, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans with accumulated benefit obligations in excess of plan assets were $76,800,000, $70,500,000 and $71,800,000, respectively, as of June 30, 2008.

The components of net pension expense were as follows (in thousands):

	Fiscal Years Ended June 30,		
	2008	2007	2006
Service cost—benefits earned during the period	$ 3,400	$ 3,400	$ 200
Interest cost on projected benefits	3,300	2,700	400
Expected return on plan assets	(3,000)	(2,400)	(300)
	$ 3,700	$ 3,700	$ 300

General assumptions used to determine the actuarial present value of benefit obligations were:

	Fiscal Years Ended June 30,		
	2008	2007	2006
Discount rate	5.07%	4.21%	4.75%
Increase in compensation levels	2.19	1.89	1.95

General assumptions used to determine the net pension expense for the fiscal years ended June 30, 2008, 2007 and 2006 were:

	Fiscal Year Ended June 30,		
	2008	2007	2006
Discount rate	4.22%	4.09%	4.60%
Expected long-term rate of return on assets	4.43	4.24	4.60
Increase in compensation levels	2.02	1.99	1.95

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The weighted-average long-term expected rate of return on assets assumption is 4.43%. This percentage has been determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets. The plan assets of the pension plans are the liability of insurance companies and benefit payments are fully insured. The insurance companies invest the plan assets in accordance with the terms of the insurance companies' guidelines and the Company has no control over the investment decisions made by the insurance companies. The insurance companies invest virtually the entire pension plan portfolio in fixed income securities.

Contributions. The contribution for the year ended June 30, 2008 was $4,100,000. The minimum required contribution and expected contribution to the Company's pension plans are $4,000,000 for the year ending June 30, 2009.

Estimated Future Benefit Payments. The benefits expected to be paid for fiscal 2009 and the fiscal years ending June 30, 2010 through June 30, 2013, are $1,400,000, $1,700,000, $4,100,000, $2,100,000 and $2,300,000, respectively. The aggregate benefits expected to be paid in the five years ending June 30 from 2014 to 2018 are $17,200,000. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligation at June 30, 2008, and include estimated future employee service.

Retirement and Savings Plan—The Company has defined contribution plans that cover most of its domestic employees. This 401(k) plan provides Company matching under various formulas. The costs for the domestic associates plans for the fiscal years ended June 30, 2008, 2007 and 2006, were $1,482,000, $1,096,000, and $300,000, respectively.

The Company's foreign subsidiaries have defined contribution plans that cover certain international employees. These retirement savings-type plans provide company matching under various formulas. The Company's match amounted to approximately $3,300,000, $3,000,000 and $700,000 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

12. RELATED-PARTY TRANSACTIONS

In connection with the Unit Purchase Agreement between the Company and GTCR, the Company entered into a professional services agreement (the "Professional Services Agreement") with GTCR as of April 1, 2005. This agreement provides for GTCR to provide certain professional services in exchange for annual management fees of $250,000 commencing when Solera, Inc. has consolidated EBITDA of at least $3,000,000. Pursuant to the Professional Services Agreement, the Company incurred management fees of approximately $ 0, $208,000 and $53,000 for the fiscal years ended June 30, 2008, 2007 and June 30, 2006, respectively. The Professional Services Agreement also provides for GTCR to receive a placement fee of one percent of the gross amount financed pursuant to certain issuances of equity and debt. In connection with the raising of equity and debt financing, the Company incurred placement fees during the fiscal year ended June 30, 2006 of $10,900,000, of which $2,180,000 was recorded as an equity issuance cost and $8,720,000 was included in debt issuance costs.

Certain minority stockholders of the Company's international subsidiaries are also commercial purchasers and users of the Company's software and services. Revenue transactions with all of the individual minority stockholders in the aggregate represent less than 5% of the Company's consolidated revenue.

In February 2006, the Company entered into an advisory services and success agreement (the "Advisory Services Agreement") with a member of its board of managers. Pursuant to this agreement, in exchange for advisory services rendered, the Company agreed to pay the board member, upon consummation of the April 2006 acquisition, the lesser of $4,500,000 or a specified dollar formula calculated as a percentage of the acquisition purchase price. Based on the final purchase price of approximately $1.0 billion, the Company paid the board member approximately $3,800,000 for services rendered in conjunction with the April 2006 acquisition during the fiscal year ended June 30, 2006. This amount is recorded as a cost of the April 2006 acquisition.

13. INCOME TAXES

The components of income (loss) before income taxes attributable to domestic and foreign operations are as follows (in thousands):

	Fiscal Years Ended June 30,		
	2008	2007	2006
Income (loss) before income taxes and minority interest:			
Domestic	$(19,821)	$(48,759)	$(16,418)
Foreign	61,997	(28,870)	(2,816)
	$ 42,176	$(77,629)	$(19,234)

The federal, state and foreign tax provision (benefit) are summarized as follows (in thousands):

	Fiscal Years Ended June 30, 2008	2007	2006
Current:			
Federal	$ 1,829	$ (464)	$ —
Foreign	25,698	21,907	4,573
State	2,193	(372)	6
Total current	29,720	21,071	4,579
Deferred:			
Federal	17,501	(13,417)	(4,057)
Foreign	(12,538)	(8,295)	(965)
State	(348)	(132)	(825)
Total deferred	4,615	(21,844)	(5,847)
Total income tax provision (benefit)	$ 34,335	$ (773)	$(1,268)

A reconciliation between the Company's effective tax rate on income from operations and the U.S. federal statutory rate is as follows (amounts in thousands):

	Fiscal Years ended June 30, 2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax provision (benefit) at U.S. statutory rate	$14,762	35.0%	$(27,170)	(35.0)%	$(6,732)	(35.0)%
(Increase) decrease in benefit from:						
State taxes—net of federal tax benefit	(64)	(0.2%)	(373)	(0.5)	(533)	(2.8)%
Foreign tax rate differential	(2,312)	(5.5%)	1,257	1.6%	1,301	6.8%
Impact on deferred taxes due to increase (reduction) in foreign income tax rate	(8,351)	(19.8)%	(2,743)	(3.5)%	62	0.3%
Change in valuation allowance	30,665	72.7%	18,486	23.8%	3,069	16.0%
LLC income not subject to entity level income tax	—	—	922	1.2%	1,395	7.3%
Non-deductible interest	—	—	5,728	7.4%	—	—
Withholding taxes	1,872	4.4%	1,864	2.4%	—	—
Stock based compensation	561	1.3%	—	—	—	—
Tax credits	(2,491)	(5.9%)	—	—	—	—
Other	(307)	(0.6%)	1,256	1.6%	170	0.8%
Total income tax provision (benefit)	$34,335	81.4%	$ (773)	(1.0)%	$(1,268)	(6.6)%

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows (in thousands):

	June 30,	
	2008	2007
Deferred tax assets:		
Accrued expenses not currently deductible	$ 5,226	$ 3,234
Depreciation and amortization	1,434	2,377
Net operating losses	33,054	28,966
Intangibles	10,629	6,170
Tax credit carryovers and other	14,284	4,567
	64,627	45,314
Less valuation allowances	(54,663)	(18,231)
Deferred tax assets—net	9,964	27,083
Deferred tax liabilities:		
Amortization	351	1,885
Intangibles	29,046	40,202
Other	8,003	1,911
Deferred tax liabilities	37,400	43,998
Net deferred tax liabilities	$(27,436)	$(16,915)

The Company has U.S. federal, state and foreign net operating loss carry-forwards of approximately $143,693,000 at June 30, 2008. The Company also has U.S. federal and state research and development tax credit carry-forwards of approximately $1,021,000 and $2,159,000, respectively, and foreign tax credit carry-forwards of $2,908,000. $4,745,000 of these tax carry-forwards have an indefinite utilization period and the remaining tax carry-forward will expire at various times beginning in 2010 through 2027, if not utilized.

Utilization of the Company's U.S. federal and certain state net operating loss and tax credit carryovers may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carry-forwards before utilization.

The increase in valuation allowance at June 30, 2008 is primarily attributed to the establishment of a full valuation allowance against the Company's U.S. net deferred tax assets. Valuation allowances are established and maintained for deferred tax assets on a "more likely than not" threshold. The Company has considered the following possible sources of taxable income when assessing the realization of the deferred tax assets: (1) future reversals of existing taxable temporary differences; (2) taxable income in prior carryback years; (3) tax planning strategies; and (4) future taxable income exclusive of reversing temporary differences and carryforwards. Reliance on future U.S. taxable income as an indicator that a valuation allowance is not required is difficult when there is negative evidence such as in the Company's situation where the Company has cumulative U.S losses in recent years. In considering the evidence as to whether a valuation allowance is needed, the existence of cumulative losses in recent years is a factor that is accorded significant weight in the Company's assessment. Income forecasts were considered in conjunction with other positive and negative evidence, including the Company's current financial performance and the on going debt service costs related to the Company's U.S. external borrowing arising from the April 2006 acquisition. As a result, a determination was made that there was not sufficient positive evidence to enable the Company to conclude that it was "more likely than not" that these deferred tax assets would be realized. Therefore, the Company has provided a full valuation allowance against the Company's U.S. net deferred tax assets. This assessment will continue to be undertaken in the future. The Company's results of operations may be impacted in the future by the Company's inability to realize a tax benefit for future tax losses or for items that will generate additional deferred tax assets. The Company's results of operations might be favorably impacted in the future by reversals of valuation allowances if the Company is able to demonstrate sufficient positive evidence that the Company's deferred tax assets will be realized.

The Company has recorded valuation allowances for deferred tax assets of $54,663,000 and $18,231,000 at June 30, 2008 and 2007, respectively. The $54,663,000 valuation allowance for deferred tax assets as of June 30, 2008 is comprised of approximately: $50,441,000 charged against income tax expense while $1,082,000 is charged against goodwill and $ 3,140,000 is charged against equity. If the valuation allowance is fully realized, $1,082,000 will reduce goodwill and noncurrent acquisition-related intangible assets, $3,140,000 will reduce equity and the balance of $ $50,441,000 will reduce income tax expense.

The Company also recorded a valuation allowance of $1,048,000 for deferred taxes that was attributable to the tax benefits of stock option deductions which will be credited to equity when realized.

Income tax payments were approximately $25,851,000 and $22,464,000 for the fiscal years ended June 30, 2008 and 2007, respectively, for payments made directly by the Company.

The undistributed earnings of the Company's foreign subsidiaries as of June 30, 2008 are considered to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

The Company adopted FIN No. 48 on July 1, 2007. At adoption, the Company recorded $1,027,000 cumulative credit adjustment to decrease the accumulated deficit.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits balance at July 1, 2007	$ 8,387
Increase related to prior year tax positions	4,126
Decrease related to prior year tax positions	0
Increase related to current year tax position	4,785
Settlements with tax authorities	0
Decrease related to lapse of statute of limitations	0
Gross unrecognized tax benefits balance at June 30, 2008	$17,298

Included in the balance of total unrecognized tax benefits at June 30, 2008, are potential benefits of $10,837,000 which, if recognized, would affect the effective tax rate on income from continuing operations.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. Pursuant to the Acquisition Agreement dated February 8, 2006, ADP has indemnified all pre-acquisition period related income tax assessments arising from such tax examinations of CSG. As such, the Company is responsible for all income tax assessments arising from tax examinations pertaining to the post-acquisition period.

As of June 30, 2008, the Company had no accrued interest expense related to the unrecognized tax benefits. The Company recognizes interest accrued and penalties, if incurred, related to unrecognized tax benefits as a component of income tax expense. This policy did not change as a result of the adoption of FIN No. 48.

14. CONTRACTUAL COMMITMENTS, CONTINGENCIES, AND OFF-BALANCE-SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $14,544,000, $17,031,000 and $2,664,000 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively, with minimum commitments at June 30, 2008, as follows (in thousands):

2009	$27,374
2010	14,214
2011	9,924
2012	8,085
2013	7,017
Thereafter	9,474
Total	$76,088

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

In the normal course of business, the Company enters into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services. Losses related to such guarantees were not significant during the fiscal years ended June 30, 2008, 2007 and 2006.

The amounts exclude $9.8 million of liabilities under FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* as the Company is unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13, Income Taxes, in the Notes to Consolidated Financial Statement for further discussion.

15. COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income for the fiscal years ended June 30, 2008, 2007 and 2006 are as follows:

	Fiscal Years Ended June 30,		
	2008	2007	2006
Net income (loss)	$ 598	$(80,906)	$(18,887)
Other Comprehensive income (loss):			
Foreign currency translation adjustments	58,746	4,816	3,763
Unrealized net gain (loss) on derivative instruments, net of tax	(5,474)	(1,065)	—
Unrealized income from SFAS No. 158 Pension, net of tax	5,271	—	—
Comprehensive income (loss)	$59,141	$(77,155)	$(15,124)

16. SEGMENT AND GEOGRAPHIC INFORMATION

The Company manages its business operations through two strategic business units. Based upon the information reported to the chief operating decision maker, who is the Chief Executive Officer, the Company has the following two reportable segments: EMEA and Americas. The EMEA business unit encompasses the Company's operations in Europe, the Middle East, Africa and Asia. The Americas business unit encompasses the Company's operations in North America, and Central and South America. Prior to December 1, 2006, the Company was organized into three reportable segments: EMEA, Americas and Netherlands. Since the initial filing of the Company's consolidated financial statements as part of a Registration Statement on Form S-1 for the Company's initial public offering, the Company has presented the disclosures as required by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, for all periods presented to conform to the segment structure in place beginning as of December 1, 2006. Based on management fee studies, the Company's Corporate segment allocates certain costs related to providing services to its reportable segments. These costs are managed at the Corporate level and include costs related to financing activities, business development and oversight, and tax, audit and other professional fees of the Company. The Company evaluates the performance of its reportable segments based on operating results before income taxes:

(in thousands)	EMEA	Americas	Corporate	Total
Fiscal Year Ended June 30, 2006				
Revenues	$ 54,933	$ 40,151	$ —	$ 95,084
Earnings (loss) before income taxes and minority interest	6,171	(4,067)	(21,338)	(19,234)
Assets	893,334	315,340	44,331	1,253,005
Capital expenditures	1,830	2,282	—	4,112
Depreciation and amortization	13,202	10,369	—	23,571
Interest expense	1	9	14,832	14,842
Other (income) expense—net	(485)	(182)	2,503	1,836
Fiscal Year Ended June 30, 2007				
Revenues	280,112	191,848	—	471,960
Earnings (loss) before income taxes and minority interest	39,270	499	(117,398)	(77,629)
Assets	883,911	327,865	12,177	1,223,953
Capital expenditures	7,220	20,010	—	27,230
Depreciation and amortization	58,606	45,813	—	104,419
Interest expense	47	218	69,416	69,681
Other (income) expense—net	(3,568)	(306)	35,383	31,509
Fiscal Year Ended June 30, 2008				
Revenues	334,176	205,677	—	539,853
Earnings (loss) before income taxes and minority interest	82,593	31,124	(71,541)	42,176
Assets	1,026,879	300,310	4,566	1,331,755
Capital expenditures	8,630	10,191	—	18,821
Depreciation and amortization	57,524	37,742	—	95,266
Interest expense	60	302	45,368	45,730
Other (income) expense—net	(8,120)	(983)	(415)	(9,518)

The Company conducts its sales, marketing and customer service activities throughout the world. Geographic revenue information is based on the location of the customer. No single country outside the United States, the Netherlands, the United Kingdom and Germany accounted for 10% or more of total external revenue or of long-lived assets.

(in thousands)

	Europe*	United States	The Netherlands	United Kingdom	Germany	All Other	Total
Fiscal Year Ended June 30, 2006							
Revenues	$ 23,924	$ 31,018	$11,301	$ 8,760	$ 9,438	$10,643	$ 95,084
Property and equipment—net	10,754	12,901	487	3,949	8,088	2,106	38,285
Fiscal Year Ended June 30, 2007							
Revenues	$118,955	$146,392	$56,898	$50,814	$46,220	$52,681	$471,960
Property and equipment—net	6,003	26,214	311	8,149	8,269	2,539	51,485
Fiscal Year Ended June 30, 2008							
Revenues	$141,219	$147,875	$62,554	$57,819	$52,450	$77,936	$539,853
Property and equipment—net	4,392	22,554	290	8,681	8,473	4,853	49,243

* Excludes the Netherlands, the United Kingdom and Germany, which are shown separately.

17. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized unaudited quarterly results of the Company's continuing operations for the two fiscal years ended June 30, 2008 and 2007 are as follows:

(in thousands except per share data)

Year Ended June 30, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$124,181	$132,089	$138,049	$145,534
Allocated cost of revenues	66,932	68,759	69,004	71,620
Gross profit	57,249	63,330	69,045	73,912
Net loss	3,854	11,009	7,308	(21,573)
Dividends and redeemable preferred unit accretion	—	—	—	—
Net loss allocable to common stockholders/unitholders	$ 3,854	$ 11,009	$ 7,308	$(21,573)
Net loss allocable to common stockholders/unitholders per share/unit:				
Basic	$ 0.06	$ 0.17	$ 0.11	$ (0.34)
Diluted	$ 0.06	$ 0.17	$ 0.11	$ (0.34)

Year Ended June 30, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$111,482	$116,237	$121,701	$122,540
Allocated cost of revenues	70,199	72,059	72,832	74,472
Gross profit	41,283	44,178	48,869	48,068
Net loss	(17,890)	(11,978)	(9,751)	(41,287)
Dividends and redeemable preferred unit accretion	4,191	4,276	4,267	1,880
Net loss allocable to common stockholders/unitholders	$(22,081)	$(16,254)	$(14,018)	$(43,167)
Net loss allocable to common stockholders/unitholders per share/unit:				
Basic and Diluted	$ (0.76)	$ (0.56)	$ (0.48)	$ (0.90)

CLAIMS SERVICES GROUP

INDEX TO THE COMBINED FINANCIAL STATEMENTS

	Page
Combined Financial Statements of Claims Services Group	
Independent Auditors' Report	F-35
Combined Balance Sheets as of June 30, 2004 and 2005	F-36
Statements of Combined Earnings for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006	F-37
Statements of Combined Group Equity for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006	F-38
Statements of Combined Cash Flows for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006	F-39
Notes to Consolidated Financial Statements	F-40

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
Solera Holdings, LLC
San Ramon, California

We have audited the accompanying combined balance sheets of Claims Services Group (entities commonly controlled by Automatic Data Processing, Inc.) (the "Company") as of June 30, 2004 and 2005, and the related combined statements of earnings, group equity, and cash flows for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Claims Services Group as of June 30, 2004 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
February 12, 2007

CLAIMS SERVICES GROUP

COMBINED BALANCE SHEETS

AS OF JUNE 30, 2004 AND 2005

(In thousands)

	2004	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$107,824	$121,313
Cash in escrow	6,056	1,853
Accounts receivable—net	58,511	69,114
Other current assets	12,424	12,229
Deferred income taxes	8,126	7,738
Notes receivable from affiliated parties	—	2,825
Assets of discontinued operations	2,848	199
Total current assets	195,789	215,271
PROPERTY AND EQUIPMENT—Net	37,641	33,456
OTHER ASSETS	1,836	352
NOTES RECEIVABLE FROM AFFILIATED PARTIES	2,875	14,166
DEFERRED INCOME TAXES	547	561
GOODWILL	149,152	156,009
INTANGIBLE ASSETS—Net	168,929	188,250
TOTAL	$556,769	$608,065
LIABILITIES AND GROUP EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 15,877	$ 23,513
Accrued expenses and other current liabilities	78,966	83,861
Income taxes payable	13,504	21,736
Deferred income taxes	4,438	3,935
Notes payable to affiliated parties	799	14,080
Liabilities of discontinued operations	4,841	195
Total current liabilities	118,425	147,320
OTHER LIABILITIES	1,556	1,590
DEFERRED INCOME TAXES	50,621	47,138
DEFERRED REVENUES	1,220	2,839
NOTES PAYABLE TO AFFILIATED PARTIES	4,285	3,231
Total liabilities	176,107	202,118
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	4,276	6,665
GROUP EQUITY	376,386	399,282
TOTAL	$556,769	$608,065

CLAIMS SERVICES GROUP

STATEMENTS OF COMBINED EARNINGS

YEARS ENDED JUNE 30, 2004 AND 2005 AND PERIOD FROM JULY 1, 2005 THROUGH APRIL 13, 2006

(In thousands)

	Years Ended June 30		Period from July 1, 2005 through April 13, 2006
	2004	2005	
Revenues	$361,179	$412,355	$335,146
Operating expenses	107,590	117,361	101,995
Selling, general and administrative expenses	94,757	112,480	87,033
Systems development and programming costs	57,465	62,690	52,306
Depreciation and amortization	28,754	34,335	28,894
Restructuring charges (benefit)	1,740	5,512	(468)
Impairment charges	4,214	—	—
Interest expense	271	334	318
Other (income) expense—net	(1,323)	(4,065)	(3,069)
Total operating expenses	293,468	328,647	267,009
Earnings from continuing operations before provision for income taxes, minority interests, and loss (income) from discontinued operations, net of benefit from income taxes	67,711	83,708	68,137
Provision for income taxes	22,124	24,030	23,688
Minority interests in net income of combined subsidiaries	1,229	1,909	3,468
Earnings from continuing operations before loss (income) from discontinued operations, net of benefit from income taxes	44,358	57,769	40,981
Loss (income) from discontinued operations, net of benefit from income taxes of $4,828 and $82 for the years ended June 30, 2004 and 2005, respectively	(3,816)	128	—
Net earnings	$ 48,174	$ 57,641	$ 40,981

CLAIMS SERVICES GROUP

STATEMENTS OF COMBINED GROUP EQUITY

YEARS ENDED JUNE 30, 2004 AND 2005 AND PERIOD FROM JULY 1, 2005 THROUGH APRIL 13, 2006

(In thousands)

	Group Equity	Comprehensive Income
BALANCE—July 1, 2003	$228,307	$ —
Net earnings	48,174	48,174
Foreign currency translation adjustments	2,059	2,059
Minimum pension liability adjustment, net of tax of $(6)	14	14
Comprehensive income		$50,247
Dividends paid	(26,277)	
Advances from Parent and affiliates	124,109	
BALANCE—June 30, 2004	376,386	
Net earnings	57,641	$57,641
Foreign currency translation adjustments	10,853	10,853
Minimum pension liability adjustment, net of tax of $357	(591)	(591)
Comprehensive income		$67,903
Dividends paid	(21,276)	
Returns to Parent and affiliates	(23,731)	
BALANCE—June 30, 2005	399,282	
Net earnings	40,981	$40,981
Foreign currency translation adjustments	(997)	(997)
Comprehensive income		$39,984
Dividends paid	(91,043)	
Returns to Parent and affiliates	15,741	
BALANCE—April 13, 2006	$363,964	

CLAIMS SERVICES GROUP

STATEMENTS OF COMBINED CASH FLOWS

YEARS ENDED JUNE 30, 2004 AND 2005 AND PERIOD FROM JULY 1, 2005 THROUGH APRIL 13, 2006

(In thousands)

	Years Ended June 30		Period from July 1, 2005 through April 13,
	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 48,174	$ 57,641	$ 40,981
Adjustments to reconcile net earnings to net cash flows provided by operating activities:			
Loss from discontinued operations, net of tax	3,845	128	—
Gain on disposal of discontinued operations, net of tax	(7,661)	—	—
Depreciation and amortization	28,754	34,335	28,894
Deferred income taxes	(2,114)	(5,989)	(1,629)
Restricted stock compensation expense	268	476	7,443
Minority interests in net income of consolidated subsidiaries	1,229	1,909	3,468
Provision for doubtful accounts	644	1,313	981
Impairment of intangible assets	4,214	—	—
Other	164	778	130
Net change in assets and liabilities of discontinued operations	(1,620)	(1,997)	—
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
Receivables	(4,890)	(4,957)	(5,157)
Other assets	(2,064)	540	(1,250)
Accounts payable	(2,731)	7,335	(12,811)
Accrued expenses and other liabilities	5,634	9,682	(4,047)
Income taxes payable	2,171	5,646	(5,680)
Net cash flows provided by operating activities	74,017	106,840	51,325
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(15,980)	(7,659)	(9,671)
Additions to intangibles	(10,306)	(9,451)	(6,922)
Acquisitions of businesses, net of cash acquired	(116,788)	(36,456)	(3,403)
Cash paid from (deposited in) escrow account for acquisitions of businesses	(6,056)	4,203	1,853
Proceeds from the sale of businesses	5,369	—	—
Disbursements for notes receivable from affiliated parties	(917)	(14,345)	(17,311)
Proceeds from notes receivable from affiliated parties	2,994	229	16,991
Other	456	504	—
Net cash flows used in investing activities	(141,228)	(62,975)	(18,464)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Additions to notes payable to affiliated parties	899	14,686	—
Payments on notes payable to affiliated parties	(29)	(2,459)	—
Net (returns) advances of investments to Parent and affiliates	121,606	(24,320)	8,256
Cash dividends paid to Parent and affiliates	(26,277)	(21,276)	(91,043)
Net cash flows (used in) provided by financing activities	96,199	(33,369)	(82,787)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,950	2,993	6,741
NET CHANGE IN CASH AND CASH EQUIVALENTS	30,938	13,489	(43,185)
CASH AND CASH EQUIVALENTS—Beginning of period	76,886	107,824	121,313
CASH AND CASH EQUIVALENTS—End of period	$ 107,824	$121,313	$ 78,128
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash payments made for interest	$ 745	$ 862	$ —
Cash payments made for income taxes	$ 11,651	$ 13,329	$ 13,940

CLAIMS SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2004 AND 2005 AND PERIOD FROM JULY 1, 2005 THROUGH APRIL 13, 2006

(In thousands, except per share and share amounts)

1. ORGANIZATION AND BASIS OF PRESENTATION

Description of Business—The Claims Services Group (the "Company") of Automatic Data Processing, Inc. ("ADP" or the "Parent") provides software and services to the automobile insurance claims processing industry. The Company classifies its operations into the following reportable segments: Automotive Claims Services, Audatex, ADP Business Services, and Other. Automotive Claims Services provides insurance claims management and collision repair management in North America. Audatex provides insurance claims management and collision repair management in Europe, South America, South Africa and Asia. ADP Business Services provides services that help the financial industry and related businesses to streamline end-to-end processes used in property claims, risk management and distribution in the Netherlands.

Basis of Preparation—The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements present the combined financial position and results of operations of the Company, which are under common control and common management. The historical financial results in the combined financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone entity. The combined financial statements include all adjustments necessary for a fair presentation of the business and all intercompany balances and transactions of the Company have been eliminated.

The accompanying combined financial statements include the accounts of the Company, which include the following entities owned directly or indirectly, by the Company:

Entity	Ownership	Location
ADP Claims Solutions Group, Inc.	100%	United States
Collision Repair Business Management LLP	100%	United States
ADP Hollander Inc.	100%	United States
Integrated Medical Solutions, Inc.	100%	United States
Sidexa S.A. (France)	75%	France
Audatex Developpement France SAS	100%	France
Audatex Holding GmbH (Swiss)	100%	Switzerland
Audatex Osterreich GmbH (Austria)	100%	Austria
Informex S.A. (Belgium)	98%	Belgium
Audatex Brasil Servicos Ltda.	100%	Brazil
Audatex Ceska Republica a.s. (fka Mobil Data a.s.)	100%	Czech Republic
Audatex Deutschland Datenverarbeitungs GmbH	100%	Germany
Audatex Daten Internationale Datenentwicklungs GmbH	100%	Germany
Audatex (UK) Limited	100%	United Kingdom
Audatex Magyarorszag Kft. (Hungary)	100%	Hungary
Audatex Espana S.A.	75%	Spain
Audatex Datos Espana S.A.	88%	Spain
Audatex Polska Sp. Zoo.	100%	Poland
Audatex Portugal S.A.	51%	Portugal
Audatex S.A. (Pty) Ltd.	100%	South Africa
Audatex Systems GmbH (Swiss)	100%	Switzerland
Audatex GmbH (Swiss)	100%	Switzerland

Entity	Ownership	Location
Audatex Schweiz GmbH	100%	Switzerland
ADP Network Services Netherlands BV	100%	Netherlands
OOO Audatex (Russia)	100%	Russia
Audatex Mexico S. De R.L. de C.V.	51%	Mexico
Audatex Slovakia s.r.o.	100%	Slovakia
Audatex Ukraine LLC	100%	Ukraine
ADP Business Services Group BV (Netherlands)	100%	Netherlands
ADP Business Services Nerland BV	100%	Netherlands
ABZ BV	100%	Netherlands
ADP Business Services International BV (D)	100%	Netherlands
EBZ BV	100%	Netherlands
ADP Claims Services (BV)	100%	Netherlands
Audatex Italia s.r.l.	100%	Italy
ArgeMu GmBH	100%	Germany
Audatex Services SRL (Romania)	100%	Romania

In addition to the above entities, the accompanying historical financial statements include the assets, liabilities and operations of a Canadian insurance claims management and collision repair management business, which are part of the Company.

The accompanying historical financial statements are presented on a carve-out basis and reflect the assets, liabilities, revenues and expenses that were directly attributable to the Company as it was operated within ADP. Each of the above subsidiaries or divisions maintains a separate general ledger and all business activities relate to the Company.

The group equity balances on the combined balance sheets are comprised of the retained earnings of the Company, foreign currency translation adjustments, dividends paid, and advances from (returns to) Parent and affiliates. The advances from (returns to) Parent and affiliates consist of the receivables and payables for transactions with ADP and its affiliates as well as transactions that are settled by the Parent on behalf of the Company. The receivables and payables within group equity on the combined balance sheets include, but are not limited to, transactions relating to insurance programs, domestic severance liability, services received from affiliated companies, services provided to affiliated companies and income taxes.

The combined financial statements include costs for facilities, functions and services used by the Company at shared ADP sites and costs for certain functions and services performed by centralized ADP organizations and directly charged to the Claims Services Business based on usage. The Company's combined financial statements include the following transactions with ADP or its affiliates:

Corporate Overhead Expenses—The Company's statements of combined earnings include an allocation of certain general corporate expenses of ADP, which were in support of the Claims Services Group, including departmental costs for information technologies, travel, treasury, tax, internal audit, risk management, real estate, benefits and other corporate and infrastructure costs. The Company was allocated \$1,571, \$1,551, and \$750 of these overhead costs related to ADP's shared functions for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, which are primarily reported in selling, general and administrative expenses. These allocations were based on a variety of factors. The cost for information technology support is allocated based on the usage of the information technology systems by the Company in relation to ADP's total usage. The allocation of the travel department costs is based on the estimated percentage of travel directly related to the Company. The allocation of the treasury department costs is a combination of an estimated percentage of support staff time and bank service charges that are directly related to the Company's activities. The allocation of the internal audit department costs is based on the internal audit hours incurred for the Company in relation to ADP's total internal audit hours. The allocation of the risk management department costs is based on the estimated percentage of insurance coverage for the Claims Services Group in relation to ADP's total insurance coverage. The allocation of the real estate department costs is based on the number of leased facilities for the Company managed by the corporate real estate department in relation to ADP's total leased facilities. All other allocations are based on an estimated percentage of support staff time related to the Company in comparison to ADP as a whole.

Insurance Allocation—ADP retains much of the financial risk for insuring property, workers' compensation, automobile liability, commercial general liability insurance and employee group health claims. The Company is charged with the insurance premiums and other related program costs, as well as the estimated amount of losses to be incurred in the respective policy period. Liabilities related to these insurance plans have not been allocated to the Company and therefore are included in group equity on the combined balance sheets. The Company was allocated $4,393, $4,369 and $6,276 of these insurance costs the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively. The portion of the allocated costs that are reported as operating expenses are $1,455, $1,653 and $2,421 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively. The portion of allocated costs that are reported as selling, general and administrative expenses are $1,914, $1,663 and $2,333 for years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively. The portion of allocated costs that are reported as systems and programming expenses are $532, $1,053 and $1,522 for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006, respectively. For the year ended June 30, 2004, $492 of allocated costs are reported within the loss (income) from discontinued operations. Property, workers' compensation, automobile liability and commercial general liability insurance cost allocations include insurance program costs and retained losses. Employee group health costs have been allocated to the Company based on the number of Company's employees participating in the plans in relation to the total number of ADP employees participating in these plans.

Stock Compensation and Pension Plans—Certain employees of the Company are eligible to participate in certain ADP stock compensation plans. In addition, certain employees of the Company are covered by ADP's defined benefit and defined contribution plans (Note 12).

Royalty Fees—The statements of combined earnings include trademark royalty fees charged by ADP to the Company based on revenues for licensing fees associated with the use of the ADP trademark. The Company was charged $752, $811 and $587 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, for such trademark royalty fees. The portion of the allocated costs that are reported as operating expenses are $737, $811 and $587 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively. The portion of allocated costs that are reported within the loss (income) from discontinued operations is $15 for the year ended June 30, 2004.

Facilities—The Company conducts its business in certain facilities that are being leased from various affiliated companies. The Company is charged rent based on the square footage being leased from the affiliated companies. Rental expense of facilities leased from affiliated companies were $1,347, $1,367 and $1,036 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, and are included within selling, general and administrative expenses. In addition, certain affiliates of ADP utilize certain leased space at Company's facilities. The Company charges rent to ADP based on the square footage being leased by the affiliated companies. Rental income from the space leased by ADP's affiliates was $0, $77 and $61 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, which are included in and reduce selling, general and administrative expenses.

Services Received from Affiliated Companies—The Company conducts business with various affiliated companies that are under the control of ADP. Services purchased from affiliated companies primarily consist of services for the printing and distribution of manuals and compact discs to provide to the Company's customers for the use of products, services for the collection and remittance of cash for certain of the Company's product offerings and a fee per transaction charge for the access to certain car dealership information. Services from affiliated companies were $2,756, $2,810 and $1,566 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, and are included within operating expenses. The Company purchases services from affiliated companies at rates consistent with pricing to third parties.

Services Provided to Affiliated Companies—The Company has allocated expenses to ADP affiliates for certain general bookkeeping services provided by the Company for an ADP affiliated entity. The Company allocated $26, $27 and $20 of these overhead costs to ADP for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively. All of these allocated costs reduce selling, general and administrative expenses.

Notes Receivable from Affiliated Parties and Notes Payable to Affiliated Parties—The amounts recorded in the combined financial statements as notes receivable from affiliated parties and notes payable to affiliated parties represent amounts that are receivable from or payable to affiliated parties under contractual arrangements. Interest income and interest expense on these transactions with affiliated companies are disclosed in Note 11.

Other Services—The Company receives other services from ADP and its affiliates, including payroll processing services and the use of information technology software for recruiting employees. The Company is primarily charged at a fixed rate per employee per month for such payroll processing services and based on usage for the information technology software. Net expense incurred for such services was $437, $654 and $495 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, and is included in the statements of combined earnings primarily as selling, general and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company's cash and cash equivalents are primarily comprised of cash in its international bank accounts. The Company's domestic operations participate in ADP's centralized cash management program, where all cash in domestic bank accounts are swept to ADP on a daily basis. All highly liquid debt instruments with original maturities of ninety days or less at the time of purchase are considered cash equivalents.

Property and Equipment—Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	20 to 40 years
Building improvements	5 to 15 years
Leasehold improvements	Lesser of 10 years or useful life
Data processing equipment	3 years
Furniture and fixtures	4 to 7 years
Machinery and equipment	3 to 6 years

Goodwill and Other Intangible Assets—The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144").

Impairment of Long-Lived Assets—In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Use of Estimates—The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company's combined financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in the Company's balance sheets and the amounts of revenues and expenses reported for each of its fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for sales allowances, allowance for doubtful accounts, fair value of derivatives, goodwill and intangible asset impairments, amortization of intangibles, restructurings, liabilities under defined benefit plans, stock based compensation and income taxes. Actual results could differ from these estimates.

Revenue Recognition—A majority of the Company's revenues are attributable to fees for providing services. The Company's customers are billed on a per-transaction basis and/or on a monthly subscription basis. Revenues are recognized only after services are provided, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, and when collectibility is reasonably assured.

Certain of the Company's services are sold through a single contract with multiple elements, including database services, hardware, and maintenance. The Company accounts for revenue with multiple elements in accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Elements* ("EITF 00-21"). EITF 00-21 provides guidance on (a) how arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among separate units of accounting.

Certain of the Company's services may require the Company to perform setup and implementation activities necessary for the client to receive the Company's services under the service contract. Up-front fees billed during the setup phase are deferred and amortized on a straight-line basis over the estimated customer life. Setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the estimated life of the customer relationship.

Revenues are reflected net of customer sales allowances, which are based on both specific identification of certain accounts and a predetermined percentage of revenue based on historical experience.

Foreign Currency Translation—The assets, revenues and expenses of the Company's foreign subsidiaries are translated into U.S. dollars at average exchange rates during the periods. Functional currencies of significant foreign subsidiaries include: Euros, British pounds, Swiss francs and Canadian dollars. Currency transaction gains (losses), which are included in the results of operations, totaled ($363), $872 and $383 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively. Gains or losses from balance sheet translation are included in group equity within other comprehensive income on the combined balance sheets.

Internal Use Software—Expenditures for software purchases and software developed or obtained for internal use are capitalized and amortized over a three -to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs in accordance with the provisions of Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

Income Taxes—The Company's operations are included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company's operations are included in the income tax returns of the Parent or an affiliate.

The provision for income taxes on earnings from continuing operations is computed as if the Company filed on a consolidated stand-alone or separate tax return basis, as applicable. The provision for income taxes on earnings from continuing operations does not reflect the Company's inclusion in the tax returns of the Parent or an affiliate. Certain income taxes of the Company are paid by the Parent or an affiliate on behalf of the Company. The payment of income taxes by the Parent or affiliate on behalf of the Company is recorded within group equity on the combined balance sheets.

Deferred income taxes and related tax expense have been recorded by applying the asset and liability approach to the Company as if it was a separate taxpayer. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the combined financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax bases of the particular assets and liabilities, using enacted tax rates and laws in effect for the years in which the differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

Fair Value Accounting for Stock Plans—As an operating unit of ADP, certain employees of the Company (a) have been granted stock options to purchase common shares in ADP's stock option program, (b) have been granted restricted stock under which shares of common stock have been sold to the employees for nominal consideration, and (c) participate in ADP's stock purchase plan under which employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase or as of the end of the stock purchase plan period.

As discussed in Note 12, ADP adopted SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), effective July 1, 2005, using the modified prospective method. Accordingly, prior-period amounts have not been restated. The adoption of this standard requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Prior to July 1, 2005, ADP followed Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations. Under APB No. 25, no stock-based compensation expense was recognized related to the Company's stock option program and employee stock purchase plan, as all options granted under the stock option program had an exercise price equal to the market value of the underlying common stock on the date of grant and, with respect to the employee stock purchase plan, the discount did not exceed 15%.

Fair Value of Financial Instruments—The Company's financial instruments, including cash equivalents, accounts receivable, short-term notes receivable from affiliated parties, accounts payable and short-term notes payable to affiliated parties are carried at cost, which approximates their fair value, due to the short-term maturities of these financial instruments. The Company's long-term notes payable to affiliated parties approximate fair value as the notes payable contain provisions that allow the Company to repay the loan at any time without penalty. The fair value of long-term notes receivable from affiliates is estimated by using a discount rate that approximates the current rate for comparable notes.

Certain Risks and Concentrations—The Company offers a broad range of services to a diverse group of customers throughout North America, Central and South America, Europe, the Middle East, South Africa and Asia. To reduce the credit risk, the Company performs periodic credit evaluations of each customer and monitors their financial condition and developing business news. The Company had no customers with sales exceeding 10% of total sales for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 to April 13, 2006.

3. OTHER (INCOME) EXPENSE—NET

Interest Income and other—net consists of the following:

	Years Ended June 30		Period From July 1, 2005 through April 13,
	2004	2005	2006
Interest income	$(1,601)	$(2,589)	$(1,668)
Interest income on notes receivable from affiliated parties	(133)	(348)	(998)
Foreign exchange (gain) loss on notes receivable and notes payable from affiliated parties	363	(872)	(383)
Other	48	(256)	(20)
Other (income) expense—net	$(1,323)	$(4,065)	$(3,069)

4. PURCHASE OF THE COMPANY BY SOLERA, INC.

On April 13, 2006, Solera, Inc., a subsidiary of Solera Holdings, LLC completed its purchase of the Company from ADP for approximately $1.0 billion, including transaction costs.

5. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's combined balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company's statements of combined earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

The Company acquired two businesses in the period from July 1, 2005 to April 13, 2006 for approximately $3,403, net of cash acquired. These acquisitions resulted in approximately $4,095 of goodwill. Intangible assets acquired, which totaled approximately $632, consist of customer contracts and lists that are being amortized over a weighted average life of 10 years. In addition, during the period from July 1, 2005 to April 13, 2006, the Company did not make any contingent payments relating to previously consummated acquisitions. Such acquisitions for the period from July 1, 2005 to April 13, 2006 were not material to the Company's operations, financial position or cash flows.

The Company acquired one business in the year ended June 30, 2005 for approximately $31,486, net of cash acquired. This acquisition resulted in approximately $19,127 of goodwill. Intangible assets acquired, which totaled approximately $6,942, consist of customer contracts and lists that are being amortized over a weighted average life of 10 years. In addition, during the year ended June 30, 2005, the Company made $4,970 of contingent payments relating to previously consummated acquisitions. As of June 30, 2005, the Company had contingent consideration remaining for all transactions of approximately $2,239, which is payable over the next year, subject to the acquired entity's achievement of specified revenue, earnings and/or development targets. The acquisition discussed above for the year ended June 30, 2005 was not material to the Company's operations, financial position or cash flows.

In January 2004, the Company acquired ABZ Group B.V. ("ABZ") for approximately $115,765, net of cash acquired. ABZ provides services that help the financial industry and related businesses to streamline end-to-end processes used in property claims, risk management and distribution. The Company formed the ADP Business Services segment to report the results of the acquired business. This acquisition resulted in approximately $82,447 of goodwill. Intangible assets acquired, which totaled approximately $59,340, consist primarily of software and customer contracts and lists that are being amortized over a weighted average life of 11 years. In connection with the acquisition of ABZ, the Company deposited cash in an escrow account for contingent payments relating to the acquisition, which has been utilized to settle the final purchase consideration in succeeding periods. The balance of the escrow account is $6,056 and $1,853 at June 30, 2004 and 2005, respectively, and is included in cash in escrow on the combined balance sheets.

In addition to the acquisition of ABZ in the year ended June 30, 2004, the Company made $1,023 of contingent payments relating to previously consummated acquisitions.

6. RESTRUCTURING CHARGES

The Company recorded restructuring charges of $1,740, $5,512 for the years ended June 30, 2004 and 2005, respectively, and a release of restructuring accruals of $(468) during the period from July 1, 2005 through April 13, 2006, which primarily consist of one-time termination benefits. These restructuring initiatives were designed to achieve efficiencies and reduce costs in response to changes in demand projections for certain services. One-time termination benefits relate to the termination of approximately 26, 125 and 18 employees for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 to April 13, 2006, respectively. The restructuring reserves are included in accrued expenses and other current liabilities on the combined balance sheets. The following table summarizes the charges for restructuring and related activity at June 30, 2004 and 2005, including payments made and the ending reserve balances:

	Balance at July 1 2003	Additions	Payments	Balance at June 30 2004	Additions	Payments	Balance at June 30 2005
Automotive Claims Services	$ 281	$ —	$ (214)	$ 67	$2,768	$ (352)	$2,483
Audatex	1,109	1,740	(2,040)	809	1,814	(1,145)	1,478
ADP Business Services	—	—	—	—	930	—	930
Total	$1,390	$1,740	$(2,254)	$876	$5,512	$(1,497)	$4,891

For the period from July 1, 2005 to April 13, 2006, payments of $4,096 were made for restructuring charges.

7. DISCONTINUED OPERATIONS

In January 2004, the Company sold a portion of the assets of its Medical Claims business for $5,369 in cash. In addition, the Company decided to shut down the remaining operations of the business rather than continue to pursue the sale of the remaining assets. In connection with the decision to shut down the remaining operations of its Medical Claims business, the Company recorded restructuring charges of $3,517 during the year ended June 30, 2004. These restructuring charges primarily consisted of severance of $903, involving 259 employees, asset impairments of $2,144 and other exit costs of $470 necessary to exit certain contracts. The reserve for the restructuring charges associated with the discontinued operations is included in liabilities of discontinued operations on the combined balance sheets. During the year ended June 30, 2004, the Company reported income from discontinued operations of $3,816, including a $4,828 benefit from income taxes, in the statements of combined earnings. The income from discontinued operations included a gain on sale of certain assets of the Medical Claims business of $7,661, net of a $2,280 benefit from income taxes, as well as operating losses, including restructuring charges, of the discontinued business. The benefit from income taxes includes a benefit of $4,426 that resulted from the disposition of stock with a tax basis in excess of the book basis in assets sold. During the year ended June 30, 2004, there were no significant investing or financing cash flow activities of the discontinued operations.

During the year ended June 30, 2005, the Company recorded additional charges of $210 primarily relating to additional costs associated with certain contracts which were terminated in the year ended June 30, 2004. During the period from July 1, 2005 to April 13, 2006, the Company did not record any additional charges for discontinued operations.

Operating results of the discontinued operations of the Medical Claims business were as follows:

	Years Ended June 30	
	2004	2005
Revenues	$17,968	$ —
Loss before benefit from income taxes	6,393	210
Benefit from income taxes	(2,548)	(82)
Net loss from operations of discontinued Medical Claims business	3,845	128
Gain on disposal of Medical Claims business, net of provision for income taxes of $2,280 for the year ended June 30, 2004	(7,661)	—
Net loss (income) from discontinued operations	$ (3,816)	$128

The following are the major classes of assets and liabilities related to the discontinued operations as of June 30, 2004 and 2005:

	2004	2005
Current assets:		
Accounts receivable—net	$1,951	$ —
Deferred tax assets	897	199
Total current assets	$2,848	$199
Current liabilities:		
Accounts payable	$ 808	$ —
Accrued expenses	4,033	195
Total current liabilities	$4,841	$195

8. RECEIVABLES

Accounts receivable is net of an allowance for doubtful accounts of $3,824 and $1,489 at June 30, 2004 and 2005, respectively. The Company did not have any significant concentration of credit risk associated with its customers.

9. PROPERTY AND EQUIPMENT—NET

Property and equipment at cost and accumulated depreciation at June 30, 2004 and 2005 are as follows:

	2004	2005
Property and equipment:		
Land and buildings	$ 19,174	$ 19,601
Machinery and equipment	6,824	7,193
Furniture and fixtures	10,316	10,998
Data processing equipment	57,946	44,854
Leasehold improvements	11,117	11,043
Property and equipment at cost	105,377	93,689
Less accumulated depreciation	(67,736)	(60,233)
Property and equipment—net	$ 37,641	$ 33,456

10. GOODWILL AND INTANGIBLE ASSETS—NET

Changes in goodwill for the years ended June 30, 2004 and 2005 are as follows:

	Automotive Claims Services	ADP Business Services	Audatex	Total
BALANCE—July 1, 2003	$2,303	$ —	$53,828	$ 56,131
Additions	—	93,551	—	93,551
Adjustments to previously recorded purchase price	—	—	1,167	1,167
Cumulative translation adjustments	—	(2,351)	1,154	(1,697)
BALANCE—June 30, 2004	2,303	90,700	56,149	149,152
Additions	—	—	19,127	19,127
Adjustments to previously recorded purchase price	—	(11,104)	(3,271)	(14,375)
Cumulative translation adjustments	—	2,714	(609)	2,105
BALANCE—June 30, 2005	$2,303	$ 82,310	$71,396	$156,009

Components of intangible assets are as follows:

	2004	2005
Intangibles:		
Software and software licenses	$ 82,077	$ 96,168
Customer contracts and lists	135,567	161,102
Trademarks	14,204	16,520
	231,848	273,790
Less accumulated amortization	(62,919)	(85,540)
Intangible assets—net	$168,929	$188,250

During the year ended June 30, 2004, the Company decided to discontinue the use of software which was previously purchased as it was determined that the intended use of the software would no longer be feasible. This change required an impairment analysis to be performed in accordance with SFAS No. 144. Since the Company decided to dispose the software, it was determined that there was no future cash flows expected to be generated by the software. As a result, the carrying value of the intangible asset was reduced to zero. The Automotive Claims Services segment recorded a pre-tax charge of $4,214, within impairment charges on the statements of combined earnings, during the year ended June 30, 2004.

All of the intangible assets (except goodwill) have finite lives and, as such, are subject to amortization on a straight-line basis. The weighted average remaining useful life of the intangible assets is 7 years (3 years for software and software licenses, 9 years for customer contracts and lists and 8 years for trademarks). Amortization of intangibles totaled $16,589, $21,840 and $19,266 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 to April 13, 2006, respectively. Estimated future amortization expense is not presented, as the Company was acquired on April 13, 2006 (see Note 4).

11. NOTES RECEIVABLE FROM AFFILIATED PARTIES AND NOTES PAYABLE TO AFFILIATED PARTIES.

Notes receivable from affiliated parties and notes payable to affiliated parties are comprised of the following:

Type of Issue	Interest Rate	Date of Maturity	June 30, 2004	June 30, 2005
Short-term notes receivable denominated in foreign currency:				
Note receivable from affiliate	3.25	5/21/06	$ —	$ 2,825
Long-term notes receivable denominated in foreign currency:				
Note receivable from affiliate	3.00	10/14/06	$ —	$12,662
Note receivable from affiliate	6.00	6/14/07	—	1,504
Note receivable from affiliate	3.25	5/21/06	2,875	—
Total long-term notes receivable from affiliated parties			$2,875	$14,166
Short-term notes payable denominated in foreign currency:				
Note payable to affiliate	4.00	10/10/05	$ —	$ 3,252
Note payable to affiliate	12.00	12/31/05	—	1,582
Note payable to affiliate	2.35	4/6/06	—	8,410
Note payable to affiliate	2.25	3/11/06	799	836
Total short-term notes payable to affiliated parties			$ 799	$14,080
Long-term notes payable denominated in foreign currency:				
Note payable to affiliate	4.00	10/10/05	$3,179	$ —
Note payable to affiliate	12.00	12/31/05	1,106	—
Note payable to affiliate	1.00	4/26/07	—	3,231
Total long-term notes payable to affiliated parties			$4,285	$ 3,231

For the period from July 1, 2005 to April 13, 2006, there was one additional note receivable from affiliate of $1,548. All notes receivable and payable to/from affiliated parties were paid or otherwise settled in conjunction with the acquisition of the Company as of April 13, 2006.

Interest income on notes receivable from affiliated parties was $133, $348 and $998 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, and is included in other (income) expense—net.

Interest expense on notes payable to affiliated parties was $252, $334 and $301 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, and is included in other (income) expense—net.

12. EMPLOYEE BENEFIT PLANS

Stock Plans—As discussed in Note 2, effective July 1, 2005, the Company adopted SFAS No. 123(R) utilizing the modified prospective method. Accordingly, prior period amounts have not been restated. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), will be recognized in net earnings in the periods after the date of adoption. Stock-based compensation primarily consists of the following:

Stock Options—As an operating unit of ADP, certain employees of the Company are eligible to participate in the ADP stock option plans, which provide for the issuance, to eligible employees, of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at exercise prices not less than the fair market value on the date of grant. Stock options generally vest over five years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award. Upon the sale of the Company, options granted prior to January 1, 2006 were accelerated, fully vesting on April 13, 2006. The Company recorded approximately $1,637 as stock based compensation for the incremental fair value resulting from the modification of these options. Options granted during or after January 1, 2006 were cancelled at April 13, 2006 upon sale of the Company.

Employee Stock Purchase Plan ("ESPP")—As an operating unit of ADP, certain employees of the Company participate in ADP's ESPP. Prior to November 2005, ADP offered an employee stock purchase plan that allowed eligible employees to purchase shares of common stock at 85% of the lower of market value as of the date of purchase or as of the end of the stock purchase plan. In November 2005, ADP revised the employee stock purchase plan, effective as of on January 1, 2006, whereby eligible employees can purchase shares of common stock at 85% of the market value at the date the purchase price for the offering is determined. Compensation expense for the employee stock purchase plan is recognized over the vesting period of 24 months on a straight-line basis. The sale of the Company on April 13, 2006 ceased the ESPP for the Company's employees.

Restricted Stock—ADP has a restricted stock program under which shares of common stock have been sold at par value to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to ADP at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock over the period during which the transfer restrictions exist, which is up to five years from the date of grant. The value of ADP's restricted stock, based on market prices, is recognized as compensation expense over the restriction period on a straight-line basis. Upon the sale of Company on April 13, 2006, the vesting for all restricted stock previously unvested was accelerated, fully vesting on April 13, 2006.

The Company utilizes treasury stock to satisfy stock option exercises, issuances under its employee stock purchase plan and restricted stock awards. Stock-based compensation expense was recognized in earnings from continuing operations as follows:

	Fiscal Year		July 1, 2005- April 13, 2006
	2004	2005	
Operating expenses	$ —	$ —	$1,111
Selling, general and administrative expenses	268	476	3,264
Systems development and programming costs			3,068
Total stock-based compensation expense	$268	$476	$7,443

The total stock-based compensation expense included in earnings from continuing operations before income taxes includes expenses related to restricted stock awards of $268, $476, and $396 within selling, general and administrative expenses for the fiscal years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively.

A summary of changes in the stock option plans for the fiscal years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, is as follows:

	Number of Options (in thousands)			Weighted-Average Exercise Price		
	2004	2005	July 1, 2005-April 13, 2006	2004	2005	July 1, 2005-April 13, 2006
Options outstanding—beginning of year	2,642	3,028	2,913	$43	$43	$43
Options granted	972	469	488	41	43	44
Options exercised	(183)	(169)	(237)	32	32	37
Options canceled	(403)	(415)	(422)	46	45	42
Options outstanding—end of period	3,028	2,913	2,742	$43	$43	$44

Options outstanding as of April 13, 2006 expired in 60 days thereafter. Options not exercised within the 60 days were canceled.

During the period from July 1, 2005 through April 13, 2006, the Company issued 163,000 shares in connection with the employee stock purchase plan. The Company issued 7,000 shares of restricted stock during the period from July 1, 2005 through April 13, 2006.

The following table illustrates the effect on net earnings from continuing operations if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for periods prior to adoption of SFAS No. 123(R).

	Years Ended June 30	
	2004	2005
Net earnings, as reported	$48,174	$57,641
Add stock-based employee compensation expense included in reported net earnings, net of related tax effects	163	289
Deduct total stock-based employee compensation expense determined using the fair value-based method for all awards, net of related tax effects	(6,428)	(6,849)
Pro forma net earnings	$41,909	$51,081

The fair value of each stock option issued prior to January 1, 2005 was estimated on the date of grant using a Black-Scholes option-pricing model. For stock options issued on or after January 1, 2005, the fair value of each stock option was estimated on the date of grant using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial option-pricing model and represents the period of time that options granted are expected to be outstanding.

The fair value for these instruments was estimated at the date of grant with the following assumptions:

	Years Ended June 30 2004	Years Ended June 30 2005	Period from July 1, 2005 through April 13, 2006
Risk-free interest rate	3.9-4.5%	2.1-4.2%	4.0-4.6%
Dividend yield	1.0-1.1%	1.2-1.4%	1.4-1.7%
Volatility factor	29.0-29.3%	26.2-29.2%	17.1-24.7%
Expected life (in years):			
Stock options	6.5	5.5-6.5	5.5-6.5
Stock purchase plans	2.0	2.0	2.0
Weighted average fair value:			
Stock options	$ 13.96	$ 11.38	$ 10.89
Stock purchase plans	11.95	12.66	9.76

Upon the modification of options at the sale of the Claims Services Group at April 13, 2006, the incremental fair value of the modification was determined by comparing the fair value of the 1,136 unvested options immediately before and after the modification. The fair value immediately before the modification was $0 since the options would have been forfeited without the acceleration. The fair value of the options immediately after the modification was based on: a risk-free interest rate of 4.67%, a dividend yield of 1.41%, a volatility factor of 17.69% and an expected life of 60 days, resulting in a weighted average fair value of options outstanding of $3.55. The net incremental fair value of the modification was $1,637.

Pension Plans—Certain employees of the Company are covered by ADP's domestic defined benefit plans. In addition, certain employees of the Company are part of ADP's Supplemental Officer Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which ADP will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. Liabilities and assets related to these plans have not been allocated to the Company and are therefore included in group equity on the combined balance sheets. Domestic pension expense allocated to the Company for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006 was $190, $390 and $500, respectively. SORP expense allocated to the Company for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006 was $42, $43 and $35, respectively. Upon the sale of the Company on April 13, 2006, all liabilities for the domestic defined benefit plan and SORP were retained by ADP.

The Company's foreign subsidiaries sponsor various defined benefit plans and individual defined benefit arrangements covering certain eligible employees. All of the defined benefit plans and arrangements are closed to new members. The benefits under these pension plans are based on years of service and compensation levels. Funding is limited to statutory requirements. The Company uses a June 30 measurement date for its foreign pension plans. The change in benefit obligations and plan assets as well as the funded status of the Company's foreign pension plans were as follows for the years ended June 30, 2004 and 2005:

	2004	2005
Change in plan assets:		
Fair value of plan assets at beginning of year	$19,200	$24,200
Acquisitions	1,100	—
Actual return on plan assets	1,400	200
Employer contributions	1,800	1,800
Benefits paid	(400)	(400)
Foreign currency exchange rate changes	1,100	—
Fair value of plan assets at end of year	$24,200	$25,800
Change in benefit obligation:		
Benefit obligation at beginning of year	$24,100	$28,700
Acquisitions	1,300	—
Service cost	1,000	1,200
Interest cost	1,300	1,400
Actuarial losses	—	1,800
Benefits paid	(400)	(400)
Foreign currency exchange rate changes	1,400	100
Projected benefit obligation at end of year	$28,700	$32,800
Funded status—plan assets less benefit obligation	$ (4,500)	$ (7,000)
Unrecognized net actuarial loss due to different experience than assumed	1,300	4,100
Accrued pension liability	$ (3,200)	$ (2,900)

In conjunction with the sale of the Company effective April 13, 2006 (the "Acquisition"), the Company transferred all liabilities and related assets associated with one foreign defined benefit plan to ADP, and two other foreign defined benefit pension plans were converted to defined contribution plans prior to the Acquisition date. The liabilities and related assets for the remaining three foreign defined pension plans were included in the Acquisition and were assumed by the purchaser.

The accumulated benefit obligation for all defined benefit pension plans was $26,300 and $29,900 at June 30, 2004 and 2005, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans with accumulated benefit obligations in excess of plan assets were $27,300, $25,100 and $22,800, respectively, as of June 30, 2004, and $30,700, $28,200 and $23,900, respectively, as of June 30, 2005.

The components of net pension expense were as follows:

	Years Ended June 30,		Period From July 1, 2005 through April 13, 2006
	2004	2005	
Service cost—benefits earned during the period	$ 1,000	$ 1,200	$1,200
Interest cost on projected benefits	1,300	1,400	1,300
Expected return on plan assets	(1,000)	(1,200)	(800)
	$ 1,300	$ 1,400	$1,700

Assumptions used to determine the actuarial present value of benefit obligations generally were:

	2004	2005
Discount rate	5.06%	4.46%
Increase in compensation levels	2.54	2.13

Assumptions used to determine the net pension expense generally were:

	Years Ended June 30		Period From July 1, 2005 through April 13, 2006
	2004	2005	
Discount rate	5.04%	5.06%	4.36%
Expected long-term rate of return on assets	4.65%	4.66%	4.44%
Increase in compensation levels	2.53%	2.54%	2.12%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The weighted average long-term expected rate of return on assets assumption is 4.44%. This percentage has been determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets—The plan assets of the pension plans are the liability of insurance companies and benefit payments are fully insured. The insurance companies invest the plan assets in accordance with the terms of the insurance companies' guidelines and the Company has no control over the investment decisions made by the insurance companies. The insurance companies invest virtually the entire pension plan portfolio in fixed income securities.

Contributions—The minimum required and the expected contributions to the Company's pension plans for the period from April 14, 2006 to June 30, 2006 and for the year ending June 30, 2007 were $400 and $1,700, respectively.

Estimated Future Benefit Payments—The benefits expected to be paid in each fiscal year for the period from April 14, 2006 to June 30, 2006 and the 5 years ending thereafter are $0, $183, $223, $389, $2,282 and $458, respectively. The aggregate benefits expected to be paid in the five years ending June 30 from 2011 to 2015 are $4,406. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligation and include estimated future employee service.

Retirement and Savings Plan—ADP has defined contribution plans that cover most of its domestic employees. This 401(k) plan provides company matching under various formulas. The allocated costs to the Company for the domestic associates plans for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, were $904, $1,183 and $1,098, respectively.

The Company's foreign subsidiaries have defined contribution plans that cover certain international employees. These retirement savings-type plans provide company matching under various formulas. The Company's match amounted to approximately $3,164, $4,373 and $3,977 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively.

13. INCOME TAXES

The Company's operations are included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company's operations are included in the income tax returns of the Parent or an affiliate.

The provision for income taxes on earnings from continuing operations is computed as if the Company filed on a consolidated stand-alone or separate tax return basis, as applicable. The provision for income taxes on earnings from continuing operations does not reflect the Company's inclusion in the tax returns of the Parent or an affiliate. Certain income taxes of the Company are paid by the Parent or an affiliate on behalf of the Company. The payment of income taxes by the Parent or affiliate on behalf of the Company is recorded within group equity on the Combined Balance Sheets.

The provision for income taxes on loss (income) from discontinued operations includes an income tax benefit from a loss on the sale of a discontinued operation in 2004 that was utilized by the Parent. The income tax benefit was recorded within group equity on the Combined Balance Sheets.

Earnings from continuing operations before income taxes and minority interests in net income of combined subsidiaries shown below are based on the geographic location to which such earnings are attributable:

	Years Ended June 30		Period From July 1, 2005 through April 13, 2006
	2004	2005	
Earnings before income taxes:			
United States	$20,592	$17,044	$15,403
Foreign	47,119	66,664	52,734
	$67,711	$83,708	$68,137

The provision for income taxes on earnings from continuing operations consists of the following components:

	Years Ended June 30		Period From July 1, 2005 through April 13, 2006
	2004	2005	
Current:			
Federal	$ 6,207	$ 6,568	$ 6,418
Foreign	16,809	22,166	18,188
State	1,222	1,285	711
Total current	24,238	30,019	25,317
Deferred:			
Federal	667	(857)	(535)
Foreign	(2,912)	(4,965)	(1,087)
State	131	(167)	(7)
Total deferred	(2,114)	(5,989)	(1,629)
Total provision	$22,124	$24,030	$23,688

A reconciliation between the Company's effective tax rate on earnings from continuing operations and the U.S. federal statutory rate is as follows:

	Years Ended June 30				Period From July 1, 2005 through April 13, 2006	%
	2004	%	2005	%		
Provision for taxes at U.S. statutory rate	$23,269	35.0	$28,630	35.0	$23,848	35.0
Increase (decrease) in provision from:						
State taxes, net of federal tax benefit	880	1.3	727	0.9	458	0.7
Foreign rate lower than U.S. federal statutory rate	(2,164)	(3.2)	(3,956)	(4.9)	(2,824)	(4.1)
Change in valuation allowance					309	0.5
Impact on deferred taxes due to reduction in foreign income tax rate			(1,509)	(1.8)	(202)	(0.3)
Other	139	0.2	138	0.2	2,099	3.1
	$22,124	33.3	$24,030	29.4	$23,688	34.9

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

	June 30,		April 13, 2006
	2004	2005	
Deferred tax assets:			
Accrued expenses not currently deductible	$ 7,198	$ 7,646	$11,169
Depreciation and amortization	961	716	1,259
Net operating losses	1,699	1,862	1,292
Other	1,303	842	86
	11,161	11,066	13,806
Less valuation allowances	(1,152)	(1,613)	(1,692)
Deferred tax assets—net	$ 10,009	$ 9,453	$12,114
Deferred tax liabilities:			
Amortization	$ 45,227	$ 41,900	$ 262
Capitalized Software	6,356	5,954	4,307
Statutory versus GAAP deductions	3,895	2,809	
Other	917	1,564	605
Deferred tax liabilities	56,395	52,227	5,174
Net deferred tax assets (liabilities)	$(46,386)	$(42,774)	$ 6,940

Income taxes have not been provided on undistributed earnings of foreign subsidiaries as the Company considers such earnings to be permanently reinvested as of June 30, 2004 and 2005.

The Company has estimated foreign net operating loss carry forwards of approximately $4,225 at April 13, 2006, of which $131 expires in 2011, $843 expires in 2014 and $3,251 has an indefinite utilization period.

The Company has recorded valuation allowances of $1,152, $1,613 and $1,692 at June 30, 2004 and June 30, 2005 and April 13, 2006, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize these carryforwards to offset future taxable earnings.

Income tax payments were approximately $11,651, $13,329 and $13,940 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, for payments made directly by the Company. The income tax payments exclude payments made by the Parent or an affiliate on behalf of the Company as these amounts are recorded within group equity on the Combined Balance Sheets. For the years ended June 30, 2004 and 2005, and the period from July 1, 2005 through April 13, 2006, income tax payments that were paid on behalf of the Company by the Parent or an affiliate were $8,484, $9,385 and $7,129 respectively, and are included within group equity on the Combined Balance Sheets.

The Company utilized losses of an affiliate in group relief in lieu of cash payments for income taxes in the amounts of $1,374, $526 and $1,008 for the years ended June 30, 2004 and 2005, and for the period from July 1, 2005 through April 13, 2006, respectively. The utilization of such losses is included within group equity on the Combined Balance Sheets.

The Company is routinely examined by the Internal Revenue Service (the "IRS") in conjunction with the IRS audit of the Parent and examined by tax authorities in countries in which it conducts business, as well as states in which it has significant business operations. The tax years under examination vary by jurisdiction. The Company is included as part of the IRS examination for the year ended June 30, 1998 through the year ended June 30, 2002 which is expected to be substantially completed in the current fiscal year. The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. The Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters should not have a material effect on the combined financial condition of the Company, the Company's Statements of Combined Earnings for a particular future period or on the Company's effective tax rate.

In the year ended June 30, 2005, the Company reversed a tax contingency of $4,460 due to the expiration of the statute of limitations regarding a pre-acquisition contingent tax liability that was recorded in purchase accounting at the time of the acquisition of the subsidiary to which the contingency related. The reversal resulted in a reduction of goodwill recorded in purchase accounting.

14. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total costs under these agreements were approximately $10,320, $16,475 and $9,225 for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively, with minimum commitments at April 13, 2006 as follows:

Period from April 14, 2006 through June 30, 2006	$ 2,450
Year ended June 30, 2007	17,497
Year ended June 30, 2008	10,664
Year ended June 30, 2009	7,834
Year ended June 30, 2010	4,619
Thereafter	8,757
	$51,821

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the combined financial statements.

In the normal course of business, the Company enters into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services. Losses related to such guarantees are insignificant.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income. Other comprehensive income results from items deferred within group equity on the combined balance sheets. Other comprehensive income (loss) was $2,073, $10,262 and $(997) for the years ended June 30, 2004 and 2005 and for the period from July 1, 2005 through April 13, 2006, respectively. The accumulated balances for each component of other comprehensive income are as follows:

	Years Ended June 30		Period From July 1, 2005 through April 13, 2006
	2004	2005	
Currency translation adjustments	$20,688	$31,541	$30,544
Minimum pension liability adjustment, net of tax	(156)	(747)	—
Accumulated other comprehensive income	$20,532	$30,794	$30,544

16. SEGMENT AND GEOGRAPHIC INFORMATION

The Company manages its business operations through strategic business units and provides technology-based outsourcing solutions to the property and casualty insurance, auto collision repair and auto recycling industries. Based upon the information reported to the chief operating decision maker, the Company has the following reportable segments: Automotive Claims Services, Audatex, ADP Business Services, and Other. The Company evaluates the performance of its reportable segments based on operating results before income taxes.

	Automotive Claims Services	ADP Business Services	Audatex	Other	*Discontinued Operations*	Reconciling Item *Corporate* Expenses	Total
Year ended June 30, 2004							
Revenues	$176,615	$ 23,393	$159,068	$2,103	$ —	$ —	$361,179
Earnings before income taxes	30,203	4,549	38,590	611	—	(7,471)	66,482
Assets	67,417	171,442	314,508	554	2,848	—	556,769
Capital expenditures	11,022	128	4,736	94	—	15,980	
Depreciation and amortization	13,642	3,871	11,241	—	—	—	28,754
Interest income	—	—	(1,601)	—	—	—	(1,601)
Interest income on notes receivable from affiliated parties	(133)	(133)					
Interest expense	—	—	19	—	—	—	19
Interest expense on notes payable to affiliated parties	—	—	252	—	—	—	252
Year ended June 30, 2005							
Revenues	$174,096	$ 49,956	$186,196	$2,107	$ —	$ —	$412,355
Earnings before income taxes	32,036	7,605	53,637	471	—	(11,950)	81,799
Assets	59,855	181,339	366,267	405	199	—	608,065
Capital expenditures	2,982	—	4,642	35	—	—	7,659
Depreciation and amortization	15,319	6,403	12,608	5	—	—	34,335
Interest income	(3)	(99)	(2,487)	—	—	—	(2,589)
Interest income on notes receivable from affiliated parties	—	(248)	(100)	—	—	—	(348)
Interest expense	—	—	—	—	—	—	
Interest expense on notes payable to affiliated parties	—	—	334	—	—	—	334
Period from July 1, 2005 through April 13, 2006							
Revenues	$133,998	$ 38,692	$160,823	$1,633	$ —	$ —	$335,146
Earnings before income taxes	(44,925)	2,507	117,459	358	—	(10,730)	64,669
Assets	74,045	126,898	179,731	334	—	—	381,008
Capital expenditures	3,848	60	5,763	—	—	—	9,671
Depreciation and amortization	11,451	5,066	12,377	—	—	—	28,894
Interest income	4	35	1,629	—	—	—	1,668
Interest income on notes receivable from affiliated parties	—	228	770	—	—	—	998
Interest expense	—	—	17	—	—	—	17
Interest expense on notes payable to affiliated parties	—	—	301	—	—	—	301

Revenues and long-lived tangible assets by geographic area are as follows:

	United States	Europe	Canada	Other	Total
Year ended June 30, 2004:					
Revenues	$157,685	$174,315	$21,033	$ 8,146	$361,179
Property, plant, and equipment—net	17,740	18,962	70	869	37,641
Year ended June 30, 2005:					
Revenues	$152,391	$221,791	$23,812	$14,361	$412,355
Property, plant, and equipment—net	13,173	19,204	140	938	33,455
Period from July 1, 2005 through April 13, 2006:					
Revenues	$115,355	$183,229	$20,275	$16,287	$335,146
Property, plant, and equipment—net	12,038	19,291	81	1,780	33,190

17. SUBSEQUENT EVENTS

In 1999 the European Court ruled that a German tax rule regarding the tax treatment of certain royalty fees paid to foreign entities was incompatible with European law. It was unclear whether the European Court ruling applied to non-EU and Double Tax Treaty (DTT) countries. As a result, the German law remained in effect, but German tax authorities suspended tax assessments on trade taxes where the licensor/lessor was resident in a non-EU DTT country, reserving the right to assess the tax at a later date. In response, the Company's German subsidiaries began accruing a trade tax liability on royalties to non-EU DTT countries according to the German law. As of April 13, 2006, a $6.7 million tax liability was recorded in the Company's financial statements. In November 2006 the Company was notified that the German tax authorities issued a clarifying ordinance, stating that in the case of lessors/licensors resident in EU or DTT countries the tax assessment would be permanently ceased. Based upon this decision, during the quarter ended December 31, 2006 Solera Holdings, LLC plans to reverse the entire $6.7 million accrual as a reduction to goodwill attributed to the purchase.

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Amended and Restated Certificate of Incorporation of the Registrant (as filed as Exhibit 3.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
3.2*	By-laws of the Registrant (filed as Exhibit 3.2 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
4.1*	Specimen Common Stock Certificate (filed as Exhibit 4.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
4.2*	Registration Rights Agreement, dated as of April 1, 2005, by and among Solera Holdings, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and each of the other Stockholders party thereto (filed as Exhibit 4.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.1*	Transaction Agreement, dated as of February 8, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.2*	Amendment No. 1 to Transaction Agreement, dated as of March 28, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.3*	Amendment No. 2 to Transaction Agreement, dated as of April 13, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.3 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.4*	Professional Services Agreement, dated as of April 1, 2005, by and among Solera Holding Corp. and GTCR Golder Rauner, L.L.C. (filed as Exhibit 10.4 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.5*#	Solera Holdings, Inc. 2007 Long-Term Equity Incentive Plan (filed as Exhibit 10.5 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.6*#	Form of Option Agreement issued under 2007 Long-Term Equity Incentive Plan (filed as Exhibit 10.6 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on April 30, 2007).
10.7*#	Solera Holdings, LLC 2006 Employee Securities Purchase Plan (filed as Exhibit 10.7 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.8*#	Solera Holdings, Inc. 2007 Employee Stock Purchase Plan (filed as Exhibit 10.8 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.9*#	Form of Indemnification Agreement (filed as Exhibit 10.9 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.10*#	Second Amended and Restated Senior Management Agreement, dated as of January 28, 2008, by and among Solera Holdings, Inc., Solera, Inc., Tony Aquila, Anthony Aquila 2007 Annuity Trust dated May 10, 2007, Shelly Renee Aquila and Shelly Renee Aquila 2007 Annuity Trust dated May 10, 2007 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on February 13, 2008).
10.11*#	Employment Agreement dated as of April 13, 2006, by and among Solera, Inc., Solera Holdings, LLC and Jack Pearlstein (filed as Exhibit 10.13 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).

Exhibit Number	Description
10.12*#	Amended and Restated Securities Purchase Agreement dated as of January 28, 2008, by and among Solera Holdings, Inc., Jack Pearlstein, Ian Z. Pearlstein 2001 Trust and Ivanna V. Pearlstein 2001 Trust (filed as Exhibit 10.2 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on February 13, 2008).
10.13*#	Amended and Restated Senior Management Agreement, dated as of April 13, 2006, by and among Solera Holdings, LLC, Solera, Inc. and John Schwinn (filed as Exhibit 10.15 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.14*#	Amended and Restated Senior Management Agreement, dated as of April 13, 2006, by and among Solera Holdings, LLC, Solera, Inc. and Michael Conway (filed as Exhibit 10.16 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.15*#	Second Amended and Restated Securities Purchase Agreement, dated as of January 28, 2008, by and between Solera Holdings, Inc. and Roxani Gillespie (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on May 13, 2008).
10.16*	First Amended and Restated First Lien Credit and Guaranty Agreement, dated as of May 16, 2007, among Audatex North America, Inc., Solera Nederland Holding B.V., Audatex Holdings IV B.V., Audatex Holdings, LLC, the other Guarantors party thereto, Goldman Sachs Credit Partners L.P., Citigroup Global Markets, Inc., Citicorp USA, Inc. and the other Lenders party thereto (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on June 25, 2007)
10.17#	Management Agreement, dated as of December 31, 2007, by and among Solera Holdings, Inc., Solera, Inc. and Jason Brady.
18.1	Letter dated August 28, 2008 from Deloitte & Touche LLP regarding change in Accounting Principle.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference.

\# Management contract or compensatory plan or arrangement.

END